Annual Information Form

 For the Year Ended August 31, 2013

Dated as of November 28, 2013

Table of Contents

1.	Preliminary Information		1

	1.1.	Financial Statements	1
	1.2.	Disclosure Regarding Forward-Looking Statements	1
	1.3.	National Instrument 43-101 – Qualified Persons	3
	1.4.	Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	3

2.	Corporate Structure		3

3.	General Development of the Business		4

4.	Description of the Business		8

	4.1.	General	8
	4.2.	Nechalacho Project	8
	4.3.	Other Properties and Assets	48
	4.4.	Employees	67
	4.5.	Safety and Environmental Policy	67
	4.6.	Corporate Social Responsibility (“CSR”)	69
	4.7.	Risk Factors	70

5.	Dividends		83

6.	Description of Capital Structure		83

7.	Market for Securities		84

	7.1	Trading Price and Volume	84
	7.2	Prior Sales	85

8.	Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer		86

9.	Directors and Officers		87

	9.1.	Name, Occupation and Security Holding	87
	9.2.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	90
	9.3.	Conflicts of Interest	91

10.	Legal Proceedings and Regulatory Actions		91

11.	Interest of Management and Others in Material Transactions		92

12.	Transfer Agent and Registrar		92

13.	Audit Committee and Related Information		92

	13.1.	Charter	92
	13.2.	Composition	92
	13.3.	Pre-Approval Policies and Procedures	93
	13.4.	External Auditor Service Fees	93

14.	Material Contracts		94

15.	Interests of Experts		94

	15.1.	Names and Interests of Experts	94

16.	Additional Information		95

Appendix A - Charter of the Audit Committee			96

i

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

1.	Preliminary Information

In this Annual Information Form (the “AIF”), Avalon Rare Metals Inc. is referred to as “Avalon” or the “Company”. All information contained herein is as at November 28, 2013 and all monetary amounts are stated in Canadian dollars, unless otherwise stated.

1.1.	Financial Statements

This AIF should be read in conjunction with the Company’s consolidated financial statements and management’s discussion and analysis for the 12 months ended August 31, 2013. The consolidated financial statements and management’s discussion and analysis are available on the Company’s website at www.avalonraremetals.com and under the Company’s profile on the SEDAR website at www.sedar.com. All financial statements are prepared in accordance with International Financial Reporting Standards and are reported in Canadian dollars.

1.2.	Disclosure Regarding Forward-Looking Statements

Certain of the statements that are not historical facts contained in this AIF are forward-looking statements within the meaning of Canadian and United States securities legislation that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. . These estimates and/or assumptions include, but are not limited to:

•	grade of ore;
•	rare earth and by-product commodity prices;
•	metallurgical recoveries;
•	operating costs;
•	achievement of current timetables for development;
•	strength of the global economy;
•	availability of additional capital; and
•	availability of supplies, equipment and labour.

Forward-looking statements include, among other things, statements regarding the ability of the Company to raise funds pursuant to the Program and the Purchase Agreement (both as defined below), statements regarding targets, estimates and/or assumptions, including, without limitation, estimates and assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” and “Description of the Business – Nechalacho Project – Nechalacho Project Schedule – Risks and Mitigations” herein and the following:

•	risks related to the Company’s history of losses, lack of operating history and ability to generate material revenues;

Avalon Rare Metals Inc.	Page 1

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

•	risks related to establishing new mining operations in the event that the Company elects to proceed with the development of one of our mineral projects;
•	risks related to the Company’s need for additional financing;
•	risks related to any joint venture or strategic alliances that may be entered into by the Company;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to the unique ore type at the Nechalacho Project (“Nechalacho” or the “Project”) for which known metallurgical processes have not previously been applied;
•	uncertainty related to title to the Company’s properties as well as the risk of delays in obtaining licenses and permits as a result of local opposition, including uncertainty related to any challenges in connection with aboriginal land title claims and aboriginal rights in the Northwest Territories;
•	risks related to the possible existence of rights and interests of aboriginal groups, which may limit the Company’s ability to develop our properties;
•	risks related to the need to acquire properties for the Hydrometallurgical Plant and rare earth refinery for the Nechalacho Project;
•	risks that actual capital costs, production schedules and economic returns for the Nechalacho Project may differ significantly from those anticipated by the Company;
•	risks related to the demand for rare earth minerals and fluctuations in mineral prices;
•	risks related to competition and the actions of competitors;
•	uncertainties relating to the fact that the Company’s mineral resources and minerals reserves are only estimates;
•	risks related to possible shortages of supplies, equipment and labour;
•	risks related to obtaining, maintaining and renewing licenses and permits, and the material costs, liabilities and obligations in connection therewith;
•	risks that the Company will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and approvals and that approvals will not be available;
•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Company’s activities are subject;
•	uncertainties involving uninsured risks;
•	risks related to the Company’s ability to attract and retain qualified management and technical personnel;
•	uncertainty whether the Company will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Company can be developed as commercially viable ore bodies;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks and hazards inherent to the mining industry;
•	risks related to any changes in critical accounting estimates that adversely affect the Company’s financial results;
•	risks related to potential conflicts of interest of the Company’s directors and officers who may have involvement with other resource companies; and
•	risks related to fluctuations of currency exchange rates.

Most of such factors are beyond Avalon’s ability to control. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Avalon Rare Metals Inc.	Page 2

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The forward-looking statements contained herein are made as of the date of this AIF and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

1.3.	National Instrument 43-101 – Qualified Persons

Except as otherwise noted in this AIF, Mr. Donald S. Bubar, P.Geo., President and Chief Executive Officer, and Dr. William Mercer, P.Geo., Vice President, Exploration are qualified persons for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and have reviewed and approved the technical information included in this AIF.

1.4.	Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards for disclosure of information, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this AIF may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

2.	Corporate Structure

Avalon Rare Metals Inc. was amalgamated on July 24, 1991 under the British Columbia Company Act (now the British Columbia Business Corporations Act (“BCA”)) under the name Keith Resources Ltd. pursuant to the amalgamation of Rockridge Mining Company and Meadfield Mining Corp.

Avalon Rare Metals Inc.	Page 3

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

On September 29, 1994, the Company consolidated its share capital on a five-for-one basis and changed its name to Avalon Ventures Ltd.

On July 18, 2005, the Company carried out a transition under the BCA by filing Notice of Articles and at the same time adopted new Articles to bring them in line with the requirements and alternatives available under the BCA, including increasing its authorized share structure to an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. The new Articles also reduced the percentage of votes required from 75% to 66 2/3% to pass special and separate resolutions and gave authority to the Board of Directors to make capital alterations and changes to the Company’s name as permitted under the BCA.

On February 17, 2009, the Company changed its name to Avalon Rare Metals Inc.

On February 9, 2011, the Company continued under the Canada Business Corporations Act (the “CBCA”).

The Company’s head and registered office is located at Suite 1901, 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

The Company is a reporting issuer in all of the provinces (except for the Province of Quebec) and territories of Canada. The Company’s shares are listed and posted for trading on the Toronto Stock Exchange in Canada (the “TSX” or the “Exchange”), on the NYSE MKT LLC in the United States, in each case under the symbol “AVL” and are also traded on the Frankfurt Stock Exchange in Germany under the symbol “OU5”.

The Company operates principally in Canada and is currently extra-provincially registered to carry on business in Ontario, British Columbia, Northwest Territories, Nova Scotia and New Brunswick.

The Company has four directly wholly-owned subsidiaries - Nolava Minerals Inc. (“Nolava”) (a Delaware company), Avalon Rare Metals Ltd. (a Delaware company), Avalon Rare Metals Processing Inc. (a Mississippi company), and 8110131 Canada Inc. (“8110131”) (a Canada company), and one indirectly-owned subsidiary – Avalon Rare Metals Processing LLC (a Delaware limited liability company, wholly owned by Avalon Rare Metals Ltd.). None of these subsidiaries has carried on any significant operations since their incorporation except for the staking and exploration of certain mining claims in Utah, U.S.A. by Nolava and the acquisition of certain royalties by 8110131.

3.	General Development of the Business

3.1	Three Year History

Avalon is a mineral development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. These rare metals include rare earth elements (“REE”) such as neodymium, terbium and dysprosium, and other rare metals and minerals including lithium, tantalum, niobium, cesium, indium, gallium, zirconium and a related base metal, tin. The Company seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products. Avalon currently holds a portfolio of eight such projects. See “Description of the Business – Nechalacho Project” and “Description of the Business – Other Properties and Assets”.

Avalon Rare Metals Inc.	Page 4

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Since 2007, the Company has focused its exploration and development efforts on the REE potential at its Thor Lake property (the location of the Company’s Nechalacho project (the “Nechalacho Project”)) due to the large size of the REE resource in the Nechalacho deposit (the “Nechalacho Deposit”, formerly called the Lake Zone deposit) and its exceptional enrichment in the “heavy” rare earths, europium through lutetium (“HREE”).

In November 2008 Avalon announced the adoption of the Principles and Guidelines for Responsible Exploration developed by the Prospectors and Developers Association of Canada (the “PDAC”), as a policy of the Company and has made corporate social responsibility (“CSR”) a Company priority. It has applied these principles on the Nechalacho Project particularly with respect to its environmental and community engagement practices. In addition, the Company has become an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”).

In July 2010, the Company focused its efforts and available capital resources on the completion of a pre-feasibility study (“PFS”) on the Nechalacho Deposit.

On September 30, 2010, the Company completed a prospectus offering consisting of 9,240,000 units at a price of $3.25 per unit for total gross proceeds of $30,030,000. Each unit consisted of one common share and one half of a common share purchase warrant. Each whole warrant entitled the holder to purchase one additional common share of the Company at a price of $3.60 per common share on or before September 30, 2011.

On December 8, 2010, the Company announced that it entered into a negotiation agreement with the Yellowknives Dene First Nation (the “YKDFN”) regarding the development of the Nechalacho Deposit. The negotiation agreement outlines broad principles for co-operation and provides the basis for the negotiation of an accommodation agreement. This form of initial agreement (often referred to as a memorandum of understanding (“MOU”)) is done in order to frame the negotiations towards an impacts and benefits type of agreement. The accommodation agreement (like an impacts and benefits agreement), if agreed to, will be structured to mitigate any adverse impacts of project development, define the benefits to the parties and provide greater certainty with respect to the development of the Nechalacho Deposit.

On February 8, 2011, the Company announced that it entered into a negotiation agreement with the Deninu K’ue First Nation (“DKFN”) regarding the development of the Nechalacho Deposit, similar to the negotiation agreement entered into with the YKDFN.

On March 15, 2011, the Company filed an updated technical report prepared in accordance with NI 43-101 for an updated mineral resource estimate and a restatement of the mineral reserve estimate on its Nechalacho Deposit that were previously included in the PFS. The mineral resource and mineral reserve estimates contained in the technical report were originally released in a press release issued by the Company on January 27, 2011.

On June 16, 2011, the Company announced that it entered into a negotiation agreement with the Lutsel K’e Dene First Nation (the “LKDFN”) regarding the development of the Nechalacho Deposit, similar to the negotiation agreements entered into with the YKDFN and the DKFN.

On August 3, 2011, the Company completed a prospectus offering consisting of an aggregate of 7,692,900 common shares that were offered at $5.81 per share in Canada and at US$6.15 per share in the United State for gross proceeds of $44,695,749 (US$47,311,355).

On August 26, 2011, the Company filed an updated technical report prepared in accordance with NI 43-101 for an updated PFS in respect of the Nechalacho Project. See “Description of the Business – Nechalacho Project”.

Avalon Rare Metals Inc.	Page 5

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

On December 11, 2011, the Company announced the appointment of SNC-Lavalin Inc. (“SNC”) to complete the feasibility study (“FS”) for the Nechalacho Project.

On April 12, 2012, the Company announced the results of a PFS for a rare earth elements separation plant to be located in the southern United States. The separation plant PFS was prepared by SNC. The PFS was based on a separation plant site in Louisiana close to transportation infrastructure.

On April 16, 2012, the Company released its inaugural Corporate Sustainability Report 2011, entitled Journey to a Sustainable Future (the "CSR Report"). The CSR Report was prepared within the framework of the Global Reporting Initiative (the "GRI"), Version 3.1. The GRI sets out the principles and performance indicators that help organizations measure and report their economic, environmental and social performance. GRI is purported to be the most comprehensive sustainability reporting guidelines available today. The CSR Report also incorporates a self-assessment of 2011 performance and sets targets for 2012 against the MAC TSM indicators.

On May 7, 2012, the Company released a Nechalacho Project update news release which announced that the target date for production start-up of the Nechalacho Project is late 2016, subject to the completion of the Nechalacho Project FS.

On June 7, 2012, the Company announced that it had entered into an accommodation agreement (the "Accommodation Agreement") with the DKFN. The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the development of the Nechalacho Deposit and associated facilities in the Northwest Territories, and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the development of the Nechalacho Deposit and associated facilities in the Northwest Territories.

The definitive financial structure for the Nechalacho Project has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

In conjunction with the Accommodation Agreement, the Company has issued an aggregate of 10,000 common shares of the Company, and agreed to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company to the DKFN. The common shares are subject to contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Nechalacho Project. As at August 31, 2013, the Company has issued 10,000 warrants with an exercise price of $1.48 per share to the DKFN with an expiry date of August 9, 2017 and 10,000 warrants with an exercise price of $0.75 per share with an expiry date of July 31, 2018. The remaining 30,000 warrants will be issued in three installments of 10,000 warrants per year over the next three years on the anniversary of the effective date of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

On July 3, 2012, the Company announced the purchase of the 3% Calabras/Lutoda Net Smelter Return royalty on its Thor Lake property, which includes the Nechalacho Deposit, for $2.0 million.

Avalon Rare Metals Inc.	Page 6

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

On July 10, 2012, the Company announced an updated resource estimate for the Nechalacho Deposit. The estimate was prepared by Roscoe Postle Associates Inc. ("RPA") based on the assays from all drilling completed up to November, 2011. The updated resource estimate was highlighted by the initial definition of mineral resources in the Nechalacho Deposit at the “Measured” level of confidence.

On August 27, 2012, the Company announced the selection of a site in the community of Geismar, Louisiana for its proposed rare earth separation plant and refinery. See “Risk Factors – Acquisition of Properties”.

On November 26, 2012, the Company announced an updated resource estimate for the Nechalacho Deposit. The estimate was prepared by the Company and audited by RPA based on the assays from all drilling completed up to October 19, 2012. See “Description of the Business – Nechalacho Project”.

On April 17, 2013, the Company announced the results of the FS prepared by SNC.

On July 29, 2013, the Company announced the receipt of a positive Report of Environmental Assessment (“EA”) for the Nechalacho Project from the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”).

On August 1, 2013, the Company announced its promising initial results from Nechalacho Project metallurgical process optimization work.

On August 15, 2013, the Company announced the results of its summer work program at the Nechalacho Project and provided a mineral resource update.

On September 12, 2013, the Company announced the filing of a final base shelf prospectus (the “Base Shelf Prospectus”) and U.S. registration statement, under which the Company may issue shares or warrants, or any combination of shares and warrants as units up to an aggregate offering amount of US$500,000,000.

On September 25, 2013, the Company announced the entering into of a sales agreement for an “at the market” issuance program (the “Program”) with Cowen and Company, LLC (“Cowen”) for the sale of common shares of the Company of up to US$25,000,000 and the filing of a prospectus supplement to the Base Shelf Prospectus and related U.S. registration statement pursuant to which the Company may issue up to US$8,100,000 of common shares of the Company, all through “at the market” issuances on the NYSE MKT. No common shares may be offered or sold in Canada or over the TSX under the Program. As at the date of this AIF, the Company has issued 705,707 common shares through this program, has paid Cowen commissions totalling US$20,099, and has realized proceeds net of commissions of US$649,876.

On November 5, 2013, the Company announced the receipt of federal government approval for the Nechalacho Project Environmental Assessment. The Minister of Aboriginal Affairs and Northern Development Canada, on behalf of the Ministers responsible for Environment Canada and Transport Canada and the Government of the Northwest Territories, agreed to adopt the recommendation of MVEIRB that the Company’s proposal be approved subject to the implementation of measures and commitments contained in the MVEIRB Report of EA.

On November 27, 2013, Avalon entered into a Purchase Agreement with Lincoln Park Capital Fund, LLC, (“LPC”) (the “Purchase Agreement”), which provides that, upon the terms and subject to the conditions and limitations set forth in the Purchase Agreement, Avalon has the right to sell to LPC up to US$30,000,000 worth of Avalon common shares over the 36 month term of the Purchase Agreement at the Company’s discretion. The Company has also filed a prospectus supplement to the Base Shelf Prospectus and related U.S. registration statement in connection with the common shares to be sold under the Purchase Agreement. LPC has made an initial purchase of 4,375,000 common shares at a price of US$0.64 per common share for aggregate gross proceeds to Avalon of US$2,800,000. As consideration for entering into the Purchase Agreement, the Company issued 918,521 common shares as a commitment fee and 85,729 common shares as additional compensation to LPC.

Avalon Rare Metals Inc.	Page 7

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Following completion of the initial purchase, Avalon now has the right, in its sole discretion, to sell up to an additional US$27,200,000 worth of common shares to LPC, from time to time and issue up to an additional 832,792 common shares as additional compensation on a pro rata basis as the remaining US$27,200,000 purchase amount is funded, and on such terms and conditions as are described in the Purchase Agreement.

The purchase price for any additional sales of common shares will be based on prevailing market prices of the common shares on the NYSE MKT immediately preceding any notice of sale without any fixed discount. Under the terms of the Purchase Agreement, Avalon has control over the timing and amount of any future sale of common shares subject to certain conditions, and LPC is obligated to make such purchases, if and when Avalon presents LPC with a valid purchase notice. There are no upper price limitations, negative covenants or restrictions on Avalon’s future financing activities. Avalon may terminate the Purchase Agreement at any time, at its sole discretion, without any cost or penalty. LPC has also agreed not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of the common shares. No common shares may be offered or sold in Canada or over the TSX under the Purchase Agreement or the prospectus supplement to the Base Shelf Prospectus and related U.S. registration statement.

4.	Description of the Business

4.1.	General

The Company is a mineral exploration and development company with a primary focus on rare metals and minerals.

Avalon presently owns eight rare metals and mineral projects in Canada and in the United States, five of which are under active development, but none of which are in production. In its Annual Information Form dated as at November 28, 2012, the Company described its projects as seven projects of which four were under development. The Company’s Spor Mountain Rare Metals Project included two properties that are now divided and described as the Spor Mountain Rare Metals Project and the Apex Rare Metals Project. This division reflects the distinct geographic and geologic characteristics of the two properties involved and the Company’s plans for both properties.

The Company currently relies primarily on equity markets to raise capital to finance its exploration and development programs. The Company has no debt and no sources of revenue at the present time to finance its development programs other than investment income on its cash balances. As at November 27, 2013, Avalon has approximately $7.5 million in working capital. The Company can also potentially finance exploration and/or development of its properties through joint ventures or other arrangements with third parties.

4.2.	Nechalacho Project

The Company is filing concurrently with this AIF a technical report prepared in accordance with NI 43-101 on the Nechalacho Project entitled “Technical Report Disclosing the Results of the Feasibility Study on the Nechalacho Rare Earth Elements Project” dated May 31, 2013, effective April 17, 2013 and prepared by Micon International Limited (“Micon”) (the “Technical Report”). Unless otherwise stated, the information, tables and figures that follow relating to the Nechalacho Project are substantially derived from the Technical Report. Unless otherwise stated, the technical information contained in this section of the AIF has been reviewed and approved by Dr. William Mercer, P.Geo., Vice President, Exploration, David Marsh, Senior Vice President, Metallurgy and Donald S. Bubar, P. Geo., President and Chief Executive Officer, each of whom is a qualified person for the purposes of NI 43-101. See “Interests of Experts”.

The Technical Report is available for review on the Company’s SEDAR profile at www.sedar.com. Portions of the following information are based on assumptions, qualifications and procedures, which are not fully described herein. Reference should be made to the full text of the Technical Report.

Avalon Rare Metals Inc.	Page 8

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Property Description and Location

The Nechalacho Deposit is situated on the Company’s Thor Lake property, located in Canada’s Northwest Territories (“NWT”), 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System (NTS) map sheet 85I/02 at approximately 62°06’30’’N and 112°35’30’’W (6,886,500N, 417,000E - NAD83).

The Thor Lake property consists of five contiguous mineral leases (totalling 4,249 hectares or 10,449 acres) and three claims (totalling 1,869 hectares, or 4,597 acres). The claims were staked in 2009 to cover favourable geology to the west of the mining leases.

The mining leases have a 21-year life and each lease is renewable in 21-year increments. Annual payments of $4.94 per hectare ($2.00 per acre) are required to keep the leases in good standing. Avalon owns the leases subject to various legal agreements described below.

Two underlying royalty agreements were inherited with the title to the Thor Lake property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement. The Murphy Royalty Agreement is a 2.5% Net Smelter Return (NSR) royalty and has a provision for Avalon to buy out the royalty at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at August 31, 2013 this amounted to approximately $1.3 million). The Calabras/Lutoda Royalty Agreement totals 3% NSR. In June, 2012, 8110131 Canada Inc., a wholly owned subsidiary of the Company, acquired the NSR under the Calabras/Lutoda Royalty Agreement for $2.0 million.

Permit Status and Environmental Issues

The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation. The area is also subject to a settled Land Claim of the Tli Cho Government who refer to the area as the Monfwe overlap.

Under the Mackenzie Valley Resource Management Act (“MVRMA”) and Regulations, the Mackenzie Valley Land and Water Board (“MVLWB”) administers land use permits. Upon completion of a preliminary screening process, projects deemed to potentially have significant adverse impacts are referred to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) to initiate an environmental assessment process. The MVRMA allows local and particularly aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

•	Preliminary screening (MVLWB)

•	Environmental assessment (MVEIRB)

•	Environmental impact review (MVEIRB, if necessary)

Subsequent to the acquisition of the Thor Lake property, and continuation of community engagement meetings, Avalon applied to the MVLWB for an exploration permit, and a two year permit was granted as of July 2007. It was under this permit that the drilling programs in 2007 to April 2009 were conducted. Avalon applied for an extension of this permit in early 2009, and a two year extension was granted by the MVLWB making the permit valid to July 2011. In December 2009, Avalon applied for an addendum to the existing exploration permit to allow for a second drill unit to be added to the program and the construction of a short take-off and landing (STOL) airstrip. The permit addendum and a separate airstrip land use permit were granted and issued in January 2010 and valid to July 2011. The land use permit for the construction of the airstrip has since been satisfactorily concluded. Current exploration activities at Thor Lake are under a new land use permit issued by the MVLWB on June 23, 2011, for a period of five years beginning on July 5, 2011.

Avalon Rare Metals Inc.	Page 9

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

On April 23, 2010, Avalon submitted a land use and water license permit application through the MVLWB, for the mining, flotation processing and hydrometallurgical processing in the NWT. Upon completion of the MVLWB preliminary screening process, the Nechalacho Project was referred to the MVEIRB on June 11, 2010, for environmental assessment.

On May 20, 2011, the Company submitted the Developers Assessment Report (“DAR”), (more commonly referred to as an Environmental and Social Impact Statement). In November, 2011, the DAR was deemed by MVEIRB to be in conformity with the terms of reference. First Round information requests were received and addressed from November 2011 to May 2012. In mid-August 2012, Avalon participated in the environmental assessment process technical sessions organized by MVEIRB for various regulators and community representatives. Subsequently, Avalon completed and submitted all additional work and undertakings requested by MVEIRB and other regulators for clarification purposes at the technical sessions. Avalon then entered and completed the Second Round Information Requests stage. The environmental assessment process ended with public hearings held on February 18 – 20, 2013 in Yellowknife, NWT and February 22, 2013 in Fort Resolution, NWT. The final Report of Environmental Assessment (the “Report of EA”) was released by MVEIRB on July 26, 2013, recommending approval by the Responsible Ministers. This approval was received on November 4, 2013. Applications for the necessary construction and operating permits and licences are now being prepared for submission to MVLWB and the Company expects that the necessary permits and licences will be in place to allow site construction activities to proceed as presently scheduled in the summer of 2014.

In its 220 page Report of EA, MVEIRB set out five measures that, when implemented, will mitigate any predicted environmental impacts so that they are no longer significant. These measures require the Company to:

•	Ensure through comprehensive monitoring that the water released from the Project into the receiving environment does not cause significant impacts;
•	Develop and implement a wildlife and wildlife habitat protection plan and monitoring program, with an emphasis on caribou, and mitigation if required; and
•	Complete a socio-economic agreement with the Government of the Northwest Territories ("GNWT") before construction begins.

Initial work on advancing plans to implement the measures identified above has begun, including engagement with the Company’s Aboriginal partners and regulators. As part of its philosophy of open and transparent communications, and for the first time in the NWT, engagement with aboriginal partners on the environmental management plans required as part of the permitting process was initiated prior to submission to the regulators, helping to both improve the quality of the plans and facilitate the permitting process.

A copy of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

Other environmental permits and/or approvals anticipated to be required for the Nechalacho Project include a Navigable Waters Protection Act (Canada) approval for the tailings management facility and a section 35(2) fisheries authorization or letters of advice from the Department of Fisheries and Oceans (DFO) under the Fisheries Act (Canada).

Avalon Rare Metals Inc.	Page 10

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Past exploration activity on the Thor Lake property included underground bulk sampling, drilling and trenching on a separate rare metals resource called the North T deposit. Stockpiles of waste rock from underground development have been progressively reclaimed by Avalon without obligation. Three old construction camp trailers have been sent to Yellowknife for disposal while three remaining trailers have been refurbished for future use by Avalon. There is little surface disturbance from historical exploration activities apart from miscellaneous buildings, a 60,000 gallon capacity fuel tank farm (empty), a tent camp and a core storage area left on the Thor Lake property. There are no other significant environmental liabilities left by past exploration activities. The diesel fuel remaining in the tank farm was consumed during the 2007 and 2008 exploration programs. Avalon intends to refurbish the miscellaneous buildings and tanks in its proposed operations plan. The Company has undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. Access to the underground workings has been barricaded for safety purposes and warning fencing has been installed around the ramp entrance.

Accessibility, Climate, Physiography and Planned Infrastructure

The Thor Lake property is characterized by low relief, between 230 m and 255 m above sea level and relatively subdued topography. The area is a typical boreal forest of the Canadian Shield and is primarily covered by open growths of stunted spruce, birch, poplar and jack pine which mantle isolated, glaciated rocky outcrops. Approximately one third of the property is occupied by lakes and swamps. Thor Lake is generally shallow with typical depths of the order of three to four metres.

Topography is typical of the Canadian Shield, gently rolling with abundant bedrock exposure with glacial till cover, numerous shallow lakes. Vegetation is dominated by spruce and poplar which do not grow to a size to be harvested economically.

Air temperature at the Nechalacho site recorded from June, 2008 to October, 2010 displayed typical seasonal fluctuations, with warm temperatures occurring from late May to August, with the coldest period occurring from December to February. The monthly average temperatures expected at site range from -26°C in January to 16°C in July. Monthly average temperatures rise above 0°C for significant periods of time in May and fall below 0°C for significant periods in October.

Average annual total precipitation at Thor Lake is approximately 275 mm. Rainfall predominates during May to October, and snowfall predominates during October to April. Six snow courses were established throughout the Nechalacho site in March, 2009. Mean snow depths varied from 31.3 cm to 66.6 cm in the vicinity of Thor Lake. Forested areas that were generally less exposed to wind had a tendency to accumulate the thickest snowpacks.

Relative humidity is generally highest during the winter months, while summers are generally drier.

The dominant wind direction at the site is from the east-northeast during November to June. Wind directions had a tendency to be more dispersed from July to October; however, an east-northeast trend was still evident. The average hourly wind speed at 20 m above ground level is 4.54 m/s. Wind speeds at 20 m above ground are generally in the range of 2 to 6 m/s, with occasional wind speeds exceeding 10 m/s.

Avalon Rare Metals Inc.	Page 11

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The Thor Lake site has no road access from Yellowknife, although there is a historical 5 kilometre road from the Thor Lake site to the shore of Great Slave Lake. This road is presently used to haul supplies shipped by barge or trucked on an ice road to the Thor Lake site. At the present time year round access is primarily achieved by aircraft. The use of winter ice roads on Great Slave Lake is also feasible, but is not included as an integral part of the Technical Report. A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed. Electrical power at the site will be initially provided by a diesel power generating station, supplemented if possible by renewable energy sources including solar power. The diesel plant design is based upon having spare capacity at any given time.

The proposed location of the hydrometallurgical plant contemplated in the FS is at Pine Point, NWT, which is a brownfield site formerly used as a lead/zinc mining operation located 90 kilometres east of Hay River in the NWT. This proposed site is accessible by all-weather roads and highways. A temporary barge dock and yard at the shore of Great Slave Lake would be developed for the movement of concentrate and supplies. Offices, shops, yards, and access roads to the tailings management facility and the temporary barge dock on Great Slave Lake would need to be developed. Electrical power would be obtained from the southern NWT power grid, from the Taltson Dam hydroelectric facility. The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited at the expanded production rate.

Geology and Mineralization

The Nechalacho rare metals deposit is hosted by the peralkaline Blachford Lake intrusion, an Aphebian-age ring complex emplaced in Archean-age supracrustal rocks of the Yellowknife Supergroup. The principal rock types in the intrusion are syenites, granites and gabbros and associated pegmatitic phases hosting rare metal mineralization. The key rock units in the vicinity of the mineralization are the Grace Lake Granite, the Thor Lake Syenite and nepheline-sodalite syenite referred to by Avalon as the “Nechalacho Nepheline Syenite”. The Grace Lake Granite surrounds the Thor Lake Syenite with the two separated by the enigmatic "Rim Syenite". The host of the Nechalacho Deposit mineralization, the Nechalacho nepheline syenite, is within and below the Thor Lake Syenite, and exposed locally in the northwest part of the Thor Lake Syenite.

Five distinct zones or deposits of rare metal mineralization have been identified as being of potential economic interest: the Nechalacho Deposit and smaller North T, South T, S and R Zones. The Nechalacho Deposit is the largest, containing significant yttrium, tantalum, niobium, gallium and zirconium mineralization. The Nechalacho Deposit is particularly notable for its enrichment in the more valuable HREEs such as europium, terbium and dysprosium, relative to light rare earth elements (“LREEs”) such as lanthanum and cerium.

The Nechalacho nepheline syenite that hosts the Nechalacho Deposit has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

•	It has a distinct chemical composition showing undersaturation in quartz, with nepheline and sodalite variously as rock-forming minerals.

•	It has cumulate layering.

•	It contains agpaitic zircono-silicates including eudialyte.

•	It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth mineralization.

Avalon Rare Metals Inc.	Page 12

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

This syenite is only exposed at surface in a window through the Thor Lake Syenite in the area encompassing Long Lake to Thor Lake. It is believed to dip underneath the Thor Lake Syenite in all directions. This is supported by drilling north of Thor Lake, within and close to Cressy Lake. Also, the Nechalacho Deposit mineralization, which occurs in the top, or apex, of the syenite, is also present in throughout this window through the Thor Lake Syenite. This unnamed syenite is referred to in the AIF as the "Ore (Nechalacho) Nepheline Sodalite Syenite".

The Nechalacho Deposit is a tabular hydrothermal alteration zone extending typically from surface to depths of approximately 200, characterized by alternating sub-horizontal layers of relatively high and lower grade REE mineralization. HREEs are present in the Nechalacho Deposit in fergusonite ((Y, HREE) NbO4) and zircon (ZrSiO4), whereas the LREEs are present in bastnaesite, synchysite, allanite and monazite. Niobium and tantalum are hosted in columbite as well as fergusonite.

There is a gradual increase in HREE from surface to depth within the Nechalacho Deposit with the lowermost sub-horizontal layer, which is also the most laterally continuous, being referred to as the Basal Zone. Accordingly typical proportions of heavy rare earth oxides (“HREO”) relative to total rare earth oxides (“TREO”) in Upper Zone can be 6% to 10% but in the Basal Zone averaging over 20% and reaching as high as 50% in individual samples. There is also a tendency for the Basal Zone, which undulates to some extent, to increase in HREO with depth.

The Nechalacho Nepheline Syenite consists of a layered series of increasingly peralkaline rocks with depth. A consistent downward progression is observed from hanging wall sodalite cumulates, through coarse grained to pegmatitic nepheline aegirine syenites which are locally enriched in zirconosilicates, to foayaitic syenite with a broad zone of altered “pseudomorphs-after-eudialyte” cumulates (referred to above as the Basal Zone). This upper sequence is strongly to intensely hydrothermally altered by various sodic and iron-rich fluids. Pre-existing zircon-silicates (eudialyte) are completely replaced by zircon, allanite, bastnaesite, fergusonite and other minerals. Below the Basal Zone cumulates, mineralization decreases rapidly, but alteration decreases more gradually, with relict primary mineralogy and textures increasingly preserved. Aegirine and nepheline-bearing syenites and foyaitic syenites progress downward to sodalite foyaites and naujaite. Drilling has not extended beyond this sodalite lithology to date. Minerals related to agpaitic magmatism identified from this lower unaltered sequence include eudialyte, catapleite, analcime, and possibly mosandrite.

The part of the Nechalacho Deposit alteration system that is enriched in REEs varies between 80 metres and 190 metres in vertical thickness, with the alteration usually starting from the surface. The whole alteration system is enriched to varying degrees in rare earth elements, zirconium (Zr), niobium (Nb) and tantalum (Ta), relative to unaltered syenite, with average values over the whole approximately 200 metres thick alteration package of approximately 0.75% to 1.0% total rare earth oxides.

Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less enriched REE zones. Within the more intensely altered zones, the effect is that the original textures and mineralogy of the host rock are no longer apparent.

These zones of increased alteration, which can vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher. The lowermost band, referred to as the Basal Zone, contains the highest proportion of HREO. Overall, the HREO proportion of the TREO within the 80 metres to 190 metres thick alteration system is typically between 7% and 15%. However, within the Basal Zone, this proportion is typically greater than 20% and can locally exceed 30% over the full width.

Avalon Rare Metals Inc.	Page 13

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Exploration History

The Thor Lake area was first mapped by J. F. Henderson and A. W. Joliffe of the Geological Survey of Canada (“GSC”) in 1937 and 1938. According to National Mineral Inventory records of the Mineral Policy Sector, Department of Energy, Mines and Resources, the first staking activity at Thor Lake dates from July 1970 when Odin 1-4 claims were staked by K. D. Hannigan for uranium.

In 1971, the GSC commissioned an airborne radiometric survey over the Yellowknife region that outlined a radioactive anomaly over the Thor Lake area (GSC Open File Report 124). Simultaneously, A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T Zone.

In 1976, Highwood Resources Ltd., (“Highwood”) in the course of a regional uranium exploration program, discovered niobium and tantalum on the Thor Lake property and the property was staked in 1976 and 1977. From 1976 and 1979, exploration programs included geological mapping, sampling trenching on the Lake, Fluorite, R, S and T Zones. Twenty-two drill holes were also completed, seven of these on the Nechalacho Deposit (referred to as the “Lake Zone” in the historic reports). This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs.

Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (“Placer”) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. Placer conducted magnetometer, very low frequency electro-magnetic and scintillometer surveys on the Nechalacho Deposit. Eighteen holes were drilled in 1980 in 1981. Preliminary metallurgical scoping work was also conducted, but, when the mineralization did not prove amenable to conventional metallurgical extractions of tantalum, Placer relinquished its option in April 1982.

From 1983 to 1985, work on the property was concentrated on the T Zone and included geochemical surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada. Five holes were also drilled in the Nechalacho Deposit to test for high grade tantalum-niobium mineralization and to determine zoning and geological continuity. Two additional holes were completed at the northeast end of Long Lake to evaluate high yttrium and REE values obtained from nearby trenches.

In August 1986, the property was joint ventured with Hecla Mining Company of Canada Ltd. (“Hecla”). In 1988, earlier holes were re-assayed and 19 more holes were drilled into the Nechalacho Deposit, primarily in the southeast corner, to further test for yttrium and REE. However, in 1990, after completing this and considerable work on the T Zone, including some limited in-fill drilling, extensive metallurgical testing and conducting a marketing study on beryllium, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. (“Conwest”) until 1996, at which time Conwest divested itself of its mineral holdings. Mountain Minerals Company Ltd. (“Mountain”), a private company controlled by Royal Oak Mines Ltd. (“Royal Oak”), acquired the 34% controlling interest of Highwood.

In late 1999, the application was withdrawn. Royal Oak’s subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Company (“Dynatec”). In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec.

Avalon Rare Metals Inc.	Page 14

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

In 2001, Navigator Exploration Corp. (“Navigator”) entered into an option agreement with Highwood. Navigator's efforts were focused on conducting additional metallurgical research at a third party geotechnical consultant firm in order to define a process for producing a marketable tantalum concentrate from the Nechalacho Deposit. These efforts produced a metallurgical grade tantalum (Ta)/zirconium (Zr)/niobium (Nb)/yttrium (Y) /REE bulk concentrate. The option was dropped in 2004, however, in view of falling tantalum prices and low tantalum contents in the bulk concentrate.

Beta Minerals Inc. (“Beta”) acquired Highwood’s interest in the Thor Lake property in November 2002 under a plan of arrangement with Dynatec. No work was conducted at Thor Lake by Beta and in May of 2005 Avalon purchased from Beta a 100% interest and full title, (subject to royalty interests), to the Thor Lake property.

In 2005, Avalon conducted extensive re-sampling of archived Nechalacho Deposit drill core to further assess the yttrium and heavy REE resources on the property. In 2006, TetraTech-WEI (formerly Wardrop Engineering Inc.) (“TetraTech”) was retained to conduct a PEA of the Nechalacho Deposit (Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT Wardrop Document No. 0551530201-REP-R0001-03). In 2007, Avalon commenced further drilling of the Nechalacho Deposit.

Drilling

Avalon has carried out the following drilling on the Nechalacho Deposit, summarized to August 31st, 2013:

Year	Diameter	Drill holes	Metres
2007	BTW	13	2,440.47
	TOTAL	13	2,440.47
2008	NQ2	70	14,033.65
	TOTAL	70	14,033.65
2009	HQ	43	8,794.32
2009	NQ	26	5,476.78
	TOTAL	69	14,271.10
2010	HQ	86	23,840.43
2010	PQ	20	3,754.00
	TOTAL	106	27,594.43
2011	HQ	43	10,967.22
2011	NQ	21	3,923.96
2011	PQ	46	10,864.60
	TOTAL	110	25,755.78
2012	HQ	73	18,100.90
2012	PQ	13	3,160.45
	TOTAL	86	21,261.35
2013	HQ	16	2,977.30
	TOTAL	16	2,977.30
Total to August 31, 2013		470	108,334.08

Avalon Rare Metals Inc.	Page 15

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Minor differences to previous tables disclosing historic drilling statistics are due to previous errors and decisions by the data compilers as whether to exclude or include abandoned holes with no assays.

Resource estimates with the effective date of May 3, 2013 included drill results up to August 27, 2012 and the updated resource estimates, completed after the Technical Report, included drill results up to March 2, 2013. See “Description of the Business – Nechalacho Project - Mineral Resource Update”.

The Company completed a total of 7,286 metres of drilling in 31 holes using one drill in the fiscal year September 1, 2012 to August 31, 2013. The drilling was completed in three programs during winter 2012, spring 2013, and summer 2013. The objectives of the drilling were to increase resources at the key measured confidence level, confirm continuity of mineralization near the planned underground access decline, and test the location of un-mineralized diabase dykes in the mining area. HQ-diameter core was recovered during drilling. The last four holes drilled near the planned underground decline all intersected mineralization.

The summer 2013 drill program was completed on August 8, 2013. All of the assay results from the previous 12 months of drilling have been received and will be included in the next resource estimate.

Sampling, Analysis and Security of Samples

A comprehensive core logging and sampling protocol was established for the July 2007 drilling program. This protocol has been strictly applied for all of the drilling programs since 2007. In addition, a comprehensive geotechnical logging protocol was introduced at the start of the summer 2009 drill program. The Company's Vice President, Exploration, William Mercer, Ph.D., P.Geo. (Ontario), P. Geo (NWT), provided overall direction on the project and is responsible for monitoring the QA/QC protocol for the laboratory analyses and provided overall direction on the project.

Core sizes range from BTW diameter for the initial 2007 drill program to NQ2 in the winter/summer 2008 program and NQ2 or HQ in 2009 and 2010. Since 2011, a second rig recovering very large PQ sized core was mobilized to site to maximize the amount of material available for the bulk sample while the first rig continued with HQ equipment.

Core is placed in standard wooden core boxes at the drill by the driller helper, with a wooden marker placed at the end of each core run marking the metreage from the surface. Throughout the BTW-NQ programs drill rods were imperial lengths of 10 feet, and core markers were written in feet on one side of the wooden block, and using a metric conversion chart, written in metres on the opposite side of the block. The HQ drilling initially used both imperial and metric rods, so markers were in both feet and metres to ensure proper measurement.

Avalon Rare Metals Inc.	Page 16

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

In general, in the mineralized zones, core recovery is very high, effectively 100%. As a result, core handling is not expected to materially affect the results in terms of accuracy or reliability. In addition, as the mineralization is disseminated, there is not expected to be a significant sampling effect on accuracy or reliability.

After inspection by the geologist at the drill, the boxes are closed with wooden lids and taken to the core logging facility at the camp by snowmobile in the winter and by boat and ATV in the summer. At camp, the boxes are opened by the geologist on outdoor racks. In good weather, logging and other geotechnical measurements are done outside; in poor weather and in winter, core is processed in a heated core shack. Core is initially measured to determine recoveries, and marked incrementally every metre. This marking serves as a guide for magnetic susceptibility, rock quality determinations (“RQD”), and density measurements. Magnetic susceptibility is measured every metre with a hand-held ‘KT- 10 magnetic susceptibility meter’. Density is measured every five metres by weighing a section of drill core in air and then weighing by submersing the sample in water and comparing the difference between dry and submersed weight. A typical core sample for density measurement averages 10 centimetres in length. Geotechnical logging, comprising RQD, are performed for each run.

Core is generally very clean when brought to camp, and requires no washing except for occasional sprays of water when mud is present. The geologist marks out major rock units and completes a written description for the entire core sequence. Frequent readings using a handheld Thermo-Scientific Niton® XLP-522K hand held analyzer act as a guide to areas of mineralization and general chemistry of a specific interval. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole. On average, assay samples are two metres long except where, in the geologist’s opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20m thick, even spaced sampling is not considered a significant factor in resource estimation. Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well-defined lithological boundaries. A list is made of all sample intervals as a record and also a guide to the core splitting technicians. All geological, geophysical and geotechnical data was originally entered into a custom designed database, provided and maintained by an external consulting firm.

Subsequently, starting in 2012, Avalon started using Maxwell Geoservices software (LogChief and DataShed) to enter and control data into the Datashed database.

At the first step of data entry, the data is checked for corrected and completed required fields which are necessary to import into LogChief. Adjusted procedures for different fields in LogChief can be considered control manager on data entry and possible available errors. Those parts of the data which includes errors are rejected and sent back to field geologists for correction. The data are then synchronized from LogChief to DataShed. An exception to the sampling process described above is that for PQ core. Due to the weight of the core, about 18 kgs per metre, and for safety reasons related to lifting heavy samples, samples were restricted to 1 metre core lengths.

Due to the strong hydrothermal alteration of all lithologies, identifying specific precursor lithologies has proven quite difficult, particularly in the early drill programs. Early lithological coding tended to incorporate hydrothermal alteration, commonly making it difficult to correlate units between drill holes. As more information became available from deeper drilling and specific textures and lithologies were compared to other unaltered, alkaline deposits elsewhere, such as Illimausaq in Greenland, a new lithological code was produced using, as a basis, the recognizable precursor lithologies. This has greatly advanced the understanding of the lithology, mineralogy, and to a lesser degree the petro-genesis of the deposit.

Avalon Rare Metals Inc.	Page 17

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

After all tests and core observations are completed, and prior to splitting, the core is photographed outdoors using a hand-held digital camera. Down-hole distance and hole number are marked so as to be visible in all photos. Core is generally photographed in groups of six boxes. Starting in the 2009 summer drill program, drill core was also logged for geotechnical characteristics. This was initiated with the guidance of external geotechnical consultants. Some of the holes were logged from top to bottom, while others were logged above, below, and within the Basal Zone, to determine rock quality characteristics of both the mineralized zones and country rocks. Efforts were made to select holes with varying orientations to provide comprehensive orientation characteristics of planar structural features. The geotechnical logging was done on core logging sheets and entered electronically in to a custom-designed Excel spreadsheet provided by the geotechnical consultants. A total of 385 holes were logged in whole or in part. Holes which were partially logged included the Basal Zone and a minimum 10 metre interval above and below. When the core has been logged and photographed, it is stored in core racks outside the core splitting tent, from which they are then brought in to the core shack to be split and sampled. Core photos are stored on the camp computer in addition to an external hard drive.

For all core except PQ, the core splitter would break the core into smaller lengths to fit into the mechanical core splitter, split the core in half, and placed one half in a plastic sample bag with the other half placed back into the core box in sequence to serve as a permanent record. In programs after 2009, for mineralized intervals, the core was split initially into halves and then one half into quarters. One quarter was utilized as an assay sample, a second quarter retained as a library sample, and the full half core bagged in intervals identical to the sample interval, as a metallurgical sample. The sample interval is marked on a sample tag in a three-part sample book and a tag with the corresponding sample number is placed in the sample bag. The sample bag is also marked with the corresponding sample number using a felt marker. The bag is then either stapled or zip-tied closed, and placed in a rice bag with two other samples. Most rice bags contain three samples to keep weight to a manageable level. The rice bag is then marked on the outside with corresponding sample numbers contained within, and a second number identifying the rice bag itself. A sample shipment form is then completed, generally in increments of 50 rice bags, which constitutes a single shipment. The sample form is enclosed in an appropriately marked rice bag, with a duplicate paper copy kept in camp, and also kept on electronic file.

Starting in winter 2010, a second drill was added, also using HQ core. This core was sampled as above. From July 2010 on, this rig was converted to PQ diameter core in order to obtain more metallurgical sample. This core, weighing about 18 kg per metre, was initially sawn in order to acquire an assay sample of about 1.5kgs, with a second cut for a library sample of about 1.5 kg, leaving about 14 kg for metallurgical purposes. However, due to the hardness of the rock, it was deemed that sawing the core was impractical due to low productivity. Consequently a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and a library sample were split out and the remaining 3.3 mm material retained for metallurgical purposes. The results of the test that studied the particle size distribution and the homogeneity of the sample indicated that this was a satisfactory procedure for both assaying and metallurgy, and for mineralized intervals this PQ core procedure continued to be followed. For unmineralized core, a section was sawn off weighing about 3-5 kgs per sample to avoid the cost of crushing whole core and the remaining core stored at site.

Avalon Rare Metals Inc.	Page 18

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Standards are inserted routinely every 15th sample with ALS and every 35th sample with Acme. Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample. Samples are shipped by air from Thor Lake to Yellowknife. The standard shipment is 50 rice bags, or a total of 150 samples per shipment. The rice bags are zip-tied for security, and are met and unloaded in Yellowknife by a representative of Discovery Mining Services (“Discovery”). Discovery takes the samples to its warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp, and accompanies the shipment. The samples are then taken by Discovery to the core processing lab facilities of either Acme Analytical Laboratories Ltd. (“Acme”) or ALS Laboratory Group (“ALS”). At this point, the laboratories take custody of the samples. Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary. For samples from drill holes completed in 2007, every sample pulp was duplicated and sent to a secondary laboratory for check analyses. Subsequent to this (2008 to 2009), approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory. Standards are inserted in the duplicate sample stream by Avalon employees prior to shipping to the secondary laboratory.

All remaining drill core is stored on site at Thor Lake. Core is temporarily racked at the exploration camp while being logged. In summer 2012, a large core storage facility was constructed at the T Zone Mine site that was sufficiently large to store all drill core from the project. In addition, samples rejects were brought from Yellowknife in wooden bins, each of about one tonne. Pulp samples and further sample rejects are stored in a locked secure facility within Yellowknife airport. Historic core, particularly T-Zone core, is stored at the mine site, while Nechalacho Deposit core is stored at the camp storage.

Any assay results obtained prior to 2007 (holes 1 to 51) are referred to as the “older holes”. These did not have internal Quality Assurance/Quality Control (QA/QC) and were analyzed for a limited set of elements; however, six of the old holes were reassayed in 2008 for the complete suite of elements. Avalon has changed the laboratories used for analysis over time. For the first year of drilling by Avalon (2007), the primary laboratory was an independent laboratory located in Ancaster, Ontario, and the secondary laboratory was Acme in Vancouver, British Columbia. Samples were shipped to the facility in Ancaster, Ontario for preparation, and a duplicate pulp was submitted to Acme in Vancouver for complete check analysis.

For the 2008 winter and summer programs, the preparation laboratory was Acme in Yellowknife, Northwest Territories and the primary analytical laboratory was the Acme laboratory in Vancouver, British Columbia. A split of every tenth sample reject was sent to ALS laboratory in Vancouver, British Columbia for check analyses. All core was analyzed by Acme using two analytical packages: Group 4A and Group 4B. ALS analyzed the samples with the MS81 method. Acme’s Group 4A is a whole rock characterization package comprising four separate analytical tests. Acme’s Group 4B is a Total Trace Elements by Inductively Coupled Plasma-Mass Spectrometry (ICP-MS). This package comprises two separate analyses. For 2008, secondary samples, comprising roughly every tenth reject sample supplied by Acme, were shipped to ALS, where the samples were analyzed by the package MS81. This is a combination of lithium metaborate/ICP atomic emission spectrometry (ICP-AES) for whole rock values, lithium borate/ICP-MS for refractory mineral values and other elements, and aqua regia/ICP-MS for volatile elements.

Starting with the winter 2009 drilling campaign, all samples were prepared at the ALS preparation facility in Yellowknife, Northwest Territories, and a subsample shipped and analyzed at ALS in Vancouver, British Columbia by lithium metaborate/tetraborate fusion and dilute nitric acid digestion, followed by whole rock and 45 element multi-element ICP analysis (ALS sample method ME-MS81). All samples contained within intercepts above the 1.6% cutoff criteria and any additional samples exceeding analytical limits or of geological significance are re-run using similar ALS method ME-MS81H for higher concentration levels. ME-MS81H is a similar method but with greater dilution in the analytical procedure. Every tenth sample has a duplicate pulp prepared from the sample reject which, with inserted standards and blanks, was sent to Acme Analytical in Vancouver, British Columbia for check analyses. Results were monitored for key elements, and in cases of QA/QC issues, re-analysis was requested. Values were reported by the laboratories in parts per million (“ppm”) and converted to rare earth and rare metal oxides by Avalon geologists.

Avalon Rare Metals Inc.	Page 19

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Since 2007, Avalon has commissioned a specialist laboratory from British Columbia to generate standards called AVL-H, AVL-M or AVL-L (2007), S0409 (2010) (sometime referred to as H2) and S229 and S236 (2010). For the 2007 standards and S0409, Avalon then commissioned an independent consultant to review the round robin and assess the quality of the data and for S339 and S336 another independent consultant was similarly commissioned.

Statistics on QAQC samples submitted during the period January 2011 to August 2012 are presented below.

QA/QC Samples Submitted From January, 2011 to August, 2012
QC Category	DH Sample Count	QC Sample Count	Ratio of QC Samples to DH Samples
Company Standards	16,914	1,117	1:15
Company Blanks	16,914	453	1:37
Laboratory Duplicates	16,914	2,019	1:8
Field Duplicates	16,914	88	1:192

Avalon Rare Metals Inc.	Page 20

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The following table shows the interlab comparison for the period June 2010 and December 2011.

Laboratory Comparison Results for All Elements
Element	No. of Samples	Mean 1 (ALS)	Mean 2 (Acme)	SD 1 (ALS)	SD 2 (Acme)	CV 1 (ALS)	CV 2 (Acme)	RPHD%[1]
La	453	1996.72	1882.70	1153.64	1076.56	0.58	0.57	2.69
Ce	451	4398.52	4184.67	2535.14	2392.85	0.58	0.57	2.24
Pr	453	558.23	518.04	331.16	300.76	0.59	0.58	3.21
Nd	453	2166.97	2069.39	1297.18	1223.40	0.60	0.59	1.97
Sm	453	456.80	422.45	290.66	265.58	0.64	0.63	3.56
Eu	453	52.32	49.91	34.33	32.65	0.66	0.65	2.07
Gd	453	357.29	359.70	257.90	256.03	0.72	0.71	-0.80
Tb	453	48.63	48.37	44.61	43.68	0.92	0.90	0.01
Dy	452	240.93	235.89	258.54	252.82	1.07	1.07	1.05
Ho	453	41.09	38.98	50.96	50.06	1.24	1.28	5.24
Er	453	101.74	96.24	137.84	132.60	1.35	1.38	4.59
Tm	453	13.25	13.25	18.48	18.48	1.39	1.39	-0.44
Yb	453	80.59	81.97	112.45	112.15	1.40	1.37	-3.44
Lu	453	11.37	11.08	15.76	15.32	1.39	1.38	-0.39
Y	453	964.62	914.19	1144.75	1072.82	1.19	1.17	2.22
Zr-ICPMSh	451	16794.83	16441.79	11635.23	11661.55	0.69	0.71	1.51
Zr-XRF	497	22748.89	20472.55	11023.60	9747.00	0.48	0.48	5.16
Nb-ICPMSh	452	2045.91	1937.76	1173.36	1158.36	0.57	0.60	2.82
Nb-XRF	228	3645.18	3169.35	1189.18	994.35	0.33	0.31	7.00
Ta	453	217.29	207.36	169.17	157.83	0.78	0.76	1.45
Hf	453	380.31	369.85	274.54	268.91	0.72	0.73	1.47

1.	RPHD: Relative Percent Half Difference

Avalon monitors the results of its internal standards during routine analysis of drill core. Due to the large number of elements involved, it would be impractical to apply a normal logic table of failures where an analysis batch is failed on the basis of issues with one element. Avalon followed the following procedure for assessing analytical data:

•	Batches were not failed if the samples analysed were clearly far below any economic levels (not mineralized), unless the standards results were very grossly out.

•	The results of the standards were reviewed to see how many elements were out of acceptable range as recommended in the standard certification, and if four elements were out of range (greater than three standard deviations), but two high and two low, and the remaining 14 elements were in range, the batch was accepted.

•	If five elements or more elements were out of acceptable range (greater than three standard deviations), and all in the same direction, either biased all high or all low, then the batch was re-analysed.

Avalon Rare Metals Inc.	Page 21

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

More recently, subsequent to the May 3, 2013 resource estimate, Avalon added an additional criterion as follows:

•	If the overall NMR (Net Metal Return) of the standard is outside the range of +/-10% of the recommended value, then the batch is considered for reanalysis.

Mineral Resource and Mineral Reserve Estimates

Resource Estimate

The mineral resource estimate for the Nechalacho Project presented in the FS based on the block model prepared by Avalon was audited originally by RPA on November 21, 2012. Subsequent to this, Avalon updated the database and re-estimated the resource as of May 3, 2013. The update included correction of some minor assay data entry errors and drill hole locations. The net effect of these changes is considered immaterial as the resource change was less than 1% in most individual parameters. The largest changes were for ZrO2 grade, and the effect was an increase in grade in Measured and Indicated resources of between 0.1% and 3.2% of the overall grade in the various categories.

The resource estimated by Avalon and accepted by RPA that was the basis for the mineral reserves estimate given below (See “Description of the Business – Nechalacho Project – Mineral Reserve Estimate”) for the Nechalacho deposit is summarized in the table below. The mineral resource is reported at a cut-off value of US$320/t. The effective date of the mineral resource estimate is May 3, 2013. This resource has been subsequently updated as of August 15, 2013 (See “Description of the Business – Nechalacho Project – Mineral Reserve Estimate”). The tables of the May 3, 2013 mineral resource have been provided for completeness purposes.

Nechalacho Deposit Mineral Resource Estimate as at May 3, 2013
Category	Zone	Tonnes (million)	TREO (%)	HREO (%)	ZrO2 (%)	Nb2O5 (%)	Ta2O5 (%)
Measured	Basal	10.86	1.67	0.38	3.23	0.40	0.04
	Upper	-	-	-	-	-	-
Total Measured		10.86	1.67	0.38	3.23	0.40	0.04
Indicated	Basal	55.81	1.55	0.33	3.01	0.40	0.04
	Upper	54.59	1.42	0.14	1.96	0.28	0.02
Total Indicated		110.40	1.49	0.24	2.49	0.34	0.03
Measured and Indicated	Basal	66.67	1.57	0.34	3.05	0.40	0.04
	Upper	54.59	1.42	0.14	1.96	0.28	0.02
Total Measured and Indicated		121.26	1.50	0.25	2.56	0.34	0.03
Inferred	Basal	61.09	1.29	0.25	2.69	0.36	0.03
	Upper	122.28	1.26	0.12	2.21	0.32	0.02
Total Inferred		183.37	1.27	0.17	2.37	0.33	0.02

Avalon Rare Metals Inc.	Page 22

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a NMR cut-off value of US$320/t. NMR is defined as “Net Metal Return” or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.
3.	An exchange rate of US$1=CAD1.05 was used.
4.	Heavy rare earth oxides (HREO) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
5.	Total rare earth oxides (TREO) is HREO plus light rare earth oxides (LREO): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
6.	Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.
7.	ZrO2 refers to zirconium oxide, Nb2O5 refers to niobium oxide and Ta2O5 refers to tantalum oxide.

Avalon Rare Metals Inc.	Page 23

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Mineral Resource Estimate Grades of Individual Rare Earth Oxides and Specific Gravity
Category	Zone	Tonnes (million)	La2O3 (ppm)	Ce2O3 (ppm)	Pr2O3 (ppm)	Nd2O3 (ppm)	Sm2O3 (ppm)	Eu2O3 (ppm)	Gd2O3 (ppm)	Tb2O3 (ppm)
Measured	Basal	10.86	2,629	5,878	745	2,928	652	82	594	91
	Upper	-	-	-	-	-	-	-	-	-
Total Measured		10.86	2,629	5,878	745	2,928	652	82	594	91

Indicated	Basal	55.81	2,522	5,605	701	2,761	596	73	529	80
	Upper	54.59	2,686	5,970	740	2,853	539	58	387	42
Total Indicated		110.40	2,603	5,786	720	2,806	568	66	459	61

Measured and Indicated	Basal	66.67	2,539	5,649	708	2,788	605	75	539	82
	Upper	54.59	2,686	5,970	740	2,853	539	58	387	42
Total Measured and Indicated		121.26	2,605	5,794	723	2,817	575	67	471	64

Inferred	Basal	61.09	2,110	4,760	608	2,390	487	60	439	63
	Upper	122.28	2,312	5,367	661	2,576	465	51	340	35
Total Inferred		183.37	2,245	5,165	643	2,514	473	54	373	44

Avalon Rare Metals Inc.	Page 24

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Category	Zone	Tonnes (million)	Dy2O3 (ppm)	Ho2O3 (ppm)	Er2O3 (ppm)	Tm2O3 (ppm)	Yb2O3 (ppm)	Lu2O3 (ppm)	Y2O3 (ppm)	SG
Measured	Basal	10.86	471	84	221	29	174	24	2,061	2.85
	Upper	-	-	-	-	-	-	-	-	-
Total Measured		10.86	471	84	221	29	174	24	2,061	2.85

Indicated	Basal	55.81	413	72	182	24	141	20	1,813	2.88
	Upper	54.59	160	23	54	6	39	5	649	2.80
Total Indicated		110.40	288	48	119	15	91	13	1,237	2.84

Measured and Indicated	Basal	66.67	422	74	189	25	147	20	1,853	2.88
	Upper	54.59	160	23	54	6	39	5	649	2.80
Total Measured and Indicated		121.26	304	51	128	16	98	14	1,311	2.84

Inferred	Basal	61.09	315	55	132	18	106	15	1,327	2.83
	Upper	122.28	137	20	46	6	40	6	560	2.81
Total Inferred		183.37	196	32	75	10	62	9	816	2.82

Avalon Rare Metals Inc.	Page 25

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

1	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a NMR cut-off value of US$320/t. NMR is defined as “Net Metal Return” or the in situ value of all payable metals, net of estimated metallurgical recoveries and off-site processing costs.
3.	An exchange rate of US$1=CAD1.05 was used.
4.	Heavy rare earth oxides (HREO) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
5.	Total rare earth oxides (TREO) is HREO plus light rare earth oxides (LREO): La2O3, Ce2O3, Pr2O3, Nd2O3 and Sm2O3.
6.	Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. The proportions are based on the actual planned production from the Nechalacho project.
7.	ZrO2 refers to zirconium oxide, Nb2O5 refers to niobium oxide, and Ta2O5 refers to tantalum oxide.

The cutoff grade was determined using both rare metals and rare earths as they all contribute to the total revenue of the Nechalacho deposit. An economic model was created, using metal prices that were updated from those used in the prefeasibility study, flotation and hydrometallurgical recoveries, the effects of payable percentages, and any payable Net Smelter Return (NSR) royalties. The payable percentages of elements (Zr, Nb, Ta) contained within the Enriched Zirconium Concentrate (“EZC”) were also included. The net revenue generated by this model is termed the NMR. The mineral resource estimate is based on the minimum NMR value being equal to an operating cost of US$320/t, a break-even cut-off value.

Resource Database

The database for the November 21, 2012 mineral resource estimate for the Nechalacho deposit contained 490 drill holes totalling 104,918.7 m. The database included 51 historic drill holes amounting to 5,588 m and 439 recent drill holes with a total length of 99,330.6 m. The estimate was based on 33,236 samples assayed for rare metals, rare earths, and other elements, from 450 drill holes, 48 historical and 402 recent. Samples from 41 historical drill holes have incomplete or no REE assays results. Only 21 of the historical drill holes sampled the Basal Zone, as it was not a target at that time.

The up-dated database and re-estimated resource for the Nechalacho Deposit made by the Company as of May 3, 2013 are based upon detailed core logging, assays and geological interpretation by Avalon geologists and independently audited by RPA. The only change from the November 2012 Update is correction of some minor errors in the database that had no material effect, except to change some numbers in the second decimal place as noted above. The drill holes and their related assays form the basis for the creation of two domains of REE mineralization: an upper LREE-enriched domain (Upper Zone) and a lower HREE enriched domain (Basal Zone). The database is maintained at Avalon’s Delta, British Columbia office by Ali Habibi, Junior Resource Geologist.

Resource Classification

For all domains, blocks populated using a 240m X 240m X 120m search ellipse and up to 120m away from a drill hole were classified as inferred.

Within the Upper Zone, blocks populated using a 60m X 60m X 30m search ellipse and a minimum of 2 drill holes were classified as Indicated. A manually digitized contour was used to reclassify isolated blocks or patches of Indicated material into the Inferred category. No Upper Zone material was classified as Measured.

Avalon Rare Metals Inc.	Page 26

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Within the Basal Zone, blocks populated using a 60m X 60m X 30m search ellipse and up to 60 m away from a drill hole were classified as Indicated. A manually digitized contour was used to select and reclassify isolated blocks or patches of Indicated material to the Inferred category.

In the Basal Zone, two separate areas supported by diamond drilling spaced at 25m were manually digitized to define the Measured blocks.

The classification details are outlined in the table below.

Zone	Classification	Distance to Nearest Drill hole	Minimum Number of Drill holes
Basal	Measured	≤30m (by manually digitized contour)	1
	Indicated	≤60m	1
	Inferred	≤120m	1
Upper	Measured	N/A	N/A
	Indicated	≤60m	2
	Inferred	≤120m	1

Mineral Reserve Estimate

The mineral reserve estimate for the Nechalacho Project presented in the feasibility study was estimated from the block model prepared by Avalon and audited originally by RPA on November 21, 2012 which was updated and re-estimated as of May 3, 2013. The mineral reserve estimate is derived from this block model by applying the appropriate technical and economic parameters to extraction of the REE with proven underground mining methods.

The mineral reserve has been estimated based on conversion of the high grade mineral resources at a cut-off value greater than US$320/t NMR. Payable elements include the REE, zirconium, niobium and tantalum. No Inferred mineral resources were converted to mineral reserves. The high grade mineral resources are 34.7% and 14.7% of the total Measured and Indicated mineral resources, respectively.

The key design criteria set for the Nechalacho mine are:

•	Initial design based on a 20-year life-of-mine (LOM) of high grade material.

•	Mechanized cut or drift and fill and long hole mining methods with paste backfill.

•	Minimum mining thickness of 5 m.

•	Extraction ratio of 94.2%.

•	Internal dilution of 8.5%.

•	External dilution of 5% applied to all stopes.

•	Estimated total average dilution for the life of mine of approximately 11%.

•	Production rate of 2,000 t/d ore (730,000 t/y).

•	Ore bulk density of 2.91 t/m3.

The mineral reserve estimate for the Nechalacho Project shown in the table below has an effective date of May 3, 2013. The figures in the table are rounded to reflect that the numbers are estimates. The conversion of mineral resources to mineral reserves includes technical information that requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

Avalon Rare Metals Inc.	Page 27

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

To the best of Micon’s knowledge there are no legal, political, environmental, or other issues which would materially affect development of the estimated mineral reserve.

Mineral Reserve Estimate as at May 3, 2013
	Mineral Reserve Category
Description	Proven	Probable	Proven and Probable
Tonnage (Mt)	3.68	10.93	14.61
TREO (%)	1.7160	1.6923	1.6980
HREO (%)	0.4681	0.4503	0.4548
HREO/TREO	27.28%	26.61%	26.78%
La2O3	0.256%	0.256%	0.256%
Ce2O3	0.570%	0.567%	0.568%
Pr2O3	0.072%	0.071%	0.071%
Nd2O3	0.284%	0.283%	0.283%
Sm2O3	0.065%	0.065%	0.065%
Eu2O3	0.008%	0.008%	0.008%
Gd2O3	0.062%	0.061%	0.061%
Tb2O3	0.010%	0.010%	0.010%
Dy2O3	0.058%	0.056%	0.056%
Ho2O3	0.011%	0.010%	0.010%
Er2O3	0.029%	0.027%	0.028%
Tm2O3	0.004%	0.004%	0.004%
Yb2O3	0.023%	0.022%	0.022%
Lu2O3	0.003%	0.003%	0.003%
Y2O3	0.259%	0.249%	0.251%
ZrO2	3.440%	3.309%	3.342%
Nb2O5	0.425%	0.413%	0.416%
Ta2O5	0.046%	0.045%	0.045%

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are based on Mineral Resources published by Avalon in News Release dated November 26th, 2012 and audited by Roscoe Postle Associates Inc., and modified as of May 3, 2013.
3.	Mineral Reserves are estimated using price forecasts for 2016 for rare earth oxides given below.
4.	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
5.	Mineral Reserves are estimated using a NMR cash cost cut-off value of US$320/t.
6.	Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.

Avalon Rare Metals Inc.	Page 28

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

7.	Mineral reserves calculation includes an average internal dilution of 8.5% and external dilution of 5% on secondary stopes.
8.	The mine plan was developed by Avalon Rare Metals Inc. engineers and reviewed by Micon International Limited. The QP for this Mineral Reserve is Barnard Foo., P. Eng., M. Eng., MBA, Senior Mining Engineer, Micon International Limited.

Micon believes the key assumptions, parameters and methods used to convert mineral resource to mineral reserve are appropriate. To the best of Micon’s knowledge there are no known mining, metallurgical, infrastructure, permitting or other relevant factors that may materially affect the mineral reserve estimate.

Mining and Processing Operations

Mining

Underground mining of the Measured and Indicated mineral resource of the Basal Zone was investigated for the FS. The majority of the mineral resource of the Basal Zone contemplated for development lies directly beneath and to the north of Long Lake, approximately 200 m below surface. Thus, the deposit is to be mined using underground mining methods.

The planned mine production rate is 2,000 t/d (730,000 t/y) of ore and the mine life based on that portion of the Mineral Resources that have been defined in sufficient detail to qualify as Mining Reserves is 20 years.

Geotechnical information for the mine design was based on geotechnical data collection completed in conjunction with Avalon’s on-going exploration drill program. The analysis indicated that excavations 15 m wide, 5 m high and 100 m in length will be stable with the proper installation of ground support and mitigation strategies.

The deposit at the Nechalacho Project is relatively flat lying and will be mined with a combination of longhole stoping, and cut and fill methods. The mine will be accessed through a mine portal located near the concentrator. The dimensions of the 1,600 metre main ramp were designed to accommodate the overhead conveyor system and access for men and equipment.

Sub-zones less than 10 metres thick will be mined by cut or drift and fill methods in a primary and secondary mining sequence. Sub-zones over 10 metres thick will be mined with longhole stoping. Secondary stopes would be mined after the adjoining primary stopes have been filled. The mining of the secondary stopes would be the same as the mining of the primary stope.

Blasted material would be mucked and transported by rubber tired equipment to the crusher station. The crushed ore would be transported to the surface by conveyor.

Paste backfill will be used to improve the overall mine stability, reduce the surface footprint for the Nechalacho TMF, and enable the extraction of secondary stopes for increased mining recovery.

Processing – Flotation Concentrator

The grinding circuit was designed to be a conventional rod mill/ball mill operation. The rod mill will be operated in open circuit, and the ball mill in closed circuit with classifying hydrocyclones. A final grind p80 of 38µm is targeted.

Avalon Rare Metals Inc.	Page 29

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The cyclone overflow was designed to gravitate to two stages of magnetic separation, followed by a desliming circuit. The magnetics from the magnetic separation circuit and the fines from desliming will be routed to tailings. The deslimed slurry will feed the flotation circuit.

This flotation circuit design comprises three stages of bulk flotation, four stages of cleaner flotation and a single cleaner scavenger stage. Flotation concentrate would be pumped to a gravity separation circuit for further enrichment before being thickened and filtered to final product concentrate. The light material (gravity tailings) would be recycled to the bulk rougher flotation circuit.

Concentrate production will be stored in a covered bulk storage facility and shipped to the hydrometallurgical processing plant each summer using barges to cross Great Slave Lake at the rate of 145,000 wet tonnes per year (10% moisture is assumed).

The tailings will be thickened, the overflow from which will be pumped to the process water tank although a portion will be fed to a water treatment plant to remove impurities. The tailings thickener underflow will be directed to the either the TMF or the paste backfill plant. The paste backfill plant has been designed to produce 1,738 t/d of backfill using concentrator tailings.

Processing – Hydrometallurgical Plant

A hydrometallurgical plant was designed to be built at Pine Point to produce mixed rare earth concentrate from the flotation concentrate at the planned rate of 49,900 tonnes per year (at approximately 16.5% TREO and a secondary product of EZC at the rate of approximately 103,800 tonnes per year (containing 12.5% Zr).

The hydrometallurgical plant designed for Pine Point comprises the following process sections:

•	Pre-leach.
•	Sulphuric acid bake.
•	Water leach.
•	Neutralization and impurity removal.
•	Impurity removal re-dissolution.
•	Rare earth precipitation.
•	Waste water treatment.
•	Tailings neutralization.

The concentrate barged from Nechalacho would be fed to the pre-leach section of the plant where excess sulphuric acid produced in the water leach section will be used to neutralize the base materials. The product from the pre-leach circuit would be filtered and the solids fed to the acid bake system while the filtrate would feed the iron reduction circuit.

The filter cake from the pre-leach circuit would be mixed with concentrated sulphuric acid and fed into the acid baking rotary kiln where the REE in the concentrate would be converted to sulphates at a temperature of 220oC. The discharge from the acid bake kiln would be leached in water to recover approximately 80% of the LREEs and 50% of the HREEs. The solids containing the balance of the REEs, along with most of the zirconium, niobium and tantalum, would be filtered, washed, neutralized and dried to approximately 8% moisture. This dried product would be packaged and shipped to customers as EZC.

The rare earth filtrate from the water leach process would be cleaned through several neutralization and impurity removal steps. The resulting slurry would be filtered and washed and the final rare earth precipitate dried to approximately 8% moisture.

Avalon Rare Metals Inc.	Page 30

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

In order to minimize process water usage in the plant, tailings water would be recycled into the water leach circuit. Pilot plant results showed no negative changes in REE recoveries with recycled tailings water.

The mixed rare earth concentrate is envisioned to be shipped in 35-40 tonne capacity sealed containers and taken by truck to the rail head at Hay River and then by rail to the REE Separation Plant and Refinery currently being planned for Geismar, Louisiana. The Company has been investigating the potential for sales of EZC directly to customers, primarily in China.

Tailings from the hydrometallurgical process would be stored in a tailings management facility to be constructed within a historic open pit. Decant water from the tailings management facility will be discharged to an adjacent historic open pit for natural infiltration into the groundwater aquifer.

Rare Earth Separation Plant and Refinery

In August 2011, the Company concluded that rare earth separation and refining should be a part of its development plan and a PFS on the rare earth separation plant and refinery was commissioned and subsequently completed in March 2012. The FS also included a rare earth separation plant and refinery.

The separation plant and refinery is planned to be situated adjacent to an existing industrial facility in Geismar, Louisiana where Avalon has a purchase option on a suitably-sized property. Electrical power, fresh water, sodium hydroxide and hydrochloric acid would be supplied via tie-in to an adjacent third party chemical production facility and rail spurs connected to the existing rail line in the adjacent facility would accommodate shipment of concentrate feed stock to and shipment of marketable product from the separation plant. The design capacity has been based on the PFS capacity of 10,000 tonnes per year of TREO although forecast average annual production from the FS would be approximately 6,800 tonnes of TREO.

The rare earth refinery design consists of two key sections, the leaching plant to remove impurities, and the separation plant where products are separated and refined to the quality required for the customers.

The leaching plant design comprises a series of processes, including re-dissolution of the mixed rare earth precipitate, re-precipitation, solvent extraction and selective precipitation. Impurities, principally uranium and thorium, would be removed in a series of dissolution, selective precipitation, filtration and solvent extraction steps. The main impurity removal steps include:

•	Selective re-dissolution with sulphuric acid. The solid residue, which contains most of the calcium, niobium, tantalum, zirconium and silicon, would be neutralized, filtered and conveyed to the gypsum impoundment area.
•	Selective precipitation to remove some of the impurities and obtain the pH required for the subsequent SX step.
•	Once the remaining solution has been filtered and clarified to remove any entrained solids, solvent extraction would be used to remove impurities comprising mainly zirconium, aluminium, uranium, thorium and iron.
•	The contaminants contained in the SX strip solution are recovered by selective precipitation. The precipitate would be filtered and transferred to the gypsum/residue impoundment area.

Avalon Rare Metals Inc.	Page 31

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

•	The rare earths (both LREE and HREE) contained in the SX raffinate stream will be precipitated as carbonates using sodium carbonate. This precipitate will contain less than 1% impurities.
•	The remaining light elements (Mg, Ca, K, Na) would remain in solution, and be combined with the SX strip solution for treatment in the waste water treatment plant. After filtration, the waste slurry is pumped to the waste gypsum impoundment located adjacent to the separation plant.
•	The precipitated rare earth carbonates will be leached using hydrochloric acid into an aqueous solution suitable to feed the downstream rare earth separation circuits.

The separation plant design uses solvent extraction circuits based on the common Chinese configuration of stages and is divided into 16 extraction steps, each with a specific number of stages for loading, extraction, washing and stripping, and sized according to the feed composition. The design of entire extraction circuits comprises a total of approximately 1,000 mixer/settlers.

The separation plant design will produce 10 different pure rare earth oxides products in accordance with the specifications indicated in the following table.

List of Products from the Rare Earth Separation Plant and Refinery
Product	Design Plant Production (t/y)	Product Distribution (%)	Feasibility Study Specification[1]
La Oxide	1,583	16	3 N
Ce Oxide	3,572	36	3 N
Pr Oxide	451	4	3 N
Nd Oxide	1,783	18	3 N
Sm Oxide	391	4	2 N
Eu Oxide	49	0.5	4 N
Gd Oxide	371	4	3 N
Tb Oxide	54	0.5	4 N
Dy Oxide	271	3	4 N
Y Oxide	1,170	11	5 N
Lu Oxide	14	0.1	3 N
Er/Ho/Tm/Yb Carbonate Mix[2]	292	3	2 N
Total	10,000	100

Notes:

1.	“N” stands for the number of nines purity produced as final product, for example 3 N = 99.9%.
2.	This stream containing four different rare earth carbonates for which there is limited market at the present time will be stockpiled initially and eventually disposed of if markets are not forthcoming.

A kerosene mixture is used as the extracting agent for most separations. Hydrochloric acid is used as the stripping agent. Deionized water is added in the washing and stripping stages to dilute and adjust the reagent concentrations.

The purified strip solution from the respective solvent extraction stage would feed the atmospheric precipitation tanks where soda ash or oxalic acid is added in order to precipitate the pure REE as carbonates or oxalates, respectively. The slurry streams containing the precipitates are thickened, filtered, dried and calcined to produce pure rare earth oxides. The filtrate is then forwarded to the water treatment facility. The mixed holmium, erbium, thulium, and ytterbium stream will be precipitated as carbonate and, hence, would not be calcined.

Avalon Rare Metals Inc.	Page 32

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The dry rare earth oxide or carbonate products are cooled and then packaged in drums ready for shipment to customers. The product storage facility would provide two weeks capacity, to interface between plant production and continuous product dispatch via rail, air or ocean transportation.

Capital Cost Estimate

A summary of the FS capital cost estimate for the Nechalacho Project is presented in the following table.

Nechalacho Project Capital Cost Summary

Cost Category	NWT[1] ($ million)	LA2 ($ million)	Total ($ million)
Mine development	81.58	-	81.58
Main process facilities	351.24	192.51	543.75
Infrastructure	150.68	78.82	229.50
EPCM	119.27	38.57	157.84
Indirect construction costs	175.56	27.25	202.81
Owner's costs	36.76	18.95	55.71
Contingency	120.91	44.90	165.81
Closing costs / bond	13.00	3.16	16.16
Pre-production capital cost	1,049.00	404.16	1,453.16
Sustaining capital	102.72	19.12	121.84
Total capital cost	1,151.72	423.28	1,575.00

Notes:

1.	NWT – Costs applicable to the Nechalacho and Pine Point sites in the Northwest Territories.
2.	LA – Costs applicable to Geismar, Louisiana.

The capital cost estimate was prepared by SNC. The scope of the estimate encompasses the engineering, administration, procurement services, construction, pre-commissioning and commissioning of the Project. The estimate was completed to a level consistent with an AACEI (Association of Advanced Cost Engineering International) Class 3 estimate with target accuracy level of ±15%, based on second quarter 2012 prices, excluding escalation.

The total estimated pre-production capital cost is $1.453 million. The life-of-mine sustaining capital is estimated at $122 million.

Operating Cost Estimate

A summary showing the average annual and life-of-mine unit operating costs by project cost area is presented below.

Avalon Rare Metals Inc.	Page 33

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Life of Mine Average Operating Costs per Project Cost Area
Project Section	Average Annual Costs ($ million)	LOM Average Unit Costs ($/t milled)
Reagents & Consumables	97.2	133.20
Fuel & power	50.7	69.48
Labour	36.7	50.26
Freight	29.4	40.31
G&A	26.8	36.74
Other	23.7	32.29
Project total	264.5	362.28

The FS operating cost estimates have been prepared on an annual basis for the life of the mine by SNC. The operating cost estimate has been prepared with an estimated level of accuracy of ±15% based on the design of the plant and facilities as described in detail in the FS.

Cash Flow Analysis

An assessment of the project has been prepared on the basis of a discounted cash flow model, from which net present value (NPV), internal rate of return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested. A 10% discount rate is commonly used for the base case.

A summary of the Life of Mine cash flows and the cumulative discounted and undiscounted cash flows is presented below.

The table below shows the results of the economic evaluation of the FS projected cash flows.

Feasibility Study Economic Evaluation
	Discount rate (%/year)	Pre-Tax $ million	After Tax $ million	Payback (years)
Undiscounted Cash Flow		6,052	4,381	4.3
Net Present Value	8	1,833	1,262	5.5
	10	1,351	900	6.3
	12	981	620	7.2
Internal Rate of Return		22.5%	19.6%

Avalon Rare Metals Inc.	Page 34

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The FS estimates that the Nechalacho Project provides a payback of 4.3 years on the undiscounted cash flow, or 6.3 years on the cash flow discounted at 10%/year, leaving a considerable reserve “tail”. The cash operating margin is seen to remain positive over the whole Life of Mine period, and is particularly strong in the first four years of full production.

In the Nechalacho Project Technical Report, Micon concludes that “the base case cash flow and sensitivity studies demonstrate robust economics that support the declaration of mineral reserves and warrant continued development of the Nechalacho REE Project as described in this study”.

Markets

Demand

Total demand for rare earths in 2012 was estimated at 115,000 TREO by IMCOA and the breakdown by end use is detailed in the figure below.

Rare Earth Demand by End-Use

Source: IMCOA, 2012.

Projected rare earth demand in 2016, broken down by region and by application, is shown below.

Avalon Rare Metals Inc.	Page 35

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Projected Rare Earth Demand by Region and Application in 2016

(Tonnes REO)

Application	China	Japan and Northeast Asia	United States	Others	Total
Catalysts	14,500	2,500	6,500	1,500	25,000
Glass	6,000	1,000	1,000	1,000	9,000
Polishing	19,000	2,000	3,000	1,000	25,000
Metal Alloys	20,000	2,500	2,000	1,500	26,000
Magnets	28,000	4,500	2,000	1,500	36,000
Phosphors	9,000	2,000	1,000	500	12,500
Ceramics	4,000	2,000	2,000	1,000	9,000
Other	6,500	3,500	8,000	2,000	20,000
Total	107,000	20,000	25,500	10,000	162,500

Source: IMCOA, 2012 (estimates ±20% accuracy).

By 2016, total demand is expected to have increased by approximately 40%. Production in China may account for just over 70% of demand and the balance will be filled by output in the rest of the world. While overall supply of rare earths is expected to exceed total demand, it is expected that supply of some of the rare earth elements will be in deficit.

Outlook

Supply projections include provision for new, non-Chinese suppliers from a number of advanced projects, some of which are shown in the table below.

Advanced Rare Earth Projects

Company	Operation/ Project	Location	Target Start Date	Capacity (t/y REO)	Product Focus
Molycorp Inc.	Mountain Pass	United States	2013	20,000	LREE
Lynas Corporation	Mt. Weld	Australia	2013	11,000	LREE
Toyota Tsusho Corp./Indian Rare Earths Limited	Orissa	India	2013	7,000	LREE
Sumitomo/Kazatomprom[1]	Kazakstan	Kazakstan	2013	Not Available	LREE
Great Western Minerals Group Ltd.	Steenkampskraal	South Africa	2015	5,000	LREE
Alkane Resources Ltd.	Dubbo	Australia	2016	1,6052	Zr, Y, Nd, Pr
Avalon	Nechalacho	Canada/United States	2017	10,000	Nd, Eu, Tb, Dy, Y

1 By-product from processing of uranium tailings.

2 Base case production rate.

Source: Avalon and corporate reports.

Avalon Rare Metals Inc.	Page 36

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Based on the predominance of LREE in the anticipated product mix of new supply sources outside China, IMCOA considers it likely that a supply shortfall in many of the more critical rare earths is likely to emerge by 2016, as detailed in the table below. This is expected to result in firmer prices for neodymium, europium, gadolinium, terbium, erbium and yttrium.

Supply and Demand for Rare Earths, 2016

Rare Earth Oxide	Supply (t REO)	Demand (t REO)	Surplus/Shortage (t REO)
Lanthanum	49,500	34,300	15,200
Cerium	77,750	70,500	7,250
Praseodymium	8,650	7,525	1,125
Neodymium	28,000	30,025	-2,025
Samarium	3,275	1,150	2,125
Europium	450	500	-50
Gadolinium	2,175	2,650	-475
Terbium	250	500	-250
Dysprosium	1,100	900	200
Erbium	550	1,050	-500
Yttrium	7,300	13,600	-6,300
Ho-Tm-Yb-Lu	1,000	250	750
Total	180,000	162,500

Source: IMCOA, 2012.

Rare Earth Element Pricing

The market for rare earths and yttrium products is small, and reliable, publicly available pricing information, forecasts and refining terms are not readily accessible. The pricing methodology for the FS is based on that provided in the Company’s August, 2011 technical report prepared by RPA in accordance with NI 43-101 with certain prices updated as described below.

Prices for lanthanum, cerium and samarium were reduced by 50% from the August 2011 forecast since planned production from Molycorp and Lynas is expected to have a downward influence on pricing for these elements. The other LREE, neodymium and praseodymium, are used in magnet applications that are expected to expand as the availability of these elements increases and, therefore, prices in the August 2011 forecast were retained for the FS, with the exception of lutetium which is discussed in more detail below. The prices used in the economic analysis for the FS are shown below.

Avalon Forecast Prices for Rare Earth Oxides
Feasibility Study Forecast
Rare Earth Oxide	2016 Forecast (US$/kg, FOB China)
LREE
La2O3	8.75
CeO2	6.23
Pr6O11	75.20
Nd2O3	76.78
Sm2O3	6.75
HREE
Eu2O3	1,392.57
Gd2O3	54.99
Tb4O7	1,055.70
Dy2O3	688.08
Ho2O3	66.35
Er2O3	48.92
Lu2O3	1,313.60
Y2O3	67.25

Avalon Rare Metals Inc.	Page 37

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Avalon increased its forecast price for the heavy rare earth, lutetium, compared with the August 2011 projection since its price movement has been different from that of the other HREEs. Other heavy rare earth prices increased early in 2011, peaked in mid-2011 and then began to fall immediately thereafter to reach a more stable level in the latter part of 2012, as illustrated by the trend of europium prices shown below.

Price Trend for Europium Oxide

(99% minimum, FOB China, RMB/kg)

Source: Asian Metal™.

Prices for lutetium also peaked in mid-2011 but reached a higher peak in late 2011 and have since levelled-off in late 2012 and early 2013 to a range that is well above the mid-2011 peak, as shown below. The price trend shown below is based on domestic prices for lutetium published by Asian Metal™. There is little trade in lutetium outside China and, in order to derive an estimated FOB price for the purpose of the FS, the 28-month average price for lutetium in China from November, 2010 to February, 2013 was increased by 25% to account for the export tax and converted to US dollars at a rate of RMB 6.2339:US$1.00. In order to check that the resulting US$1,313.60/kg is conservative, Avalon compared it with European and Hong Kong trader quotes available as of February, 2013.

Avalon Rare Metals Inc.	Page 38

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Price Trend for Lutetium Oxide

(99.9% minimum, FOB China, RMB/kg)

Source: Asian Metal™.

Rare Earth Price Projections Beyond 2016

Prices for rare earths beyond 2016 have been held constant at 2016 levels for the purposes of the FS. Demand is expected to continue to grow steadily and could be significantly higher if one or more of the potentially important end-use sectors are adopted widely, for example, electric/hybrid electric vehicles and wind turbines. On the supply side, there is insufficient information to predict accurately when, or if, new non-Chinese producers, other than those mentioned above will come on-stream. Avalon believes that it is both reasonable and conservative to hold prices constant from 2016 onwards. Micon agrees with this approach.

Zirconium

A unique zirconium product will be produced in the hydrometallurgical plant. Referred to as EZC, it is expected to have the following approximate composition:

ZrO2	15-19%
Nb2O5	1.5-2.0%
Ta2O5	0.1-0.2%
LREO	1.0-1.25%
HREO	0.8-1.25%

At present, it is only in China that zircon is “cracked” to produce intermediate zirconium products, such as zirconium oxychloride (ZOC) and zirconium basic sulphate (ZBS), which are then upgraded or converted to a range of zirconium chemicals or to zirconium metal. Zirconia and zirconium chemicals account for just under 20% of total zirconium demand. Zirconium chemicals are used in a wide variety of applications including refractories, ceramic pigments, advanced ceramics and catalysts, abrasives and electronics.

The feedstock for the zirconium chemicals industry in China is zircon sand imported, principally, from Australia and South Africa. Given the zirconium chemicals industry in China, Avalon considers that the logical destination for EZC from the Nechalacho project is China. In January, 2013 the Company announced the signing of a MOU with an Asian third party (see Avalon press release dated 29 January, 2013).

Avalon Rare Metals Inc.	Page 39

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Projected revenue from EZC in the FS is based on the terms of the MOU, net of the freight cost to China. Given the small number of players in this sector of the zirconium industry, Avalon considers pricing for EZC to be sensitive and proprietary.

Contracts

Avalon has entered into several MOUs for the sale of its rare earth products. Negotiations to convert these MOUs into binding agreements are ongoing. As noted above, Avalon entered into MOUs for the sale of EZC in January 2013. In Avalon’s opinion, these MOUs show that there is significant interest in its EZC product.

Micon concurs that the MOUs in hand for both rare earth products and EZC demonstrate the potential for firm off-take agreements to be completed.

Exploration and Development

Optimization of the Technical Report Results

During the course of executing the FS, Avalon has identified a number of opportunities for project optimization that may improve project economics, reduce technical risk, enhance metallurgical recoveries and improve operational efficiencies. These include:

•	Reviewing the current mine plan and design in particular the crusher location, access ramp and paste backfill system
•	Optimization of the crushing and grinding circuit, plant layouts and materials of construction.
•	Laboratory testwork on the concentrator flowsheet to further improve reagent selection and flotation recoveries.
•	Improvements to the hydrometallurgical plant processes.
•	Alternative impurity removal scenarios.
•	Potential to separate lanthanum and cerium at the hydrometallurgical plant and stockpile for future sales.
•	Potential to reintroduce cracking of zircon at a later date to increase direct production of HREE and separate the by-products from the EZC.
•	Potential sales of magnetite by-product from the concentrator.
•	Potential to defer construction of the refinery and toll process mixed rare earth concentrate through a refinery or refineries built and operated by others.
•	Potential to use excess capacity in the refinery to toll process third party production and reduce operating costs.

These opportunities are under consideration and will continue to be investigated as the Nechalacho Project proceeds.

Mineral Resource Update

Subsequent to the Technical Report, an internal resource update was completed and released on August 15, 2013. This update reflects the improved understanding of the geometry of the resource. It incorporates drill results from the eight-hole winter 2013 drill program and the final 41 holes from the 2012 summer drill program. These holes were not incorporated into the resource model used in the FS.

The estimated Measured Mineral Resources in the base case now stand at 12.56 million tonnes averaging 1.71% TREO, 0.38% HREO and 22.5% HREO/TREO. The only change of consequence in methodology from the November 26, 2012 Resource estimate was that the base case cut-off grade, expressed as Net Metallurgical Return (“NMR”), increased from US$320 to US$345 per tonne due to minor changes in estimated operating costs, as per the FS. Work is continuing on optimizing the mine plan to incorporate more of the high grade ore identifiable at higher NMR cut-offs into the early years of production.

Avalon Rare Metals Inc.	Page 40

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The mineral resource estimate was prepared by Benjamin Webb, P.Geo., Senior Resource Geologist, Avalon Rare Metals Inc., under the supervision of the Company's Vice-President, Exploration, William Mercer, Ph.D., P.Geo. (Ont), P. Geo. (NWT) who is the qualified person for Avalon for this resource estimate. Dr. Mercer is also providing overall direction on the project and monitoring of the QA/QC on the laboratory analyses.

Nechalacho Deposit Mineral Resources as at August 14, 2013 above a US$345/tonne NMR Cut-Off
		Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
Category	Zone	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	1.71	0.38	22.50	3.20	0.405	0.0404

Indicated	Basal	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Indicated		96.54	1.57	0.25	16.00	2.61	0.349	0.0299

Measured and Indicated	Basal	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
	Upper	47.21	1.52	0.15	10.11	2.12	0.291	0.0195
Total Measured and Indicated		109.11	1.59	0.27	16.81	2.67	0.356	0.0311

Inferred	Basal	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
	Upper	102.09	1.38	0.13	9.70	2.38	0.334	0.0204
Total Inferred		160.25	1.38	0.18	13.07	2.53	0.351	0.0257

NOTES: (for this table and next two tables)

1)	CIM definitions were followed for Mineral Resources.
2)	The Qualified Person for this Mineral Resource estimate is William Mercer, PhD, P.Geo. (Ontario), P. Geo.(NWT), VP, Exploration, Avalon Rare Metals Inc.
3)	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb4O7, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
4)	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, CeO2, Pr6O11, Nd2O3 and Sm2O3.
5)	Rare earths were valued at an average net price of US$62.91/kg, ZrO2 at US$3.77/kg, Nb2O5 at US$56/kg, and Ta2O5 at US$256/kg. Average REO price is net of metallurgical recovery and payable assumptions for contained rare earths, and will vary according to the proportions of individual rare earth elements present. In this case, the proportions of REO as final products were used to calculate the average price.
6)	The changes in methodology from the November 26, 2012 Resource were the cut-off grade and the interpolation method. The cut-off grade, expressed as Net Metallurgical Return (“NMR”), increased from US$320 to US$345 per tonne. NMR is defined as "Net Metal Return" or the in situ value of all payable metals, net of estimated metallurgical recoveries, and in the case of Nb, Ta and Zr, off-site processing costs. The revised interpolation method utilized the elevation above the lower contact of the Basal Zone to provide better geologic continuity of the ore zone. The effect on overall tonnage and grade is not material.

Avalon Rare Metals Inc.	Page 41

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

7)	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide.
8)	See the table below for individual rare earth oxide details.
9)	See the table for Basal Zone tonnes and TREO grades at higher NMR cut-off values.
10)	Values for HREO/TREO may differ due to rounding.

Nechalacho Deposit Measured, Indicated and Inferred Rare Earth Oxide Grades as at August 15, 2013 above a US$345/tonne NMR Cut-Off
		Tonnes	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Category	Zone	(millions)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Measured	Basal	12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207
	Upper	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total Measured		12.56	0.266	0.622	0.078	0.295	0.066	0.0082	0.060	0.0094	0.047	0.008	0.022	0.003	0.017	0.002	0.207

Indicated	Basal	49.33	0.258	0.603	0.074	0.283	0.061	0.0076	0.055	0.0084	0.043	0.007	0.019	0.002	0.015	0.002	0.187
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Indicated		96.54	0.268	0.627	0.077	0.290	0.059	0.0068	0.048	0.0065	0.030	0.005	0.012	0.002	0.010	0.001	0.130

Measured and Indicated	Basal	61.90	0.260	0.607	0.075	0.285	0.062	0.0077	0.056	0.0086	0.043	0.008	0.019	0.003	0.015	0.002	0.191
	Upper	47.21	0.279	0.653	0.080	0.297	0.057	0.0061	0.041	0.0045	0.017	0.002	0.006	0.001	0.004	0.001	0.071
Total Measured and Indicated		109.11	0.268	0.627	0.077	0.291	0.060	0.0070	0.049	0.0068	0.032	0.005	0.014	0.002	0.010	0.001	0.139

Inferred	Basal	58.16	0.223	0.528	0.066	0.252	0.051	0.0064	0.046	0.0067	0.033	0.006	0.014	0.002	0.011	0.002	0.136
	Upper	102.09	0.243	0.608	0.072	0.271	0.049	0.0054	0.036	0.0038	0.015	0.002	0.005	0.001	0.004	0.001	0.061
Total Inferred		160.25	0.236	0.579	0.070	0.264	0.050	0.0058	0.040	0.0049	0.021	0.003	0.008	0.001	0.007	0.001	0.088

Avalon Rare Metals Inc.	Page 42

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Nechalacho Deposit Measured, Indicated and Inferred Mineral Resources for Basal Zone by NMR Cut-Off Value as at August 15, 2013 at NMR Cut-off Values over $345/tonne
	NMR Cut-Off	Tonnes	TREO	HREO	HREO/ TREO	ZrO2	Nb2O5	Ta2O5
Zone	($USD)	(millions)	(%)	(%)	(%)	(%)	(%)	(%)
Measured
Basal	≥345	12.56	1.71	0.38	22.50	3.20	0.405	0.0404
Basal	≥600	8.28	1.98	0.48	24.29	3.79	0.468	0.0480
Basal	≥800	5.11	2.20	0.58	26.17	4.23	0.520	0.0544
Basal	≥1000	2.49	2.49	0.68	27.38	4.77	0.586	0.0620
Indicated
Basal	≥345	49.33	1.62	0.35	21.27	3.07	0.405	0.0398
Basal	≥600	28.66	1.95	0.45	23.21	3.68	0.472	0.0479
Basal	≥800	16.15	2.20	0.55	24.87	4.13	0.521	0.0542
Basal	≥1000	6.99	2.52	0.66	26.03	4.66	0.583	0.0614
Measured and Indicated
Basal	≥345	61.90	1.64	0.35	21.53	3.10	0.405	0.0399
Basal	≥600	36.94	1.96	0.46	23.46	3.70	0.471	0.0479
Basal	≥800	21.27	2.20	0.55	25.19	4.15	0.521	0.0543
Basal	≥1000	9.48	2.52	0.66	26.38	4.69	0.584	0.0616
Inferred
Basal	≥345	58.16	1.38	0.26	18.89	2.80	0.380	0.0351
Basal	≥600	22.41	1.74	0.37	21.09	3.40	0.453	0.0431
Basal	≥800	6.68	2.04	0.49	24.26	3.84	0.502	0.0506
Basal	≥1000	1.81	2.42	0.61	25.31	4.17	0.547	0.0570

The main change in estimation method utilized in this resource estimate was relative elevation. This methodology is one way to adapt the estimation method to the rolling nature of the bottom of the Basal Zone.

Current Work and Future Plans

Subsequent to the completion of the FS in April 2013, the Company has been investigating optimization opportunities identified in the FS and conducting testwork/technical studies necessary to confirm potential benefits and update the development model. A number of design optimization activities were initiated that have focused primarily on improving project economics, improving operation efficiency and reducing project risk. These include the following:

•	Underground mine plan, including mining method, underground equipment and facilities
•	Nechalacho site and concentrator building layout and design
•	Hydrometallurgical Plant location
•	Concentrate handling and shipping

Avalon Rare Metals Inc.	Page 43

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Underground Mine

An initial study was carried out to determine the most appropriate mining method to be used. Particular consideration was given to the mining cost, the undulating floor of the Basal Zone, the changing Basal Zone thickness, and the need to be able to maintain a relatively constant grade of ore. A hybrid mining method consisting of “drift and fill” primary stopes, and “up-hole” bulk mining (uppers for the secondary stopes) was selected.

The crushing and milling circuits were also examined. The milling circuit was revised to include a SAG mill allowing the removal of secondary and tertiary crushing. A further study concluded that there were both cost and operability advantages in moving the crusher from the underground location previously considered, to an above ground location near the SAG mill.

Using all the results of the trade-off studies, a new mine plan is being developed to achieve the highest grade of ore over a 20 year life of mine at a mill throughput of 2,000 tonnes per day.

Nechalacho Site and Concentrator Building

As part of the optimization work, several potential modifications were made to the site layout and the concentrator including revising the milling equipment and developing the surface ore handling/crushing area and modifying the equipment layout in the concentrator building and reducing the required size and volume of the building.

Hydrometallurgical Plant Location

Significant modifications will be required for the Hydrometallurgical Plant design to incorporate the potential process changes being considered from the additional testwork undertaken over the past several months. Considering the resulting increases in equipment, reagent and energy requirements, additional work is being performed to assess the benefits of alternative locations for the plant in North America. While no decision has yet been made, the Geismar, Louisiana location identified for the Refinery appears to offer many advantages as a location for the Hydrometallurgical Plant. These include lower capital cost for construction, lower energy costs, reagent availability, rail and road and ocean shipping access. Other potential sites in western Canada with similar advantages are also being investigated.

Concentrate Handling and Shipment

The potential for re-locating the Hydrometallurgical Plant outside the Pine Point, NWT area would likely require the shipment of concentrate by rail from Hay River, NWT. The entire shipping process has been carefully looked at including the containers required both for barge shipment and rail shipment, the concentrate loading requirements at Nechalacho, barging across Great Slave Lake, rail car requirements for shipment from Hay River, and a storage/trans-shipment facility at Hay River. A concept has been developed to include all of the shipping components from container loading at Nechalacho to railcar loading in Hay River in a single contract, potentially reducing project capital costs and simplifying the shipping operation.

Avalon Rare Metals Inc.	Page 44

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Metallurgical Process Development

Metallurgical testwork continued after the completion of the FS under the direction of the Company’s Senior Vice President, Metallurgy and Interim COO, Mr. David Marsh. Recent work has focused on various optimization opportunities within the FS base case flowsheets for the Concentrator and in particular for the Hydrometallurgical Plant.

Bench scale flotation work at SGS Mineral Services (“SGS”) in Lakefield, Ontario has successfully identified an improved reagent suite for the Concentrator and this was piloted at SGS in August. The results from this work are still being analyzed and provided to the Company’s consulting engineers for incorporation into the process design criteria, plant design and revised cost estimates for the Nechalacho concentrator. A decision as to whether or not to implement the revised flowsheet will only be made once the findings from the Company’s consulting engineers are made available and analyzed.

The preliminary results indicate improved flotation recoveries (over values used in the FS) for all the REE’s as well as Niobium. Recoveries for Zr and Ta appear to be slightly lower. These results were achieved using a flowsheet that has no de-sliming ahead of flotation, no gravity enrichment of the flotation concentrate and no recycling of tailings from the various cleaner flotation circuits.

For the Hydrometallurgical Plant, work has continued developing processes for improving recoveries of HREEs from the zircon and more effective means for the removal of impurities.

A pilot campaign was conducted at SGS for the front end of the revised flowsheet using a “mixed alkali” cracking process and was successful in the following key areas:

•	Blending of concentrate with alkalis and pelletizing the mix
•	Feeding the pellets through a rotary kiln and maintaining target operating conditions
•	Water washing of treated pellets to remove excess alkali
•	Weak acid leaching (WAL) with Hydrochloric Acid (HCl) to remove almost all the LREE’s and most of the HREE’s
•	Removing impurities from the WAL solution through various unit operations and precipitation of a clean mixed RE precipitate
•	Strong acid leaching (SAL) of WAL residue with HCl to recover almost all the remaining HREE’s and the majority of the zircon
•	Recovery of zircon to a zirconium basic sulphate (ZBS) product

Work still remains to be done with regards to the use of solvent extraction to simplify removal of uranium, and some of the metal ions plus the removal of cerium and lanthanum from the bulk RE precipitate. In addition, various methods for recovering/recycling the HCl are being investigated.

The niobium and tantalum report to the solid residue from the WAL and methods for recovering these into marketable products are still to be explored.

This latest work has confirmed the potential that total HREE recoveries of approximately 90% can be achieved directly from the flotation concentrate (i.e. without prior acid baking). Successful implementation of this process has the potential to enhance project economics, primarily through increased revenues, and remove the marketing risk associated with selling EZC as a final product. However, initial estimates of increased power and reagent consumption associated with this process and logistical issues would necessitate consideration of alternative locations for the Hydrometallurgical Plant with better infrastructure and reagent availability.

Avalon Rare Metals Inc.	Page 45

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The presently available results have been forwarded to the Company’s consulting engineers for incorporation of a new process design criteria for the Hydrometallurgical Plant and for the development of a new plant design and cost estimates. Once available, this cost information will determine whether or not this new process is more attractive economically than that used in the FS.

The Company is planning to incorporate the results of the optimization work into an updated technical report, which is expected to be completed and released in early calendar 2014.

Nechalacho Project Schedule - Risks and Mitigations

The Nechalacho Project development model as contemplated in the FS consists of a mine and three processing plants located at the Nechalacho, Pine Point and Geismar sites. The Nechalacho site is considered to be the most critical of the three sites from a schedule perspective, due primarily to limited seasonal access. A detailed critical path schedule has been developed for each of the project sites.

Avalon will engage EPCM contractors at each site. These will have responsibility for design, procurement, contracting, and project and construction management of the plants and infrastructure facilities. Site specific project management will be the responsibility of each of the EPCM contractors, with overview by the Avalon Owner’s team. Avalon has established a recruitment schedule and is working with project management companies to provide critical personnel and project support to supplement as required.

The EPCM contractors will be responsible for all the EPCM work in order to complete the project up to mechanical completion and hand-over to Avalon for commissioning. A management team from Avalon will facilitate the flow of information and approvals as the work progresses. During construction, temporary offices and support facilities will be established at each of the three project sites.

The Nechalacho Project has been developed based on the following requirements:

•	Safety and protection of the environment cannot be compromised.

•	The project must be delivered in accordance with the schedule, budget and quality requirements established for the site.

•	Completion of the project in a timely manner is considered critical to meet market requirements.

•	Training, hiring and purchasing from Northern and Aboriginal partners will be given priority.

Successful implementation of Avalon’s human resources policies and procedures will enable Avalon to achieve its goals and objectives for its employees and contractors. Avalon’s goal of increasing local participation rates will be facilitated through its training and development initiatives. Avalon is committed to worker training throughout the life of the project.

Avalon’s program will initially be designed to fill apprenticeship and technological occupations. In addition, all project contractors and sub-contractors will be required to adhere to Avalon’s goal of maximizing Northern and Aboriginal employment.

Avalon Rare Metals Inc.	Page 46

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

During preparation of the FS, two joint Owner and Contractor risk identification workshops were conducted to systematically explore all critical processes and project areas in identifying potential risks and establishing the initial risk register. The areas of project management, project controls, procurement, engineering, construction, mining, geotechnical, environmental, and health and safety were represented. Following the workshops, mitigation plans and actions were developed and carried out to the extent possible during the FS phase.

In addition, two risk reviews were conducted to update the status and reassess the risks identified in the earlier workshops and analyse any newly identified risks, including a site specific review of the Geismar site which had not been identified in earlier workshops. Going forward, a plan will be developed for the EPCM and execution phases of the project that would start with the risk register developed in the FS and build on the basic process described below and followed throughout the FS and into operations.

The key risks identified for construction, and for which mitigations have been developed, include:

•	Safety and health, mitigated by comprehensive health and safety (HS) plan

•	Project delay due to permitting mitigated by existing permits, robust project and well-resourced permitting group.

•	Adequate work force mitigated by training and HR management plan.

•	Logistics and procurements, particularly for the Nechalacho mine/concentrator sites mitigated by experienced personnel and detailed planning.

•	Project delay due to Aboriginal negotiations mitigated by existing agreement and ongoing negotiations.

•	Hurricane risk in Louisiana mitigated by site selection and design.

•	Cold weather risk in the Northwest Territories mitigated by experience personnel and management plans.

•	Tailing dam failure mitigated by robust design, small structures and management plans at Nechalacho, and no dams being required at Pine Point.

•	Project delay associated with the perceived risk associated with uranium and thorium mitigated by low concentrations, good science and open and transparent consultation.

For operations, some of the above will continue, with additional risks associated with:

•	Environmental risks causing cost or production delay mitigated by robust design and management and monitoring plans.

•	Community risks causing cost or production delay mitigated by community consultation, well managed Aboriginal agreements and agreements with the Northwest Territories government.

•	Risk of cost escalation/inflation mitigated by long term contracts, contingency and potential capital cost reductions.

•	Foreign currency risk mitigated by investigation and implementation of a currency hedging strategy, if appropriate.

•	REE price fluctuations mitigated by reliable supply and long term contracts with strategic partners and customers. There will be a long term agreement in place for EZC.

Hazard analysis (HAZAN) was also performed as part of work in the FS phase and identified mitigations have been incorporated into the FS design.

Avalon Rare Metals Inc.	Page 47

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

During detailed engineering, additional design reviews will be performed such as, but not necessarily limited to, hazard and operability (HAZOP) studies, and constructability reviews that will contribute to risk reductions during construction and operation phases.

Finally, timely availability of project financing is probably the most significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners.

To help manage technical risk the Company maintains a Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to the Company’s senior management. The TAC is chaired by a member of the Company’s management team and one member of the board of directors with operations experience acts as a committee member.

4.3.	Other Properties and Assets

In addition to the Nechalacho Project, the Company owns seven other rare metals and minerals projects, four of which are active. The Company’s four other active projects are the Separation Rapids Petalite Project, the East Kemptville Tin Project, the Miramichi Tin Project, and the Apex Rare Metals Project. The Company’s other assets which are currently inactive are the Warren Township Calcium Feldspar Project, the Spor Mountain Rare Metals Project, and the Lilypad Lakes Tantalum-Cesium Project. The Company also owns royalty interests in two development projects which are not in production.

Unless otherwise stated, the technical information contained in this section of the AIF in respect of other properties and assets of the Company has been reviewed and approved by Dr. William Mercer, P.Geo., Vice President, Exploration who is a qualified person for the purposes of NI 43-101. See “Interests of Experts”.

4.3.1	Separation Rapids Petalite Project

The Separation Rapids property is host to the deposit known as the “Big Whopper Pegmatite” (“BWP”), which is classed as a “giant” LCT-type pegmatite (“A Preliminary Deposit Model for Lithium-Cesium-Tantalum (LCT) Pegmatites”, Dwight Bradley and Andrew MacAuley, Open File Report 2013-1008, U.S. Geological Survey). It is one of five internally zoned, highly fractionated granitic pegmatites large enough to be of major economic importance for its “low iron” lithium resource which is contained in the rare mineral petalite. Most of the other five giant pegmatite deposits have exhausted their petalite content. The deposit is a potential source of lithium minerals for use in the glass and ceramics industry and specialty composite materials. There is also potential for production of tantalum and rubidium minerals and a pure form of sodium feldspar.

The Separation Rapids property consists of five mineral claims and one mining lease covering a combined area of approximately 1,455 hectares (3,600 acres) in the Paterson Lake Area, Kenora Mining Division, Ontario, all of which are owned 100% by Avalon. The lease covers an area of 421.44 hectares over the area of the Big Whopper deposit and adjacent lands that may be used for mine development infrastructure. The original vendors retained a 2.0% “NSR” interest in the property, which was acquired in 2012 by a wholly owned subsidiary of the Company for $220,000.

Avalon Rare Metals Inc.	Page 48

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The Separation Rapids property is situated approximately 70 kilometres by road north of Kenora, Ontario and is directly accessible via a private road that requires some repairs in order to be useable by vehicles other than all-terrain vehicles. The main line of the Canadian National Railway passes through the village of Redditt, just 50 kilometres by road south of the Separation Rapids property. The property lies within the traditional land use area of the Wabaseemoong Independent Nations of Whitedog, Ontario (“Wabaseemoong”), an aboriginal community located approximately 35 kilometres southwest of the property and is the closest community to the project site.

Water for mineral processing and other needs is available in abundance in the project area. The closest hydroelectric power generating station is located at Whitedog Falls. The transmission line comes within 30 kilometres of the Separation Rapids property.

Topography, Climate and Vegetation

The area of the Separation Rapids property is typical of much of northwestern Ontario and the Canadian Shield. The property is relatively flat with an average elevation of approximately 350 metres above sea level. Local topographic relief is limited to about 50 metres. Outcrop exposure is in general less than 40% in the project area, but the area containing the BWP has been stripped of ground cover or trenched. The remainder of the property is covered by thin glacial till deposits and soils, local swamps and marshes and river bottom sediments.

The project area is covered by boreal forest with the dominant species being Jack pine and Black Spruce. Willow shrubs and grasses dominate the low marshy areas and the shoreline of the English River. The local forest is largely non-merchantable timber.

The climate is typical of Canada’s mid-latitudes. Winters are cold and long, stretching from late October to mid-May with extremes in winter of below -40°C, not including wind chill. The spring-summer-fall periods are comparatively short and summer temperatures are typically warm.

Project History

Since acquiring the property in October 1996, Avalon has expended approximately $5.0 million on exploration and development work primarily focused on the lithium minerals potential. This involved geological mapping, trenching, ground magnetic surveys, mineralogical studies and diamond drilling totalling 10,152 metres in 69 holes. This work culminated in 1999 with the completion of an NI 43-101 compliant PFS on the viability of producing petalite with by-product feldspars, by independent consultant Micon which was filed on February 7, 2002. The business model involved production of high purity concentrates of petalite for sale to glass-ceramics manufacturers. The Company was unsuccessful in advancing the project on this basis following the cessation of the demand for the product in the U.S.A.

In 2000 and 2001, during a period of increased demand for tantalum, the Company completed follow-up work including additional exploration drilling and metallurgical test work for tantalum, follow-up market studies and a plant design study to provide more detailed capital and operating cost estimates for both the pilot scale and full scale ore processing facilities. However, the tantalum grades in the deposit did not justify development as a tantalum producer on a stand-alone basis, particularly once demand and prices for tantalum began to fall in 2002, and these expenditures were subsequently written off.

Avalon Rare Metals Inc.	Page 49

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

In 2002 and 2003, Avalon completed a Scoping Study to evaluate an alternative development concept for the project which involved producing a diluted petalite product called “high-lithium feldspar”. The concept was based on application of a simple dry processing technique to remove the iron and tantalum-bearing minerals by magnetic separation and aggregating the feldspar and quartz with the petalite into a material to be marketed as a low cost, lithium-enriched glass sand. Subsequent process test work on a six tonne bulk sample and crucible melt studies demonstrated that an acceptable quality product could be produced which would have the advantage of lowering the melting temperature of the glass batch, thereby reducing the manufacturers’ energy costs and emissions of greenhouse gases. However, development was frustrated by the requirement for large volume test samples and the lack of suitably equipped custom milling facilities available to produce such a sample.

In 2005, a potential new market for the petalite ore was identified as an ingredient in a new non-combustible composite material with various potential construction applications. The untreated crushed petalite ore could be used directly in the manufacturing process for this material, creating an interesting development opportunity for Avalon. In 2006, a 300 tonne bulk sample of the ore was extracted and crushed for delivery to the customer for its own product development purposes. Deliveries of this material began in early 2007 but have since been discontinued, while the customer, a development stage company, attempted to raise additional capital. No definitive timeline for resumption of shipments to this customer has been determined.

With increasing energy prices and concerns about climate change related to greenhouse gas emissions, interest in lithium additions to glass formulations is increasing, creating new opportunities for lithium minerals producers. The Company is continuing to investigate these opportunities through an on-going marketing campaign and periodically produces small test samples for laboratory evaluation by potential customers. Requests for test samples are occasionally received by the Company and supplied from inventory of crushed ore stored from the 2006 bulk sample program.

Geology and Resources

The Archean-aged BWP belongs to the petalite sub-type, complex-type class of rare metal pegmatites. The complex-type pegmatites are geochemically the most highly evolved in the spectrum of granitic pegmatites and petalite-bearing pegmatites comprise only 2% of the known complex-type pegmatites.

Complex-type pegmatites are found in many areas of the world and are economically important as resources for the rare metals, including lithium, tantalum, cesium and rubidium. Except for the producing Bikita (Zimbabwe) and Greenbushes (Western Australia) mines, most complex-type pegmatites are too small to be profitably mined. While comparable in size, the BWP exhibits some significant differences from the norm in its structural setting, preservation of magmatic zonation and overall crystal size. Unlike Bikita, which is a shallowly dipping, undeformed zoned intrusion, and Greenbushes, which is an approximately 45°-dipping, zoned pegmatite, the BWP is subvertically-dipping, complexly folded, and strongly foliated, with a smaller average grain size. The BWP is unusual in its enrichment in petalite as the dominant lithium mineral in the ore and in the degree of structural deformation that it has undergone. This resulted in homogenization of the original mineralogical zoning characteristics of the pegmatite into a relatively uniform chemical composition, a circumstance that appears to be unique in the world.

Avalon Rare Metals Inc.	Page 50

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The geological mapping and diamond drilling work done by Avalon have delineated the Big Whopper pegmatite system over a strike length exceeding 1.5 kilometres, with widths ranging from 10 metres to 80 metres and to a vertical depth of close to 300 metres, where it remains open. It consists of a vertically oriented massive petalite pegmatite dyke striking 280º, hosted by metamorphosed mafic volcanic rocks (amphibolite) and flanked by a swarm of narrower albite and petalite dykes. These have all undergone intense deformation in a high strain zone resulting in folding, boudinage, and shearing.

The 1997/1998 drilling program delineated an indicated petalite resource of 8.9 million tonnes and an inferred petalite resource of 2.7 million tonnes both grading 1.34% lithium oxide (Li2O), 0.007% tantalum oxide (Ta2O5) and 0.30% rubidium oxide (Rb2O) as set out in the Micon PFS. These resources are delineated over a strike length of 600 metres, to a maximum vertical depth of 250 metres and remain open for expansion both to depth and along strike. The lithium and rubidium grades are consistent with a petalite content averaging 25±5% and an Rb-K-feldspar content averaging 10% to 15%, with the rest of the rock consisting mainly of albite, muscovite, lepidolite, and quartz. Important accessory minerals include spodumene, spessartine, cassiterite, and columbite-tantalite, the principal ore mineral for tantalum.

The mineralized zone is well exposed at surface in a low dome-shaped hill, where it averages 55 metres in width over a 400 metre strike length. This part of the deposit will be readily amenable to mining by low-cost quarrying methods. A conceptual open pit designed for the PFS by Micon contains a probable reserve of 7.72 million tonnes grading 1.4% lithium oxide (Li2O), (NI 43-101 audited) which is the reserve used for present planning purposes.

Environmental and Permitting

The project benefits from a lack of environmental issues due to the fact that the ore is environmentally benign, containing no toxic, radioactive or acid-generating minerals. Avalon completed environmental baseline studies in the project area in 1999, ensuring that local environmental sensitivities were identified at an early stage. This study was updated in 2006 and 2007.

Recent bulk sampling and site development work was done under an Advanced Exploration permit originally granted by the Ministry of Northern Development and Mines in 2000 and re-activated in 2006.

Avalon has been proactive in establishing a dialogue with the First Nations of the area, and in August 1999 signed a MOU with Wabaseemoong to address community concerns regarding new resource development in their traditional land use area, access to employment opportunities and other benefits. Avalon fully intends to develop the project in co-operation with Wabaseemoong and continues to keep the community leadership well-informed on new developments.

On October 1, 2009, the Company acquired a mining lease over the Big Whopper petalite deposit and all neighbouring lands that may be needed for development work. The lease covers an area of 400.181 hectares and has a term of 21 years. Annual lease costs total $1,264.

Avalon Rare Metals Inc.	Page 51

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Current Work and Future Plans

In 2013, the Company received expressions of interest from four international glass prducers on the availability of petalite concentrate from the Separation Rapids property. After preliminary discussions with each of these prospective customers, Avalon commenced a bench-scale program of metallurgical work with a view to producing petalite concentrate for delivery to the prospective customers for testing in the customers’ glass-ceramic manufacturing processes. If the samples meet the customers’ specifications, it is anticipated that the Company would proceed with construction and operation of a demonstration scale production facility. However, the work done to date has yet to generate a product matching the target concentrate grade and purity. Accordingly, the Company has engaged an independent industrial minerals research group with extensive experience in the processing of lithium bearing ores for the glass and ceramics industry to investigate alternative process flowsheets.

In anticipation of the resumption of operations at the site, the Company has re-started work on the permitting process under the Mining Act (Ontario); including a Species at Risk Act (Canada) field survey. The Company has also renewed its MOU with the Wabaseemoong Independent Nations with a view towards the co-operative development of the Separation Rapids Petalite Project.

4.3.2	East Kemptville Tin Project

Location, Ownership, Climate and Topography

The 100% owned East Kemptville Tin Project is located approximately 45 kilometres northeast of Yarmouth, in Yarmouth County, southwestern Nova Scotia in the vicinity of the former East Kemptville Tin Mine. Highway #203, which connects the Town of Yarmouth to the southwest with the Town of Shelburne to the east, passes a short distance to the northwest of the exploration licences.

The property consists of four exploration licences made up of 183 mineral claims and a special exploration licence (the “Special Licence”) made up of 22 mineral claims, comprising 2,962.4 hectares (7,320 acres) and 356.14 hectares (880 acres) respectively. Since 2006 various exploration licenses have been staked to cover potential regional exploration targets identified in the Company’s compilation efforts. In June 2006, the Company was granted the Special Licence to search and prospect for all minerals except for coal, salt, potash and uranium within 22 claims totalling approximately 880 acres. In order to keep the licence in good standing, the Company was required to incur a total of $2,250,000 in exploration expenditures by August 1, 2011. On November 14, 2012, the Government of the Province of Nova Scotia announced the extension of the Special Licence, which will now have a term expiring on September 30, 2014 by which time the Company must complete its expenditure obligations.

Surface rights related to the Special Licence are held by the Crown and Rio Algom Ltd. (“Rio”), a subsidiary of BHP Billiton. Rio is continuing to conduct environmental remediation work at the mine site. Access to the site will have to be negotiated with Rio. Access to the Company’s exploration licences for non-intrusive exploration work is covered through a basic Crown Access permit and from verbal agreements with private landowners as required in the normal course of exploration. The Special Licence covers the area of the closed mine site, including the open pit on the area referred to as the Baby Zone.

Avalon Rare Metals Inc.	Page 52

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The project area is flat-lying, poorly-drained terrain with extensive glacial till cover and very limited bedrock exposure. There are numerous small wetlands, creeks and ponds and consequently, limited agricultural development. Vegetation is mixed coniferous deciduous. Climate is temperate and typically maritime with high humidity characterized by frequent precipitation and fog.

Project Background

The Company was attracted to the East Kemptville area because of its potential to host resources of indium, a rare metal now in high demand due to its use in thin film coatings in flat screen TVs, computer monitors and solar energy panels. Indium prices reached a high of US$1,060/kg in 2005 and it is currently trading over the past quarter in the range of US$500 to US$600/kg. Primary indium supplies are presently constrained as the metal is only produced as a by-product of the smelting of zinc concentrates. One of the few known geological environments where indium is enriched is in greisen-type tin-zinc-copper deposits such as that which was historically mined (primarily for tin) at East Kemptville.

The East Kemptville tin deposit was discovered in 1979 by Shell Canada Resources and later brought to production in 1985 by Rio as an open pit mine with a 10,000 tonnes per day milling operation. Initial resources were reported in a historic estimate at 56 million tonnes grading 0.165% tin (Sn) (not audited for compliance with reporting standards under NI 43-101). A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources. It is reported in the Closure Plan (available from the Nova Scotia government) issued by Rio in 1993 that 18,822,460 tonnes of ore were milled at the mine during operation. A further 9,980,000 tonnes of ore are reported to reside in low grade stockpiles in the same report.

The Rio operation struggled to survive, first due to poor tin recoveries and later due to declining tin prices which fell from around US$6/lb in 1985 to $1.85/lb in 1991 following the collapse of the international tin cartel. Operations were shut down in 1992 and the mill was subsequently disassembled and removed from the site. Tin prices quoted on the London Metal Exchange (“LME”) currently exceed US$10/lb.

The East Kemptville tin deposit occurs in the contact zone of the Devonian age Davis Lake granitic intrusion which is a phase of the regional South Mountain granite batholith. Tin mineralization is contained in cassiterite associated with sphalerite, chalcopyrite and pyrrhotite in quartz-topaz greisen zones. Numerous other similar tin occurrences occur in the region both in the Davis Lake pluton and in altered zones in the neighbouring clastic sedimentary rocks of the Ordovician Meguma group.

Little direct evidence of indium enrichment in the mineralized zones at East Kemptville existed until 2005 when the Company undertook analytical work specifically for indium on drill cores archived at the Nova Scotia Department of Natural Resources (“NSDNR”) core library. This work revealed the presence of highly anomalous indium (In) values of up to 120 ppm indium associated with disseminated zinc mineralization from the Baby Zone and a mineralized tin greisen located peripheral to the main tin deposit. Anomalous levels of other rare metals such as tungsten, gallium and germanium were also detected in the Baby Zone samples. The Special License covers the Baby Zone area as well as potential new zones or extensions to the southwest and between the Main Zone and the Baby Zone.

Avalon Rare Metals Inc.	Page 53

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The Baby Zone has been described by NSDNR geologists as a relatively high-grade tin satellite deposit that was developed and mined for a brief period shortly before the operation closed in 1992. Historical resources in this deposit were not separately reported although the tin grade was apparently higher than the 0.206% tin average grade for the collective resource estimate that was in the public domain at the time of mine closure (42 million tonnes at 0.17% tin (Sn), 0.19% zinc (Zn) and 0.07% copper (Cu), not audited for compliance with reporting standards under NI 43-101 and therefore are not to be relied upon). A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources. It has also been reported anecdotally that the copper-zinc sulphide content in the Baby Zone deposit was higher than what was typical of the Main Zone tin deposit, which is significant with respect to its potential for hosting high concentrations of indium.

Recent Work

In 2006, Avalon initiated a detailed compilation of historical exploration and operational data for the project area in order to fully evaluate the project for its tin, base metals and rare metals potential. This work was supplemented with re-logging, assaying and mineralogical studies of existing drill cores from the Baby and Main Zones that were archived at the NSDNR core storage facility.

Analytical results from the re-sampling work to date confirm the levels of tin, zinc and copper previously reported by the former explorers and operators. Indium results from sampling of several historic holes through the Baby Zone returned individual sample highs up to 57 ppm indium over 1.50 metres and averaged 13 ppm indium for all the samples taken in the Baby Zone drill holes. More recent analyses received during 2008 returned an anomalous indium intercept averaging 41 ppm indium over a drill core thickness of 15.0 metres immediately beneath the Main Pit at East Kemptville. This intercept was also associated with significant tin (average of 0.66% Sn) and zinc (average of 0.65% Zn) mineralization.

Indium values have been found to correlate strongly with zinc in all holes, an association that has been noted in many other similar mineral deposits, where typically the indium is contained in sphalerite and therefore reports to a zinc concentrate. No primary indium minerals have been noted to date in the mineralogical work carried out by an external geotechnical consulting firm and recent analytical has since confirmed that the indium is indeed contained in sphalerite.

A desktop study was carried out in summer 2008 as described below on the information available at that time to confirm favourable project economics. This work was carried out by an independent consultant and concluded that the project did warrant further work. Sufficient compilation work and additional analytical work has now been completed to begin work on a new resource estimate prepared in accordance with NI 43-101 for the historical tin resources at East Kemptville and the preparation of a PEA.

Completion of this resource estimate is on hold pending the execution of a $540,000 work program on the Special Licence area, involving sampling and confirmation drilling on the historical tin resource, to meet the requirements of NI 43-101. Accordingly, a work program proposal was submitted in December 2009 to the government of Nova Scotia and Rio, the holder of surface tenure at the East Kemptville mine site, to access the site to carry out sampling on the site in connection with the PEA. Avalon has requested permission from Rio to proceed with this work which has not yet been received pending completion and approval of a comprehensive risk assessment requested by Rio. The requested risk assessment has been produced and submitted, but has not been acted upon pending re-issuance of the Special Licence. With the re-issued Special Licence now in hand, the Company anticipates that the approval process will be completed in late 2013 to allow the required work program to proceed and finally complete the delayed PEA.

Avalon Rare Metals Inc.	Page 54

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Preliminary metallurgical studies were completed in 2009 on a composite sample from drill core rejects, which will form the basis of the process flowsheet for a PEA. Results have demonstrated considerable improvement in tin recoveries compared to that achieved while the mine was in production. In particular, the application of new gravity separation technology such as the Falcon ™ concentrator has resulted in a projected tin recovery rate of 88% compared to historical recovery rates of just 40% to 75% which the Company believes will favourably impact on project economics.

2008 Desktop Economic Study

In the spring of 2008, the Company contracted an Australian consulting group with expertise in tin markets to prepare an analysis of the global tin market. This study concludes that demand for tin from the electronics industry, where it is used in solders in increased amounts to replace lead due to lead toxicity issues, will continue to strengthen while supplies are increasingly constrained due to the lack of new production and declining stockpiles. As a consequence of these factors, it was forecasted that tin prices could reach US$30,000/tonne (US$13.60/lb) over the next two years until new supply sources emerge. The global economic recession in late 2008 resulted in a sharp drop in tin prices but longer term, it was forecasted that prices should stabilize between US$15,000 to US$20,000/tonne (US$6.80 and US$9.00/lb). In 2008, when the study was being prepared, tin prices on the LME were quoted at around US$15,000/tonne (US$7.00/lb). Tin prices currently quoted on the LME exceed US$10/lb.

In July 2008, an independent consultant used the market data in this study to produce a “Desktop” economic study for the Company of the tin-copper-zinc production potential at East Kemptville, prior to initiating the proposed PEA. A new market study will be undertaken for use in the PEA.

The Desktop study made use of historic resource estimates produced by East Kemptville mine staff prior to closure in 1992. These resources have not been audited for compliance with NI 43-101 and therefore the details of the study have not been disclosed. However, it was concluded from the study that at recent tin prices, the economics of the project are attractive and that the Company is justified in proceeding with the preparation of a new resource estimate prepared in accordance with NI 43-101 and a PEA.

No work was been carried out on the property in 2011, 2012 or 2013 due to surface access issues.

Regional Work: Ike’s Ridge Property

During 2008, the Company staked additional claims located peripheral to the East Kemptville Special License to cover other polymetallic tin-rare metal targets identified from regional compilation work. These claims were amalgamated with the other exploration licenses adjacent to the Special License and are now collectively referred to as the Ike’s Ridge property, which now covers an area of 3,318.54 hectares (8,200 acres).

Avalon Rare Metals Inc.	Page 55

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Exploration work consisting of basic field mapping, prospecting, magnetic surveys and soil geochemistry (MMI and regular B-horizon sample media) was carried out on several target areas identified on the Ike’s Ridge project in August, September and October 2008. Geochemical sampling was carried out in an effort to screen targets defined through re-processing of airborne magnetic data completed by Abitibi Geophysics in June 2008. Preliminary results from the geochemical work were encouraging and several of the target areas were recommended for trenching or drilling to determine their significance.

A $500,000 grass roots exploration program including diamond drilling was carried out in 2010 to test targets for additional tin / rare metal resources on the Ike’s Ridge property. Three promising target areas, Gardners Meadow, Ike’s Ridge and the Northeast Extension Area were identified from regional compilation, prospecting and geochemical sampling work. All are located within six kilometres of the East Kemptville mine property. The field programs consisted of line cutting, soil geochemistry (MMI and ICP analyses), Induced Polarization (“IP”) surveys and limited gravity surveying, followed by 2,219 metres of diamond drilling in 12 NQ-sized holes testing each of the three target areas.

The most encouraging results were obtained from the Gardners Meadow Area where coincident geochemical and geophysical targets returned several 0.10 to 3.00 metre wide zones of highly anomalous, polymetallic, tin-indium mineralization associated with weakly developed zones of quartz-sulphide veining and alteration in meta-sedimentary rocks. The best individual assay returned 0.26% tin, 0.96% zinc, 0.12% copper, 3.0g/t silver, and 22 ppm indium across 1.75 metres. Little encouragement was obtained in the results from the other two areas drilled.

There are no immediate plans for further drilling on the Ike’s Ridge property while additional compilation and target definition work is completed. Future work on the East Kemptville project will be focused on the Special Licence and completion of a Preliminary Economic Assessment of the tin-indium resources in that area, once access is obtained.

4.3.3	Miramichi Tin Project

The Miramichi Tin Project consists of 196 claims in three groups all located in the Northwest Miramichi River area, York County in central New Brunswick, Canada. The nearest major population centre is the city of Fredericton located 80 km to the south. The topography is gently rolling and the area has been extensively logged in the past, providing good access by a network of old logging haulage roads. The area is also extensively glacial drift-covered and traversed by a number of small streams draining northeasterly toward the Northwest Miramichi River.

The bedrock geology consists of Carboniferous aged granitic plutons intruded into northeast striking Ordovician aged volcanic and sedimentary rocks. Numerous tin occurrences are found surrounding and included in the granite intrusions. These are similar to the tin-indium-copper-zinc greisens deposits at East Kemptville, Nova Scotia mined in the 1980’s by Rio Tinto. Most of the NB occurrences were found during a wave of exploration interest for tin-tungsten deposits during a period of rising prices for these commodities in the late 1970’s and early 1980’s. Most of the occurrences were found by stream geochemistry, followed up by soil sampling, prospecting, and trenching. Some geophysical surveys were also carried out to assist in targeting drill holes.

Avalon Rare Metals Inc.	Page 56

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

A total of 34 drill holes are known to have been drilled in the area. All of the drilling intersected some tin mineralization, but the most significant were reportedly values of 0.67% tin over 1.5 m and 0.18% tin over 15 m. There has been very limited exploration interest in the area since 1990.

An airborne geophysics survey was completed in 2012 including magnetics and electro-magnetics. An exploration program consisting of mapping, sampling and geophysical surveys was proposed for 2013 to follow up on this airborne survey and historic work. A brief field program of prospecting and geochemistry was completed in summer of 2013 with the analysis of the results pending.

4.3.4	Apex Rare Metals Project

In 2010 Avalon’s subsidiary Nolava Minerals Inc. staked claims around the Teck-Cominco-Penarroya Apex Ge deposit. In 2013 an additional block of claims was staked several kilometers to the north of the Apex claim group. The area has been mined since the late 1800's for Cu-Zn, and more recently for Ge-Ga, which are the focus of Nolava's exploration.

Location, Ownership, Climate and Topography

The Apex Rare Metals Project area is located in Washington County Utah in the extreme SW corner of the state, 22 kilometres west of the City of St. George, and 9 kilometres north of the Arizona border. The Company’s claims encompass two blocks: the first adjoined to Teck-Cominco's Apex Mine claims, and a second group several kilometers to the north, for a total of 56 claims encompassing 522.9 acres/211.6 hectares. The area can be accessed by paved highway and along gravel county roads. Tracks and trails accessible by all-terrain vehicle are common and provide good access to large areas of the claim groups.

The Apex Rare Metals Project area is situated at an elevation of 1656 metres/5433 feet above sea level in the Beaver Dam Mountains at the northern edge of the Mojave Desert. The area is sparsely vegetated, with pine-oak-arbutus forest at higher elevations. The average July maximum temperature is 101F/38.3C, the January minimum 25.8F/-3.4C. Average annual precipitation is 8.25 inches/21 cm.

Previous Work

Copper mineralization was first discovered in the late 1800's in the region. Prospectors and various small mining groups mined copper-lead-zinc-silver-gold intermittently from 1884-1962 from the Apex-Paymaster Mine and other local showings. In 1983 Musto Explorations acquired the Apex Mine, completed a positive feasibility study and put the mine into production as the world’s first, and only, gallium - germanium mine. Metallurgical problems in the germanium recovery circuit rendered the operation uneconomic and the mine closed in 1987. In 1987 the mine was acquired by Hecla Mining, which processed stockpiled gallium - germanium ore through a solvent extraction plant located on the Shivitz Indian Reservation before closing down operations. The claims are currently held by Teck Resources and PPM Pure Metals.

Avalon Rare Metals Inc.	Page 57

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Geology and Mineralization

The Apex Rare Metals Project area is situated on the eastern flank of the Beaver Dam Mountains, which are part of uplift between Basin and Range tectonics to the west, and the Colorado Plateau to the east-southeast. The Beaver Dam Mountains are comprised of uplifted, gently dipping shallow marine sediments ranging in age from Cambrian to Jurassic, which are principally limestones with minor interbedded shales and dolomites. Supergene Cu-Zn-Pb-Ag-Ge-Ga mineralization occurs in dolomitized and silicified breccias, gouge and fissures in steeply dipping fault zones. Gallium and germanium mineralization is associated with jarosite and goethite alteration at the margins of base metal mineralization. Solution cavity mineralization, and solution collapse breccias, are common along the boundary of the Colorado plateau trending well south in to Arizona.

Recent Work

Field reconnaissance and sampling were conducted on the Apex Rare Metals Project claims in 2012 and 2013. Numerous gossanous occurrences of Cu-Zn-Ge-Ga were located in widely dispersed areas of the claims and vicinity. An Aster Imagery Analysis was conducted over the area to identify potential mineralized targets associated with hydrothermal alteration. A total of 17 targets were identified, which were ground truthed and sampled in 2013. Anomalous Ga and Ge was encountered in several samples outside of the area of the Apex Mine, suggesting that Apex-type mineralization is widespread and not confined to a single structure. A group of Aster anomalies identified several kilometers from the Apex Mine form a single larger hydrothermal alteration halo of unknown origins and is postulated as hydrothermal alteration associated with a sub-cropping igneous source. This anomaly has been protected with claims. Follow-up work on this and other hydrothermal anomalies is recommended.

4.3.5	Warren Township Calcium Feldspar Project

Project Background

The Warren Township Calcium Feldspar Project is an advanced mineral development opportunity located near the Village of Foleyet, 100 kilometres west of Timmins, Ontario.  The project consists of three mining claims totalling 687.736 hectares staked by Avalon in 2002, that are 100% owned by the Company.  The three claims cover a portion of the Shawmere Anorthosite Complex hosting a large (non NI 43-101 compliant) historic resource of a high purity anorthosite consisting of up to 98% high calcium plagioclase feldspar.

Anorthosite is an unusual mafic igneous intrusive rock consisting of greater than 90% plagioclase feldspar. Previous work has demonstrated that this material can be processed to produce a high quality calcium feldspar raw material for the manufacture of reinforcing glass fibre and other industrial products such as mineral fillers.  The location of the property near both road and rail transportation infrastructure and its proximity to markets in southern Ontario and the northeastern United States offers the potential for development of a low-cost, highly profitable industrial minerals operation.

Topography, Climate and Vegetation

The project site is typical of much of northeastern Ontario and the Canadian Shield. The property is relatively flat, with the anorthosite outcrops on the property forming local topographic highs. The average elevation on the property is approximately 390 metres above sea level with topographic relief of 20 to 30 metres. Within the claim boundary, outcrop exposure is approximately 40%, with approximately 80% exposure in the area of immediate mining potential. The Carty-Warren road overlies the centre of the deposit area. Thin glacial deposits and soils, with some swampy areas cover the remainder of the property.

Avalon Rare Metals Inc.	Page 58

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The project area comprises part of an active forest concession and was logged over in 1989 through 1990. Natural regeneration is the reforestation method of choice and scrub alder now predominates.

The climate in the claim area is typical of northern Ontario with cold winters with high snowfall and summers hot with limited rain.

Previous Work

The Warren Township Calcium Feldspar Project was previously owned by Purechem Limited (“Purechem”), a private company that evaluated the property between 1993 and 2001 first as a potential producer of aluminum chemicals and later as a producer of high purity calcium feldspar. This involved geological mapping, trenching, market development and percussion drilling to define mineral resources. Purechem’s consultants prepared a resource estimate which reported 506,208 tonnes of measured resources and 351,796 tonnes of indicated resources in two separate areas. The resource estimate was completed in 1994 and published in an assessment report prepared on behalf of Avalon dated October 5, 2007. The resources were based on an assumption of two mine benches each of 10 metres height and between 10% and 20% dilution. However, these resources have not been audited for compliance with current resource reporting standards under NI 43-101 and therefore should not be relied upon. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources. In order to verify or upgrade the resources to current NI 43-101 standards, a qualified person would be required to review all the historic data and the QAQC procedures and confirmatory drill may be required.

Purechem was successful in identifying a major potential customer for the calcium feldspar product in southern Ontario and completed a positive PFS for the development of the project on this basis. The calcium feldspar is well suited as a raw material for the textile glass reinforcement product made at this facility and would replace high cost kaolin and high purity limestone presently imported from the United States. Due to weak equity markets, Purechem was unable to finance further work on the property and abandoned the project in 2002.

The Company acquired the property in October 2002 by staking after the original claims held by Purechem had lapsed.

2004 Work Program

In 2004, a work program was carried out on the property involving the collection and processing of a 10 tonne bulk sample to produce test quantities of the calcium product for two potential customers, one in the glass industry and the other in the paper industry. The Company also completed engineering work to design a pilot plant and work program for carrying out a larger scale bulk sampling program. The bulk sampling program did not proceed after the glass industry customer concluded that the soda level in the product exceeded their limit.

The second potential customer, a specialty paper producer, considering the product for a filler application, indicated that it required a larger test sample to complete its evaluation of the material. Cost efficient production and delivery of this sample was contingent upon also receiving an order for a large scale bulk sample from the glass customer and consequently the Company put the project on hold in 2005.

Avalon Rare Metals Inc.	Page 59

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

2006 to 2008 Bulk Sample Work Program

Early in 2006, the Company received a new expression of interest for the calcium feldspar product from another potential customer in the glass industry. A small test sample was evaluated by the customer and its chemical specifications were deemed acceptable. Subsequently, a long term price for the material was negotiated and the Company began to investigate alternatives for preparation and delivery of a large scale product sample for a full scale furnace trial at one of the customer’s plants in the United States. The process flowsheet is a relatively simple one involving dry grinding and magnetic removal of the very small amounts of contained ferro-magnesian minerals from the ore.

In late 2006, a suitable toll milling facility was identified and, after entering into a formal agreement with the customer, arrangements were made for extracting up to 1,000 tonnes of material for processing and delivery to the toll milling facility in early 2007. This work was completed over a nine month period from February to October 2007.

The bulk sample program was successful in delivering a 417 tonne product sample to the customer, a major North American glass manufacturer. The material was used in a furnace trial to evaluate its performance as an alternative raw material for certain fiberglass applications offering potential product quality, cost and environmental benefits including reduction of furnace greenhouse gas emissions. The tests confirmed that substituting anorthosite into the batch formula, whereby it partially or fully replaced the requirement for two other feedstock, reduced energy demand by at least 10% and significantly reduced greenhouse gas emissions. The principles upon which these results were achieved were basically three-fold: the new formulation lowered the melting point of the combined batch feeds, the anorthosite has less contained moisture content so that it doesn’t require energy to boil it off, and anorthosite does not contain any carbonates (as do some of the other batch feeds) thereby reducing the production of carbon dioxide (CO2) products.

Recent Work and Future Plans

The Company’s work on obtaining a quarry permit for the Warren Township Calcium Feldspar Project has included community consultation work in the Foleyet area and with First Nations in the Chapleau area. A MOU with the Chapleau Cree First Nation was finalized during 2009. The substance of the MOU was disclosed in a press release dated February 26, 2009.

In 2011, the Company received an expression of interest in the calcium feldspar product from an industrial minerals company. In August 2011 approximately 35 tonnes of material was packaged and shipped to the interested party. The results of the bulk sample evaluation were communicated to the Company in December 2011 and despite a favourable overall assessment of the market potential of the calcium feldspar product, the industrial minerals company elected not to proceed with a business proposal.

In March 2012, another prospective customer for the Warren Township anorthosite product was provided with costs to deliver this product to their plants. Their reaction was that the price was too high and they maintain their interest but require a lower delivered cost. Avalon is working to find alternatives to satisfy this potential customer.

Avalon Rare Metals Inc.	Page 60

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

In June 2012, Avalon received a permit under the Aggregate Resources Act (Ontario) to operate a quarry at Warren Township on 240 hectares of land. This permit is effective June 12, 2012. Subsequent to the end of the Quarter, the Company applied for a Mining Lease under the Mining Act (Ontario) covering the Warren Township claims to further secure its mineral tenure in anticipation of site development. On February 13, 2013, the Company received the mining lease for the 45 claim units in Warren Township. The lease runs for 21 years commencing January 1, 2013 and is renewable for a further terms.

The Company does not plan any further work on the project until it identifies renewed market interest in the calcium feldspar product.

4.3.6	Spor Mountain Rare Metals Project

In 2011, the Company launched a land acquisition program in the Spor Mountain area in Juab County, Utah. The Company now holds 57 contiguous claims covering 1,114 acres (453 hectares) and two School Leases with mineral rights covering 800 acres (324 hectares) for a total of 1,914 acres (777 hectares) in this area. The area is situated in the eastern part of the Basin and Range province, a physiographic region of the western United States characterized by widely spaced generally northerly-trending mountain ranges separated by broad valleys. It is an extensional tectonic regime that promoted episodic Tertiary era volcanism and plutonism that in turn generated various types of hydrothermal mineral deposits including gold base metals and rare metals. The area has seen historic production of fluorite, uranium, and beryllium and there continues to be production of beryllium from a mine operated by Materion Inc.

In Juab county, Paleozoic age carbonate sedimentary rocks (dolomites) are unconformably overlain by two successions of Eocene-aged felsic volcanic rocks (rhyolites). At Spor Mountain, the rhyolites have been altered by hydrothermal fluids related to an inferred underlying granitic intrusion and host the known beryllium, uranium and fluorite deposits. These rocks are also favourable for hosting deposits of tin, tantalum, lithium, indium, gallium, germanium and rare earth element deposits, which are the focus of Avalon’s exploration program.

In 2011, a field program was carried out by the Company’s geological consultants, consisting of mapping, prospecting, sampling and airborne geophysical surveys. The work program led to identification of several new and favourable areas for rare metal mineralization that required further work. Additional geological mapping and ground geophysical methods to detail targets were completed in early 2012 leading to a diamond drilling program. Four holes totalling 1,236 metres were completed at Spor Mountain between May 27 and July 20, 2012. The drill holes, though no significant mineralization was encountered, gave encouraging results in terms of the geological model for mineralization. Intense alteration, brecciation and faulting were intersected in all four holes.

4.3.7	Lilypad Lakes Tantalum-Cesium Project

Location, Access and Ownership

The Lilypad Lakes project consists of 14 claims, totalling 3,107.99 hectares, covering a field of tantalum and cesium mineralized pegmatites, and located 150 kilometres northeast of Pickle Lake, Ontario near the aboriginal community of Fort Hope (Eabametoong First Nation). The claims were staked by the Company between January 1999 and October 2000 and are 100% owned by the Company with no underlying royalties.

Avalon Rare Metals Inc.	Page 61

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The property is presently only readily accessible by air. A camp was established on Lilypad Lakes for the field programs and was serviced by float-equipped aircraft from Pickle Lake. In the winter, the property is accessible from Fort Hope by snowmobile and this community is accessible for a brief period in the winter by an ice road from Pickle Lake. Longer term, there have been proposals to build an all-weather road from Armstrong to Fort Hope to facilitate access for logging companies as well as access to the community. This road could potentially pass quite close to the Lilypad Lakes claims. Also, it is possible that road development will occur related to the mineral developments in the “Ring of Fire” area in northern Ontario and that this could be road development close to the Lilypad Lakes property.

Geological Setting

The Lilypad Lakes property is situated in the eastern part of the Uchi subprovince of the Superior Province of the Precambrian Canadian Shield. The boundary with the English River subprovince occurs several miles to the south. The dominant feature of the region is a sequence of felsic to mafic metavolcanics up to three kilometres thick intercalated with assorted and derived peraluminous metasediments and iron formation. This complex sequence has been tightly folded into a 13 kilometre wide east-west trending belt bounded by migmatized metasediments granite and paragneiss to the south, referred to as the Kawitos Batholith and by the granitic Cluff Lake Stock to the north. The peraluminous Kawitos Batholith is a possible progenitor to the rare metals pegmatite dykes and sills that intrude all lithologies on the Lilypad Lakes property.

The rare metal pegmatites cover a minimum area of 10 square kilometres across the property. Individual dykes range from several centimetres to tens of metres wide, and have been traced for up to 750 metres along strike. Most pegmatites trend in a westerly direction of 240° to 270°. A second, north-south trend is exhibited by the Rubellite and South Dykes, in addition to erratic orientations at the F and North anomalies. Diamond drilling indicates that the dykes are continuous to depth, with little change in morphology or mineralogy. All pegmatites exhibit high degrees of fractionation and are enriched in tantalum, cesium, rubidium, and lithium.

Pleistocene glacial drift covers much of the periphery of the property, including areas adjacent to known rare metal pegmatites.

Historical Work

The Lilypad Lakes area was previously explored for lithium in the 1950’s by Standard Lithium Corporation (“Standard”) and for tantalum in 1979 to 1981 by Tantalum Mining Corporation of Canada (“Tanco”). Only partial records of the work performed by these two companies are available in the government assessment files. Standard drilled at least 12 holes totalling 968 metres in two targets, but did not assay for tantalum or cesium. Tanco carried out detailed geological mapping and lithogeochemical sampling identifying ten tantalum targets. These were tested with at least 43 shallow holes totalling over 4,000 metres, of which 21 holes were drilled on just two of the targets. Assay data is only available from two holes that tested a target called the South Dyke and intersected tantalum values of 0.058% tantalum oxide (Ta2O5) across 9.8 metres and 0.038% Ta2O5 across 11.0 metres, respectively. Tanco did not assay for cesium, rubidium, or lithium.

Avalon Rare Metals Inc.	Page 62

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

An initial reconnaissance mapping and sampling program carried out by Avalon in 1999 confirmed the presence of economically-significant tantalum mineralization at several locations on the property and resulted in the discovery of cesium mineralization in association with the tantalum. The company carried out work programs in 2000 and 2001 that included geological mapping, prospecting, geophysics (magnetics and gravity), geochemistry, and channel sampling of all known pegmatite occurrences, magnetic and gravity geophysical surveys, preliminary metallurgical test work for tantalum as well as a further 2,786 metres of diamond drilling in 15 holes. The 2000 and 2001 work was carried out on the property by the Company as a joint venture funded by Global Canada (“Global Canada”) that was terminated following the 2001 program. These programs confirmed the potential for tantalum (and cesium) deposits on the property with the identification of 14 occurrences of tantalum mineralization (>0.02% tantalum oxide (Ta2O5)) on the property, hosted by a field of highly-evolved rare metal pegmatites extending over an area of at least 18 square kilometres. The drilling completed by Avalon and expenditures are summarized in the table below.

Year	Holes	Metres	Expenditures
2000	17	1,995	$350,000
2001	15	2,786	$850,000
TOTAL	32	4,781	$1,200,000

The principal targets of drilling were the Rubellite Dyke, the Pollucite Dyke and the South Dyke. Results of the drilling are summarized in the Drill Hole Data Table. The program of channel sampling of the surface showings resulted in the assays given in the Trench Channel Sample Table.

The most significant results to date have been obtained from the Rubellite Dyke, which has now been traced over a minimum strike length of 100 metres and to a vertical depth of 250 metres where it shows evidence of increasing thicknesses exceeding 40 metres and remains open to depth. The dyke is mineralized with tantalum from wall to wall with average grades ranging from 0.025% to 0.055% tantalum oxide (Ta2O5) (0.5 to 1.0 lb/tonne tantalum oxide). In addition, detailed mapping in the area resulted in the identification of two new parallel tantalum rich pegmatites within 100 metres of the Rubellite Dyke, which provide potential for additional near surface resources in this area. Channel sampling of the Rubellite Dyke revealed new zones of cesium enrichment averaging up to 1.287% cesium oxide (Cs2O) and 0.068% Ta2O5 over 5.8 metres and 1.385% cesium oxide and 0.048% Ta2O5 over 9.5 metres (see Trench Channel Sample Table below).

Avalon Rare Metals Inc.	Page 63

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

DRILL HOLE DATA TABLE
Zone	Hole	From	To	Width (m)	Ta2O5	Cs2O	Rb2O
Pollucite Dyke
	LPD-07	52.20	72.10	19.90	0.050	2.318	0.343
	LPD-08	105.40	135.40	30.00	0.036	1.702	0.361
	LPD-09	71.20	94.20	23.00	0.038	2.257	0.338
	LPD-10	168.05	181.35	13.30	0.023	2.154	0.327
	LPD-22	206.60	212.20	5.60	0.090	1.136	0.477
	LPD-22	252.55	273.40	20.85	0.040	2.892	0.298
	LPD-22	323.05	327.50	4.45	0.061	3.656	0.415
	LPD-22	344.00	345.70	1.70	0.031	6.205	N/S
	LPD-23	50.00	54.10	4.10	0.034	2.835	N/S
	LPD-24	75.80	83.60	7.80	0.032	2.110	N/S
	LPD-25	34.55	37.35	2.80	0.044	2.070	N/S
	LPD-26	56.77	59.80	3.03	0.042	1.711	N/S
Rubellite Dyke
	LRD-01	22.80	52.70	29.90	0.036	0.065	0.593
	LRD-02	38.50	72.70	34.20	0.036	0.069	0.560
	LRD-02	75.60	86.80	11.20	0.036	0.059	0.477
	LRD-03	N/S	N/S	N/S	N/S	N/S	N/S
	LRD-11	114.10	158.20	44.10	0.026	0.062	0.384
	LRD-13	29.20	50.00	20.80	0.048	0.029	0.271
	LRD-14	31.75	71.20	39.45	0.032	0.169	0.595
	LRD-15	36.30	53.20	16.90	0.029	0.153	0.535
	LRD-16	64.50	107.90	43.40	0.034	0.063	0.296
	LRD-17	114.30	115.95	1.65	0.045	0.593	0.709
	LRD-18	179.30	205.60	26.27	0.028	0.158	N/S
	LRD-18	270.35	272.61	2.26	0.055	0.074	N/S
	LRD-19	135.20	167.40	32.20	0.038	0.833	N/S
	LRD-20	163.60	177.90	14.30	0.840	0.006	N/S
	LRD-21	38.10	40.00	1.90	0.038	0.065	N/S
South Dyke
	SD-2	Un	Un	10.00	0.058	N/A	N/A
	SD-6	Un	Un	11.00	0.038	N/A	N/A
	LSD-04	51.00	61.70	10.70	0.076	0.109	0.585
	LSD-05	60.10	73.90	13.80	0.061	0.099	0.638
	LSD-12	135.80	145.80	10.00	0.041	0.123	0.585

N/S = No significant intercept

N/A = No analysis

SD = Drill holes completed by Tanco

Un = Unavailable

Avalon Rare Metals Inc.	Page 64

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

TRENCH CHANNEL SAMPLE TABLE
Zone	Width	Ta2O5	Cs2O
Rubellite dyke	5.80	0.068	1.287
Rubellite dyke	0.60	0.037	N/S
Rubellite dyke	1.10	0.080	N/S
Rubellite dyke	4.85	0.088	N/S
Rubellite dyke	1.55	0.041	N/S
Rubellite dyke	2.40	0.029	N/S
Rubellite dyke	7.50	0.037	N/S
Rubellite dyke	9.50	0.048	1.385
Rubellite dyke	2.20	0.034	N/S
Rubellite dyke	1.65	0.045	N/S
Rubellite dyke	1.50	0.048	N/S
Rubellite dyke	0.64	0.610	N/S
Weighted average	3.27	0.061	0.525
Pollucite dyke	10.00	0.040	2.299
Pollucite dyke	3.90	0.039	2.260
Pollucite dyke	1.90	0.046	2.665
Pollucite dyke	0.90	0.041	N/S
Pollucite dyke	1.00	0.070	N/S
Weighted average	3.54	0.042	2.083
South Dyke	1.20	0.120
South Dyke	4.00	0.108
Weighted average	2.60	0.111
C Anomaly	3.60	0.045
C Anomaly	3.60	0.054
C Anomaly	4.40	0.047
C Anomaly	1.42	0.035
C Anomaly	4.23	0.029
Weighted average	3.45	0.043

N/S = Not significant

Avalon Rare Metals Inc.	Page 65

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Other significant new exploration results were generated from the South Dyke and Pollucite Dyke areas. At the South Dyke, a new exposure of tantalum mineralization was discovered from which a channel sample assayed 0.108% tantalum oxide (Ta2O5) across a four metre width. The South Dyke is now recognized as one of a series of narrow, highly-fractionated pegmatites within a five kilometre long east-west corridor on the southern part of the property, all characterized by relatively high tantalum grades (>0.10% tantalum oxide (Ta2O5)) and high quality mineralization (100% microlite, averaging 79% tantalum oxide).

Drilling of the Pollucite Dyke extended this tantalum-cesium zone to depths of over 250 metres, and surface mapping traced its western extension for over 200 metres along strike, where it remains open. A weighted average by width gave grades from channel samples of 0.042% Ta2O5 and 2.083% Cs2O over 3.54 metres whilst drill results gave average, weighted by drilled width, grades of 0.041% Ta2O5 and 2.273% Cs2O over an average of 11.4 metres. True widths would be less.

New mineralized pegmatites were also discovered at several other localities on the Lilypad Lakes property, and the potential for discovery of a very large parental pegmatite in the subsurface remains high.

During the mapping program, a 235 kg “mini-bulk” sample was collected from the Rubellite Dyke for preliminary metallurgical test work. The head grade of this sample was determined to be 0.053% tantalum oxide (Ta2O5). Results from the test work are very encouraging as it was determined that a direct gravity concentration method would recover 60 to 65% of the tantalum in the ore into a concentrate grading over 30% tantalum oxide (Ta2O5), and that recoveries can be improved to over 80% by performing a flotation process on the tailings from the gravity circuit. Further test work to optimize the process was recommended. The Rubellite Dyke area is the top priority target for further exploration work on the Lilypad Lakes property.

Future Plans

A $1,100,000 follow-up program was recommended under the Global Canada joint venture that was not implemented due to Global Canada’s decision to withdraw from further participation in the project following the 2001 program. The project has been inactive since 2001 awaiting a recovery in tantalum prices or new demand for cesium minerals before considering further expenditures. The claims are in good standing until 2014 with sufficient assessment credits available to hold the claims beyond that date. The Company has no plans for the work on the project until access to the area is improved.

Avalon Rare Metals Inc.	Page 66

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

4.3.8.	Other Assets

Wolf Mountain Platinum-Palladium Property Royalty

The Wolf Mountain platinum-palladium project is located approximately 90 kilometres northeast of Thunder Bay, Ontario and covers two Proterozoic aged layered ultramafic intrusions favourable for the occurrence of platinum-palladium plus copper-nickel deposits. The Wolf Mountain project consists of two properties: the Seagull property and the Disraeli Lake property, covering a total combined area of 12,383.38 hectares.

In November 2003, Avalon elected to sell its 40% working interest in the project to joint venture partners Eastwest Resource Company and Canadian Golden Dragon Resources Ltd. for $20,000 and a 0.4% NSR interest in the two properties. The joint venture can purchase this NSR interest from the Company at any time for $1,000,000.

East Cedartree Gold Property Royalty

The Company holds a 2% NSR interest in five claims, comprising part of the East Cedartree gold property located 70 kilometres southeast of Kenora, Ontario. The title holder to the claims, Metalore Resources Ltd. (“Metalore”), can re-purchase a 1% NSR from the Company at any time for $1,000,000. Avalon sold its title to the claims to Metalore in 2002 for $50,000 and 10,000 shares of Metalore.

Metalore has carried out several diamond drilling programs since the fall of 2002 to follow up on encouraging results from previous drilling by Avalon in 1998.

4.4.	Employees

The Company employed 21 full-time employees as of August 31, 2013 and continued to employ 21 full-time employees as of November 28, 2013.

4.5.	Safety and Environmental Policy

Avalon is committed to being an environmentally and socially responsible corporate citizen in how it conducts its exploration and development activities. In particular, in the conduct of these activities, Avalon applies the Principles and Performance Guidelines for Responsible Mineral Exploration that has been established by the PDAC for its members and which can be viewed at http://www.pdac.ca/pdac/advocacy/csr/pdac-principles-guidelines-draft.pdf. In addition, Avalon has become an associate member of MAC, with a view to gradual implementation of the TSM principles.

In 2010, Avalon was awarded the 2010 Environmental and Social Responsibility Award by the PDAC in recognition of the Company's community engagement efforts during the exploration of its Nechalacho Deposit. The PDAC Environmental and Social Responsibility Award honours individuals or organizations demonstrating outstanding initiative, leadership and accomplishment in protecting and preserving the natural environment and/or in establishing good community relations during an exploration program or operation of a mine. Avalon received the award for being a leader in promoting responsible exploration practices, emphasizing early engagement and open communication with communities around Thor Lake. The Company has encouraged skills training and employment opportunities for aboriginal people and has offered joint business opportunities including environmental remediation work related to historical exploration activities. Committed to the principles of environmental and social responsibility, Avalon was the first junior exploration company to formally adopt PDAC's e3 Plus principles and guidelines as policy of the Company.

Avalon Rare Metals Inc.	Page 67

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The following Safety and Environmental Policy was approved by the Company’s Board of Directors on July 18, 2006:

Safety and Environmental Policy

Avalon Rare Metals Inc. recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development. The Company will maintain high environmental standards limited only by technical and economic feasibility. The Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, decommissioning, and reclamation.

The purpose of Avalon Rare Metals Inc.’s Safety and Environmental Policy is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments.

Implementation

Avalon’s Safety and Environmental Policy provides that the Company will:

•	Obey the law and conduct all business in an ethical manner.

•	Evaluate, plan, construct, and operate all projects and facilities to reduce adverse environmental impacts and to meet or exceed applicable environmental laws, regulations, and standards. In the absence of applicable regulations, the Company will apply cost effective best management practices to protect the environment. Require managers of all projects and operations to adhere to the Company’s Environmental Policy and to identify, evaluate, and minimize risks to the environment.

•	Continuously review environmental achievements and technology to seek and implement methods for further improvement.

•	Require all operations to have site specific emergency response plans which meet or exceed all applicable regulations.

•	Conduct regular environmental, health and safety preparedness and emergency response plans to verify compliance with the Company’s policy and applicable regulations. Identify revisions or improvements to current practices in order to minimize environmental impacts. Report findings regularly to the Board of Directors.

•	Educate employees in environmental matters and responsibilities relating to performance of their assigned tasks.

•	Foster communication with shareholders, the public, employees, indigenous people and government to enhance understanding of environmental issues affecting the Company’s activities.

Avalon Rare Metals Inc.	Page 68

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

•	Work pro-actively with government and the public to define environmental priorities. Participate in the development of responsible laws for the protection of the environment.

•	Allocate sufficient resources to meet the Company’s environmental goals. Annually assess the projected costs of decommissioning and reclamation of appropriate amount to ensure that there will be sufficient cash reserves to pay for these costs upon closure.”

Environmental protection measures which meet or exceed the applicable legal standards and the above policy have been incorporated into the design of the Nechalacho Project. The estimates and forecasts of capital expenditure requirements to construct the Nechalacho Project therefore include all planned environmental protection measures.

4.6.	Corporate Social Responsibility (“CSR”)

In 2008, the Company adopted the Principles and Guidelines for Responsible Exploration being developed by the PDAC as policy of the Company. In addition, the Company follows the Guidelines established by PDAC for environmental best practice under its e3 plus program (Environmental Excellence in Exploration). Specifically, the Company has committed to the following as core principles of its exploration and development programs:

•	Open, honest and regular dialogue with local communities
•	Minimizing impacts on the land
•	Sustainability beginning at the earliest stages of exploration and extending through mine closure
•	The environment and workplace health and safety
•	Hiring local people and promoting training programs
•	Partnerships to provide lasting benefits

The Company has been reporting on its performance against these principles as part of its continuous disclosure practice, beginning with the disclosure on the Nechalacho Project in the Company’s Management Discussion and Analysis for the financial year ended August 31, 2008 and the Company has and will continue to enhance its public disclosure on its sustainability practice on the Company’s website. In January 2011, the Company produced and circulated its Corporate Social Responsibility “Roadmap” document as a first step toward producing a comprehensive Sustainability Report. On April 16, 2012, the Company released its CSR report entitled “Journey to a Sustainable Future”.

To achieve a high level of performance with respect to these CSR principles, in 2008 the Company formed a Sustainability Advisory Committee (the “SAC”) to report to the Board of Directors on all matters relating to CSR. The SAC presently has three members with relevant experience in these areas and was initially chaired by Dr. William Mercer, P.Geo., Avalon’s Vice President, Exploration. Through PDAC, Dr. Mercer is a well-known advocate for best practice in the mineral exploration industry, where he sits on the PDAC’s CSR and e3 plus committees and is the Chair of the Health and Safety committee. The SAC members are:

Chief Glenn Nolan. Chief Nolan of the Missanabie Cree First Nation in Northern Ontario, who in addition to his duties as a community leader, serves as President of PDAC and co-chairs its Aboriginal Affairs committee. Chief Nolan is also the President of Learning Together, a not-for-profit organization committed to educating northern aboriginal communities on the economic opportunities presented by the mineral industry.

Avalon Rare Metals Inc.	Page 69

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Jean Cinq-Mars. Mr. Cinq-Mars is a wildlife biologist with a Masters degree in Public Administration and past experience with the Canadian Wildlife Service and Wildlife Habitat Canada. He also served as Head of the Pollution Prevention and Control Division of the Organisation for Economic Co-operation and Development and Director (Pollution Control) at Environment Canada.

Denis Kemp. Mr. Kemp is a minerals engineer with over 40 years of experience in the mining and metallurgical industry, including service as Director, Environmental Development for Falconbridge Ltd. where he was responsible for development and implementation of Sustainable Development policies consistent with Falconbridge’s Code of Ethics.

Mark Wiseman. In November 2011, the Company hired its first Vice President, Sustainability, Mark Wiseman, who has over 30 years of experience in similar roles with Xstrata plc (formerly Noranda Inc. and Falconbridge Limited). Mr. Wiseman is responsible for all of the Company’s health, safety, environmental and community engagement programs and took over Bill Mercer’s role on the SAC shortly after joining Avalon.

Phil Fontaine. The SAC is now chaired by Phil Fontaine, a director of the Company. The SAC met five times in fiscal 2013 to review and comment on the Company’s CSR practice.

4.7.	Risk Factors

An investment in securities of Avalon is highly speculative and involves significant risks. Exploration activities are based on professional judgments and statistically-based tests and calculations, and often yield few rewarding results. Mineral properties are often non-productive for reasons that cannot be anticipated in advance and operations may be subject to risks including labour disputes, environmental hazards, safety issues, geological issues, weather conditions and changing regulatory requirements as examples. Avalon is subject to competitive risk as its ability to finance its activities and generate profitable operations or proceeds from disposal of assets are subject to world prices for rare metals, REE and other rare minerals and the economic forces that influence capital markets. Any one of the following risk factors could materially affect Avalon’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward looking statements relating to Avalon. Additional risks and uncertainties not currently identified or that Avalon currently believes not to be material also may materially and adversely affect Avalon’s business, financial condition, operations or prospects.

No Operating Revenues and History of Losses

The Company has had no operating revenues and a history of losses, and no operating revenues are anticipated until one of the Company’s projects comes into production, which may or may not occur. The Company will continue to experience losses unless and until it can successfully develop and begin profitable commercial production at one of its mining properties. There can be no assurance that the Company will be able to do so.

Avalon Rare Metals Inc.	Page 70

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

No History of Operations

Avalon is an exploration and development company and has no history of mining or refining mineral products from its properties. As such, any future revenues and profits are uncertain. There can be no assurance that the Nechalacho Project or any other project will be successfully placed into production, produce minerals in commercial quantities or otherwise generate operating earnings. Advancing projects from the exploration stage into development and commercial production requires significant capital and time and will be subject to further technical studies, permitting requirements and construction of mines, processing plants, roads and related works and infrastructure. The Company will continue to incur losses until mining-related operations successfully reach commercial production levels and generate sufficient revenue to fund continuing operations. There is no certainty that the Company will generate revenue from any source, operate profitably or provide a return on investment in the future.

Development of the Nechalacho Project

The successful development of the Nechalacho Project involves numerous uncertainties. Mine development projects typically require long time frames and significant expenditures before production is possible. Bringing the Nechalacho Project into successful operation is dependent on many factors such as:

•	the availability of funds to finance construction and other capital expenditures and to provide working capital;
•	the timing and availability of permits and other approvals to proceed with construction and to operate the mine and processing facilities;
•	the completion of negotiations with First Nations and other Aboriginal groups and stakeholders affected by the project;
•	the completion of acquisition of a property or properties for the processing facilities and the availability of infrastructure necessary for construction and operation;
•	the negotiation of sales or off-take contracts for the planned production from the project; and
•	the completion of negotiations with strategic partners for the provision of additional investment and/or the provision of technical assistance or services.

Other unanticipated problems and delays may arise in the development of the Nechalacho Project and, accordingly, the Company may not be successful in establishing mining and processing operations.

Need for Additional Financing

The Company does not have sufficient funds to complete permitting, development and construction of the Nechalacho Project, or to complete exploration or feasibility studies on any of its other properties. The Company believes its existing financial resources will be adequate to fund general and administrative expenses and planned exploration and development expenses through March 2014, but unanticipated expenses or other developments could cause its existing resources to be depleted prior to that time. Accordingly, the Company will need to raise additional financing, which may be sought through sales of equity or debt securities, asset sales, joint ventures, project financing or other arrangements. The recent climate for financing in the mining industry in general and for rare earth minerals projects in particular has been difficult, and there can be no assurance that the Company will be able to complete necessary financings on a timely basis or at all. Failure to complete adequate financing on a timely basis could result in delay or indefinite postponement of the development of the Nechalacho Project, and could require the Company to reduce general and administrative expenses or impair the Company’s ability to continue as a going concern. Future financings may result in significant dilution to existing shareholders.

Avalon Rare Metals Inc.	Page 71

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The Company May Fail to Identify Joint Venture Partners or May Fail to Successfully Manage Joint Ventures

As part of the Company's development strategy, the Company is considering a number of alternatives to access development capital for its mineral properties, including joint ventures with strategic partners. However, there can be no assurance that the Company will be able to identify joint venture candidates or that it will succeed at effectively managing the operation of any joint venture. Unprofitable joint ventures may adversely affect the price of the Company’s common shares and negatively affect the Company's results of operations.

Need for Off-Take Agreements

The Company intends to pursue entering into off-take agreements with industrial consumers of the minerals it intends to produce in order to have assurance of future sales of its products. It is likely that it will be necessary to have some of the off-take agreements in place in order to secure project financing for the Nechalacho Project in order to demonstrate the economic viability of the project to lenders. Failure to secure and enter into favourable off-take agreements with customers could have a material adverse effect on, and could result in delay or suspension of the development of, the Nechalacho Project.

The Ore Type at the Nechalacho Project is Unique

The ore type at the Nechalacho Project is unique and one for which known metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench and pilot scale will not perform at commercial scale as expected. The failure of such metallurgical process, when applied to the ore at the Nechalacho Project, could materially and adversely affect the Company’s expected development and production schedule.

Title to Assets, Aboriginal Title Claims and Aboriginal Rights

The Company’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims. Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Company’s properties, which, if successful, could impair the Company’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Company’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Company’s title to its properties could have a material adverse effect on the Company’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Company’s profitability.

Avalon Rare Metals Inc.	Page 72

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The Company will need to enter into agreements with applicable Aboriginal groups to complete the development of the Nechalacho Project. The Company has entered into an accommodation agreement with the DKFN which provides for business and employment opportunities for the DKFN and contains measures to mitigate the environmental and cultural impacts of the project. The Company is seeking to enter into similar agreements with the LKDFN and YKDFN, but there is no assurance that these agreements will be completed in a timely manner or at all. Even after the accommodation agreements are entered into, the continuing co-operation of the First Nations will be required to implement the terms of the agreements and proceed with the Nechalacho Project. Any failure of co-operation by these or any other potentially impacted Aboriginal groups could result in delay of work on the Nechalacho Project.

Acquisition of Properties

As parts of the Nechalacho Project, the Company currently plans for a hydrometallurgical plant to be located at Pine Point, 85 kilometers east of Hay River, Northwest Territories and a rare earth refinery to be located in Geismar, Louisiana. The Company has applied to the relevant government departments for surface leases on the Pine Point location, but such surface leases have not yet been granted, and the application for a surface lease on the portion of the Pine Point location intended for use as a tailings management facility has been returned by the government department in charge of that property. Any grants and surface leases, if granted, may be subject to the rights of holders of exploration claims or other subsurface rights, which may be inconsistent with the use of the property for the hydrometallurgical plant. In addition, economic factors such as power cost and infrastructure factors such as the adequacy of road and/or rail access may cause the Company not to proceed with acquiring the Pine Point surface leases.

As the Company’s initial purchase option on the land parcel in Geismar, Louisiana expires on December 1, 2013, Avalon has entered into a new purchase option with a different property owner on a different land parcel and does not intend to exercise the initial purchase option. The land parcel which is the subject of the new option is also located in Geismar, Louisiana and is adjacent to the land parcel which was the subject of the initial purchase option. The new option expires on June 15, 2014, but can be extended at Avalon’s option to December 15, 2014 upon the payment of US$75,000.

If the properties in Pine Point or Geismar are not acquired, the Company will need to identify and acquire another suitable site or sites for its hydrometallurgical plant and rare earth refinery, which may significantly delay the development of the Nechalacho Project as a whole.

Capital Cost, Operating Cost and Production Estimates

The Company’s expected production schedules, capital costs, engineering and construction estimates and operating costs which are included in this AIF are contained in the FS and described in our material change report dated April 29, 2013 and our management’s discussion and analysis of results of operations and financial condition for the fiscal year ended August 31, 2013. The FS relies upon estimates based on assessments of current and future market conditions and available technical information concerning the Nechalacho Project. Accordingly, the results indicated by the FS are projections only and are inherently uncertain. In particular, actual capital costs may significantly exceed those estimated by the FS, and engineering and construction estimates and schedules set forth in the FS may prove materially inaccurate.

Anticipated operating costs and production schedules set forth in the FS are based upon a variety of factors, including:

Avalon Rare Metals Inc.	Page 73

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•	anticipated recovery rates of REE and other minerals from the ore;
•	cash operating costs of comparable facilities, supplies/consumables and equipment;
•	anticipated climatic conditions; and
•	forecasts for foreign exchange markets, and discount rates.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company in the future may differ significantly from those anticipated by the Company’s current estimates, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. The Company’s actual costs and production may vary from estimates for a variety of reasons, including: lack of availability of raw material or equipment; unexpected construction or operating problems; metallurgical performance; unanticipated geologic features; short-term operating factors; delays in delivery of consumables; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labour shortages or strikes. Costs may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost and consumption rate of commodities, general inflationary pressures and currency exchange rates. Many of these factors are beyond the Company’s control. Failure to achieve estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, business, results of operations and financial condition.

Furthermore, delays in the construction and commissioning of mining projects or other technical difficulties may result in even further capital expenditures being required. Any delay in the development of a project or cost overruns or operational difficulties once the project is developed may have a material adverse effect on the Company’s ability to finance or complete construction of the Nechalacho Project and on the Company’s business, results of operations and financial condition.

Demand and Prices for Rare Earth Products

The Company’s revenues, if any, from the Nechalacho Project and any of its other projects, are expected to be derived in large part from the mining and sale of rare metals and minerals. Demand for and the prices of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control, including international economic and political conditions (such as the outcome of the complaints filed with the World Trade Organization in 2012 by the United States, the European Union and Japan against China’s REE export restrictions), expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of rare metal, REE and other rare mineral substitutes; rare metal, REE and other rare mineral and other stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of REE and therefore the Company’s ability to finance the construction of the Nechalacho Project and economic viability of the Company’s operations cannot be accurately predicted.

Avalon Rare Metals Inc.	Page 74

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

REE prices declined significantly between 2008 and late 2009 during the global economic crisis. Prices increased significantly during 2010 and most of 2011, and experienced a significant drop in 2012, due in part to a reported reduction in speculative buying of REE products as concerns about continuing price escalation abated. Demand for REE products may be impacted by demand for products incorporating rare earths, including hybrid and electric vehicles, wind power equipment and other clean technology products, as well as demand in the general automotive and electronic industries. Lack of growth in these markets may adversely affect the demand for REE products, which would have a material adverse effect on the Nechalacho Project and the Company’s business. In contrast, extended periods of high commodity prices may create economic dislocations that may be destabilizing to rare earth minerals supply and demand. Strong REE prices, as well as real or perceived disruptions in the supply of REE, also create economic incentives to identify or create alternate technologies that ultimately could depress future long-term demand for REE products, and at the same time may incentivize development of additional mining properties to produce REE. For example, automobile manufacturers have previously announced plans to develop motors for electric and hybrid cars that do not require REE products due to concerns about the available supply of rare earths. If the automobile industry or other industries reduce their reliance on rare earth products, the resulting change in demand could have a material adverse effect on the Company’s business. In particular, if prices or demand for rare earths were to decline, this could impair the Company’s ability to obtain financing for the Nechalacho Project and its ability to find purchasers for its products at prices acceptable to the Company.

Competitors’ Actions

An increase in the global supply of rare metal and REE products, dumping and predatory pricing by our competitors may materially adversely affect our ability to raise capital and construct and profitably operate the Nechalacho Project. The pricing and demand for rare metal and REE products is affected by a number of factors beyond the Company’s control, including growth of economic development and the global supply and demand for rare metal and REE products. Currently China provides approximately 80-85% of the world’s supply of REE. It has in recent years reduced its export quotas and imposed heavier taxes on the production/or export of REE. These steps resulted in significant increases in the prices of rare earth elements and minerals during 2011, with a peak reached in August 2011 for most elements. These high rare earth prices caused demand to contract and prices to fall during 2012 and early 2013. Higher rare earth prices have caused a number of companies to engage in exploration and development of REE projects which, if brought to production, would, in the long term, increase the supply of REE and lead to downward pressure on prices. Further, the prospect of the Nechalacho Project and other development projects achieving production may lead our competitors to engage in predatory pricing behaviour or manipulation of the available supply of REE. Any increase in the amount of rare earth products exported from China or from mines outside China and increased competition may result in price reductions, reduced margins and loss of potential sales, any of which could materially adversely affect the profitability of the Nechalacho Project. As a result of these factors, the Company may not be able to compete effectively against future competitors.

Market Development

The success of the Nechalacho Project will depend, in part, on the establishment of new markets by the Company or third parties for certain rare earth products that may be in low demand, the creation of new markets and the successful commercialization of REE products in existing and emerging markets. Any unexpected costs or delays in the commercialization of any of the foregoing products and applications could have a material adverse effect on our ability to finance construction of and successfully operate the Nechalacho Project.

Avalon Rare Metals Inc.	Page 75

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Shortages

The Company will be dependent on various supplies, equipment, parts and labour and the services of contractors to carry out construction of the Nechalacho Project and to carry out its other exploration and development projects. The availability and cost of such supplies, equipment, parts or labour or the services of contractors could have a material adverse effect on the Company’s ability to successfully construct and operate the Nechalacho Project and carry out its other exploration and development activities.

Reliability of Mineral Resource and Mineral Reserve Estimates and Production Risks

Mineral resource and mineral reserve estimates are based upon estimates made by Company personnel and independent geologists. These estimates are inherently subject to uncertainty and are based on geological interpretations and inferences drawn from drilling results and sampling analyses and may require revisions based on further exploration or development work. There is no certainty that any of the mineral resources or mineral reserves identified on the Nechalacho Project will be realized, that any anticipated level of recovery of minerals will in fact be realized, or that an identified mineral reserve or mineral resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. Drilling results evaluations are ongoing, but until a deposit is actually mined and processed, the quantity of mineral resources and mineral reserves and grades must be considered as estimates only.

In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. The quantity and resulting valuation of mineral reserves and mineral resources may also vary depending on, among other things, metal prices (which may render mineral reserves and mineral resources uneconomic), cut-off grades applied and estimates of future operating costs (which may be inaccurate). Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in quantity of mineral resources, mineral reserves, grade, or stripping ratio may also affect the economic viability of any project undertaken by the Company. In addition, there can be no assurance that metal recoveries in small scale, and/or pilot laboratory tests will be duplicated in a larger scale test under on-site conditions or during production.

The Company’s estimated mineral resources and mineral reserves should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Readers should be cautioned not to place undue reliance on these estimates. The Company cannot be certain that its mineral resource and mineral reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;
•	increases in the capital or operating costs of the mine;
•	changes in the life-of-mine plan;
•	the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered; or

Avalon Rare Metals Inc.	Page 76

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

•	metallurgical performance could differ from forecast.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Company.

Permits and Licenses

The construction and operation of the Nechalacho Project and the other exploration and development operations of the Company require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, mining and processing operations at its projects. If the Company proceeds to production on the Nechalacho Project or any other project, licenses and permits may contain specific operating conditions and there can be no assurance that these conditions will not result in material increases in capital or operating costs or reductions in anticipated production, or that the Company will be able to comply with any such conditions. Costs related to applying for and obtaining permits and licenses or complying with the requirements they impose may be prohibitive and could delay planned exploration, development, construction or operation activities. Failure to comply with applicable laws, regulations and permitting requirements or with the conditions contained in licenses or permits may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration, development, mining or processing operations may be required to compensate those suffering loss or damage by reason of the those activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on our operations and cause increases in capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Environmental Factors

All phases of the Company’s exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws and the regulations adopted thereunder address emissions into the air, discharges into water, management of waste, management of hazardous substances, the transportation of hazardous and/or radioactive substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation and regulation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or result in substantial costs and liabilities to the Company in the future. Furthermore, environmental hazards which are unknown to the Company at present and which have been caused by previous or existing owners or operators may exist on the Company’s properties.

Avalon Rare Metals Inc.	Page 77

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Uninsured Risks

In the course of exploration and development of, and production from, mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

Dependence on Key Employees

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Nechalacho Project and other projects, as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

Exploration and Development

Mineral exploration and development is highly speculative, and certain inherent exploration risks could have a negative effect on the Company. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore;
•	conduct environmental, social, economic and technical studies; and
•	construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Avalon Rare Metals Inc.	Page 78

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Competition

The mineral exploration and development industry is intensely competitive. Significant competition exists for the marketing of the minerals that the Company intends to produce as well as the acquisition of mineral concessions, claims, leases and other mineral interests. The Company may be at a competitive disadvantage in arranging for the sale of products intended to be produced at the Nechalacho Project or other properties, or in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Regulations and Mining Law, Governmental Regulation

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management, transportation and use of toxic, hazardous and/or radioactive substances and explosives;
•	management of tailings and other wastes generated by the Company’s operations;
•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation;
•	regulations concerning business dealings with native groups;
•	labour standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or changes to or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

Avalon Rare Metals Inc.	Page 79

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Operating Hazards and Risks

Mineral exploration, the development and construction and operation of mines and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Company is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Company has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Changes in Critical Accounting Estimates Could Adversely Affect Financial Results

Avalon’s most significant accounting estimates relate to the carrying value of the Company’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Company’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Another significant estimate relates to accounting for stock based compensation. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Risks Associated with Conflicts of Interest

Certain of the Company’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the Company’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the CBCA and other applicable laws.

Avalon Rare Metals Inc.	Page 80

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

PFIC Status

U.S. investors in the Company’s common shares and warrants should be aware that the Company believes it was classified as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a “PFIC”) during its tax year ended August 31, 2013, and based on current business plans and financial expectations, the Company believes that it may be a PFIC for the current and future taxable years. If the Company is a PFIC for any taxable year during which a United States person holds its common shares or warrants it would likely result in materially adverse United States federal income tax consequences for such United States person. The potential consequences include, but are not limited to, recharacterization of gain from the sale of the common shares, warrants, and those common shares received upon exercise of warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares or common shares received upon exercise of warrants. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC. One of these elections is the “qualified electing fund election,” defined and discussed under the heading “Certain U.S. Federal Income Tax Considerations” of the Company’s base shelf prospectus dated September 10, 2013. On written request, the Company will provide to U.S. investors timely and accurate information as to its status as a PFIC and, for each year in which it is a PFIC, will use commercially reasonable efforts to provide to U.S. investors all information and documentation necessary for such investor to make a qualified electing fund election for US tax purposes. Except as otherwise provided in Company’s base shelf prospectus dated September 10, 2013, United States persons that hold warrants are not eligible to make the mitigating elections with respect to such warrants and common shares received upon exercise of warrants. The PFIC rules are extremely complex and a U.S. investor purchasing common shares or warrants of the Company is encouraged to consult a tax advisor regarding the PFIC rules and the United States federal income tax consequences of the acquisition, ownership, and disposition of the common shares, warrants and common shares received upon exercise of warrants.

Foreign Currency Risk

It is expected that a significant portion of the Company’s revenue from the sale of its products from the Nechalacho Project will likely be priced in U.S. dollars, whereas most of its operating costs will likely be incurred in Canadian dollars and other international currencies. In addition, a significant portion of the capital costs for the construction of the mining plant at the Nechalacho Project will also likely be priced in U.S. dollars. The fluctuation in the exchange rate between the U.S. dollar and the Canadian dollar and other international currencies may have a significant impact on the future profitability of the Company and it may also significantly increase or decrease the capital costs for the Nechalacho Project.

Avalon Rare Metals Inc.	Page 81

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuation in price will not occur.

Further Equity Financing

The Company will require additional funds, in addition to those funds which have been raised and may be raised in the future under the Program and the Purchase Agreement, to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Company raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Company’s shareholders. Future sales of common shares or warrants of the Company in public or private markets could adversely affect the trading price of the Company’s common shares and its ability to continue to raise funds by new offerings of common shares or warrants.

No Dividends

The Company has not paid any dividends on its common shares. Any decision to pay dividends on its common shares in the future will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company and other factors which the Company’s Board of Directors may consider appropriate in the circumstances.

Use of Proceeds

The management of the Company will have certain discretion over the use of proceeds of any offering of securities as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of securities. Management may use the net proceeds of any offering of securities in ways that an investor may not consider optimal. The results and effectiveness of the application of the net proceeds of any offering of securities are uncertain.

Limitation on Enforcement

The Company is a Canadian corporation and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws. Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

Avalon Rare Metals Inc.	Page 82

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

There is no existing trading market for warrants to purchase the common shares of the Company or units comprised of common shares and warrants. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that you will be able to sell any of those securities at a particular time (if at all). The Company may not list any of its warrants or any units on any Canadian or U.S. securities exchange, and the common shares may be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;
•	changes in the Company’s financial performance or prospects;
•	changes or perceived changes in the Company’s creditworthiness;
•	the prospects for companies in the Company’s industry generally;
•	the number of holders of those securities;
•	the interest of securities dealers in making a market for those securities; and
•	prevailing interest rates.

5.	Dividends

To date, the Company has not paid any dividends on its common shares and anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s Board of Directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

6.	Description of Capital Structure

Avalon’s authorized share structure consists of an unlimited number of common shares, of which 103,796,986 common shares were outstanding as at August 31, 2013 and 25,000,000 preferred shares, none of which were outstanding as at August 31, 2013. As of the date of this AIF, Avalon had 109,881,943 common shares issued and outstanding and no preferred shares issued and outstanding.

Holders of common shares the Company are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share of the Company at all such meetings. Holders of common shares of the Company do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares of the Company entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board of Directors of the Company at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares of the Company with respect to dividends or liquidation. The common shares of the Company do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Avalon Rare Metals Inc.	Page 83

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

7.	Market for Securities

7.1	Trading Price and Volume

7.1.1	Common Shares

Avalon’s common shares became listed and posted for trading on the TSX on February 28, 2008 under the trading symbol “AVL”, prior to which they were listed on the TSX Venture Exchange under the same trading symbol. Effective December 22, 2010, the Company’s common shares were listed on the NYSE MKT LLC in the United States also under the trading symbol AVL. The Company’s common shares are also traded on the Frankfurt Stock Exchange in Germany under the symbol OU5.

The following table sets out the range of the market price and trading volumes of the common shares on the TSX for the periods indicated:

Period	High	Low	Volume
2013
November (1)	$0.90	$0.63	1,451,049
October	$1.04	$0.85	1,755,192
September	$1.09	$0.77	3,628,527
August	$0.99	$0.80	1,629,826
July	$0.94	$0.55	2,479,807
June	$0.90	$0.52	3,309,883
May	$1.22	$0.88	5,682,270
April	$1.13	$0.93	2,288,875
March	$1.23	$1.07	1,856,154
February	$1.34	$1.02	2,568,142
January	$1.61	$1.21	4,634,271
2012
December	$1.49	$1.22	3,338,968
November	$1.73	$1.21	3,623,456
October	$2.03	$1.59	2,693,209
September	$2.40	$1.72	4,675,976
Note: (1) November 1, 2013 through November 27, 2013.

Avalon Rare Metals Inc.	Page 84

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The following table sets out the range of the market price and trading volumes of the common shares on the NYSE MKT LLC for the periods indicated:

Period	High (US$)	Low (US$)	Volume
2013
November (1)	$0.85	$0.60	4,702,578
October	$1.02	$0.81	7,153,935
September	$1.07	$0.72	12,112,561
August	$0.97	$0.74	8,020,072
July	$0.90	$0.53	8,182,333
June	$0.88	$0.50	6,436,146
May	$1.21	$0.88	14,002,160
April	$1.10	$0.90	5,894,909
March	$1.20	$1.03	5,003,011
February	$1.34	$1.01	6,253,108
January	$1.64	$1.21	9,141,413
2012
December	$1.51	$1.25	6,806,982
November	$1.71	$1.20	5,775,630
October	$2.07	$1.59	4,433,283
September	$2.47	$1.73	8,981,057

Note:

(1)        November 1, 2013 through November 27, 2013.

7.1.2	Warrants

The Company’s warrants that were issued pursuant to the 2010 Prospectus Offering commenced trading on the TSX on September 30, 2010 and expired on September 30, 2011.

As at August 31, 2013, the Company has issued to the DKFN 10,000 warrants with an exercise price of $1.48 per share with an expiry date of August 9, 2017 and 10,000 warrants with an exercise price of $0.75 per share with an expiry date of July 31, 2018 (the “DKFN Warrants”).

7.2	Prior Sales

The only securities that the Company has outstanding that are not listed or quoted on a marketplace at the date of this AIF are stock options granted under the Company’s stock option plan (the “Plan”) which total 8,170,250 and the DKFN Warrants. Set forth in the following tables is information with respect to the stock options, warrants and brokers’ compensation warrants issued during the most recently completed financial year.

The Plan provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company. The number of un-optioned shares available for the granting of options under the Plan as September 1, 2012 and August 31, 2013 were 1,551,948 and 1,794,448 respectively.

Avalon Rare Metals Inc.	Page 85

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

There has been no change to the exercise price of any outstanding options during the fiscal year ended August 31, 2013.

Stock Options

The following table sets out the stock options granted during the fiscal year ended August 31, 2013.

Date of Grant	Date of Expiry	Number of Options Granted	Exercise Price of Options Granted
September 1, 2012	August 31, 2017	760,000	$1.75
September 1, 2012	August 31, 2014	50,000	$1.75
November 28, 2012	November 27, 2017	175,000	$1.44
December 1, 2012	November 30, 2017	60,000	$1.36
January 1, 2013	December 31, 2017	40,000	$1.39
January 18, 2013	January 18, 2015	100,000	$1.32
March 1, 2013	February 28, 2018	220,000	$1.19
April 19, 2013	April 19, 2018	50,000	$1.01
April 29, 2013	April 29, 2018	100,000	$0.99
April 29, 2013	April 29, 2015	75,000	$0.99
May 1, 2013	April 30, 2018	50,000	$1.07
June 1, 2013	May 31, 2018	360,000	$0.88
June 28, 2013	August 6, 2018	50,000	$0.55
July 10, 2013	July 9, 2015	150,000	$0.74

Warrants

Date of Issuance	Date of Expiry	Number of Warrants Issued	Exercise Price of Warrants Issued
August 9, 2012 (1)	August 9, 2017	10,000	$1.48
July 31, 2013 (1)	July 31, 2018	10,000	$0.75

Note:

(1)	Issued pursuant to the Accommodation Agreement with the Deninu K’ue First Nation.

8.	Escrowed Securities and Securities Subject to Contractual Restrictions on Transfer

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
Designation of Class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of Class
Common Shares	6,000[1]	0.005%

1. Legal counsel to Avalon are holding in escrow the share certificate representing 6,000 common shares of the Company issued to Deninu K’ue First Nation. The 6,000 common shares will be released from escrow on the date both the water licence and land use permit for the Nechalacho Project are issued by the Mackenzie Valley Land and Water Board.

Avalon Rare Metals Inc.	Page 86

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

9.	Directors and Officers

9.1.	Name, Occupation and Security Holding

The name, province or state and country of residence of each executive officer and director of Avalon, including his or her positions with Avalon, committee memberships and principal occupation for the past five years, the period during which each has served as a director of Avalon (as applicable), as of the date of this AIF are as follows:

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *

Donald S. Bubar Ontario, Canada	Director, President and Chief Executive Officer	President and CEO of the Company	February 17, 1995	1,425,000

Alan Ferry (1) (2) Ontario, Canada	Director	Self-employed Businessperson since July 2007.	February 24, 2000	175,000

Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada, from 1997 to 2009, the National Chief of the Assembly of First Nations.	September 8, 2009	10,000

Avalon Rare Metals Inc.	Page 87

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *

Brian D. MacEachen (1) Nova Scotia, Canada	Director and Chairman	Executive Consultant since July 2012; prior thereto, Executive Vice President of Brigus Gold Corp. (formerly Linear Gold Corp., a mining exploration company) since October 2009 and President and CEO of Linear Metals Company (a mining exploration company) from January 2008 to April 2012; prior thereto, CFO and Vice-President of Finance of Brigus Gold Corp. and Linear Metals Company.	November 16, 1998	340,000

Peter McCarter (2) Ontario, Canada	Director	Retired mining executive.	November 16, 2007	30,000

Richard Morland Northwest Territories, Canada	Director	Consulting Mining Engineer since July 2010; prior thereto, Vice President, Operations and President and Chief Operating Officer, BHP Billiton Diamonds Inc. (a mining company).	September 1, 2011	5,000

R. J. (Jim) Andersen Ontario, Canada	Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of the Company since June 2001; prior thereto, President of Andersen & Company, PC (a chartered accounting firm) from January 2007 to October 2011.	Not applicable	450,000

Avalon Rare Metals Inc.	Page 88

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *

David Marsh Ontario, Canada	Senior Vice President, Metallurgy and Interim Chief Operating Officer	Senior Vice President, Metallurgy of the Company since August 2012 and Interim Chief Operating Officer of the Company since June 2013; prior thereto, General Manager- Technical Projects Development at Paladin Energy	Not applicable	Nil

William Mercer Ontario, Canada	Vice President, Exploration	Vice President, Exploration of the Company since June 2007, prior thereto, self-employed Geological Consultant from October 2006 to December 2010.	Not applicable	84,234

Pierre Neatby Ontario, Canada	Vice President, Sales and Marketing	Vice President, Sales and Marketing of the Company since July 2010; prior thereto, Vice President of Noranda Inc. and Managing Director of European Sales of Noranda Inc. (an international mining company).	Not applicable	13,500

Richard Pratt Ontario, Canada	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary of the Company since August 1, 2011; prior thereto, General Counsel, MagIndustries Corp. (an international mining company) since 2008; prior thereto, Partner, Osler, Hoskin & Harcourt LLP (a law firm).	Not applicable	Nil

Avalon Rare Metals Inc.	Page 89

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *

Mark Wiseman Ontario, Canada	Vice President, Sustainability	Vice President, Sustainability of the Company since November 2011; prior thereto, Director Health, Safety and Environment for Xstrata Nickel’s Koniambo Project, a division of Xstrata plc (an international mining company).	Not applicable	Nil

Notes:

* As provided by the respective director or executive officer.

(1)	The members of the Company’s Audit Committee are Brian MacEachen (Chair), Alan Ferry and Peter McCarter.
(2)	The members of the Company’s Compensation, Governance and Nominating Committee are Peter McCarter (Chair) and Alan Ferry.

The directors and executive officers of the Company, as a group, beneficially own, control or direct, directly or indirectly, 2,532,734 common shares of the Company, representing 2% of the issued and outstanding common shares of the Company.

The term of office for each director expires at the next annual meeting of shareholders at which his successor is elected unless, prior thereto, a director resigns or is removed from office or otherwise ceases to be qualified as a director, in each case in accordance with the CBCA.

9.2.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, no director or executive officer of the Company is, as of the date of this hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Company when it became subject to a cease trade order that was issued by the Ontario, British Columbia and Alberta securities commissions in 2003 for failure to file financial statements; or

Avalon Rare Metals Inc.	Page 90

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

(ii)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the Company’s knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of the Company’s securities of the Company to affect materially the control of the Company:

(i)	is, as at of the date hereof, or has been, within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the Company's knowledge, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect material the control of the Company, has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

9.3.	Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. See “Description of the Business – Risk Factors – Risks Associated with Conflicts of Interest”.

10.	Legal Proceedings and Regulatory Actions

The Company is and has not been a party as a defendant to, and none of its properties are or were the subject of, any legal proceedings during the financial year of the Company ended August 31, 2013 that involve a claim for damages which exceeds ten per cent of the current assets of the Company, and no such legal proceedings are known to Avalon to be contemplated.

Avalon Rare Metals Inc.	Page 91

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

There were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year of the Company ended August 31, 2013, no other penalties or sanctions have been imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision with respect to the securities of Avalon, and no settlement agreements were entered into with a Court relating to securities legislation or with a securities regulatory authority during the financial year of the Company ended August 31, 2013.

11.	Interest of Management and Others in Material Transactions

The Company is not aware of any material interest, direct or indirect, in any transaction within the three most recently completed financial years involving any director, executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing that has materially affected or will materially affect the Company, other than as set forth herein.

12.	Transfer Agent and Registrar

The Company’s transfer agent and registrar is TMX Equity Transfer Services Inc., with its principal office at 200 University Avenue, Suite 400, Toronto, ON M5H 4H1. The Company’s U.S. co-transfer agent is Registrar and Transfer Company with its principal office at 10 Commerce Drive, Cranford, NJ 07016.

13.	Audit Committee and Related Information

13.1.	Charter

The responsibilities and duties of the audit committee (the “Audit Committee”) of the Board of Directors of the Company are set out in the Audit Committee’s Charter (the “Charter”), the text of which is set forth in Appendix A to this AIF.

13.2.	Composition

Name	Independent Yes/No	Financially Literate Yes/No	Relevant Education/Experience

Brian MacEachen Chairman	Yes	Yes	•	Chartered Accountant with over 20 years of experience in overseeing the financial management of publicly-traded companies

			•	Formerly Executive Vice President of Brigus Gold Company and President and CEO of Linear Metals Company

			•	Holds a BBA and CA

Avalon Rare Metals Inc.	Page 92

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Name	Independent Yes/No	Financially Literate Yes/No	Relevant Education/Experience

Alan Ferry	Yes	Yes	•	Retired Chartered Financial Analyst with over 25 years of experience as a mining analyst with various investment dealers

			•	Holds a B.Sc.

			•	Serves on the board of directors of five publicly traded companies and the audit committee of four publicly traded companies

Peter McCarter	Yes	Yes	•	Retired mining executive.

			•	Holds a B.A., LL.B. and M.B.A

The standards for determining independence and financial literacy of members of the Audit Committee are as set out in National Instrument 52-110.

13.3.	Pre-Approval Policies and Procedures

Under the terms of the Charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the auditor. Authority to pre-approve such services may be delegated by the Audit Committee to one member, provided that the pre-approval is presented to the full Audit Committee at the next meeting of the Audit Committee.

13.4.	External Auditor Service Fees

The following table provides detail in respect of audit, audit related, tax and other fees paid by the Company to the external auditors for professional services:

Reporting Period	Audit Fees (1)	Audited-Related Fees (2)	Tax Fees (3)	All Other Fees (4)
August 31, 2013	$59,400	$26,235	Nil	$	Nil
August 31, 2012	$27,520	$13,860	Nil		$495

Notes:

(1)	“Audit Fees” include the aggregate professional fees billed by the Company’s auditor for the audit of the annual financial statements and other regulatory audits and filings.
(2)	“Audit-Related Fees” include professional fees billed by the Company’s auditor related to assurances and related services related to the performance of the audit or review of financial statements not included in “Audit Fees”.
(3)	“Tax Fees” include the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” include the aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. The other fees paid during fiscal years 2012 were for services rendered in connection with the preparation and issuance of comfort letters for the Company’s SEC related filings, for the Company’s prospectus equity offerings completed in fiscal 2011.

Avalon Rare Metals Inc.	Page 93

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

14.	Material Contracts

Except for contracts entered into in the ordinary course of business and those contracts described above under “General Development of the Business”, the Company is not a party to any material contract.

15.	Interests of Experts

15.1.	Names and Interests of Experts

Technical information set forth herein relating to the Nechalacho Project, is substantially derived from: (a) the Technical Report dated May 31, 2013, effective April 17, 2013 and prepared by Tudorel Ciuculescu, M.Sc., P.Geo. of RPA, Kevin Hawton, P.Eng. of Knight Piesold Limited, and Bernard Foo, P.Eng., Richard Gowans, P.Eng., Christopher Jacobs, C.Eng., MIMMM, and Jane Spooner, P.Geo., all of Micon, each of whom is a qualified person pursuant to NI 43-101; and (b) the Company’s news release dated August 15, 2013 each of which is available for review on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Dr. William Mercer, P.Geo., Vice President, Exploration of the Company, David Marsh, Senior Vice President, Metallurgy of the Company, and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company, are the qualified persons who prepared or supervised the preparation of, or reviewed and approved, as applicable, the technical information (including the technical information relating to mineral processing and metallurgy) contained under the headings "Description of the Business - Nechalacho Project" and "Description of the Business - Other Properties and Assets".

Other than 1,425,000 common shares of the Company held by Mr. Bubar, the aforementioned firm and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company at or following the time when they prepared the Technical Report, or prepared or supervised the preparation of, or approved, as applicable, the technical information contained under the headings "Description of the Business - Nechalacho Project" and "Description of the Business - Other Properties and Assets", as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation, supervision of the preparation, or approval, of such disclosure.

Other than Messrs. Mercer, Marsh and Bubar, who are currently officers of the Company, none of the aforementioned persons, nor any directors, officers or employees of such the aforementioned firms, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

McCarney Greenwood LLP, Chartered Accountants are the independent auditors of the Company in respect of the audited consolidated financial statements of the Company for the year ended August 31, 2013, and the auditor’s report thereon. McCarney Greenwood LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Avalon Rare Metals Inc.	Page 94

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

16.	Additional Information

Additional information relating to the Company can be found under the Company’s profile on the SEDAR website at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for its most recently completed financial year.

Avalon Rare Metals Inc.	Page 95

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Appendix A - Charter of the Audit Committee

CHARTER OF THE AUDIT COMMITTEE

Purpose

The Audit Committee (the “Committee”) of Avalon Rare Metals Inc. (the “Company”) is a standing committee of the Company, established by the Board of Directors (the “Board”) to assist the Board in fulfilling its oversight responsibilities to the Company. In so doing, the Committee provides an avenue of communication among the independent auditors of the Company (the “Auditors”), management, and the Board. The Committee’s primary duties and responsibilities are to gain reasonable assurance of the following:

•	that the Company complies with the applicable laws, regulations, rules, policies and other requirements of governments, regulatory agencies and stock exchanges relating to financial reporting and disclosure (“Applicable Law”);

•	that management of the Company has assessed areas of potential significant financial risk to the Company and taken appropriate measures;

•	the independence, and satisfactory performance of the Auditors in accordance with the engagement between the Company and the Auditors;

•	that the accounting principles, significant judgments and disclosures that underlie or are incorporated in the Company’s financial statements are the most appropriate in the prevailing circumstances;

•	that the Company’s quarterly and annual financial statements present fairly the Company’s financial position and performance in accordance with generally accepted accounting principles; and

•	that appropriate information concerning the financial position and performance of the Company is disseminated to the public in a timely manner.

Composition

The Committee shall be comprised of three or more directors of the Company (“Directors”), selected by the Board from time to time, each of whom must be independent1. All members of the Committee shall be financially literate2. The Committee members shall be appointed by the Board and serve until their successors are appointed.

1 A Committee member is considered an independent director if he or she has no direct or indirect material relationship with the Company which could, in the view of the Board, be reasonably expected to interfere with the exercise of such individual’s independent judgment as more particularly set out in National Instrument 52-110 - Audit Committees (“NI 52-110”). Determination as to whether a particular Director satisfies the requirements for membership in the Committee shall be made by the Board.

2 An individual is financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements as set out in NI 52-110.

Avalon Rare Metals Inc.	Page 96

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

Committee Chair

Annually, the Board, upon receiving the recommendation of the Committee, will appoint the Chair of the Committee (the “Chair”), selected from among the members of the Committee. The incumbent Chair will continue in office until a successor is appointed.

Reliance on Experts

The Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any advisors engaged by it. In so doing, each member of the Committee shall rely in good faith upon:

(a)	any financial statements or a written report of the Company presented by an officer or the Auditors to present fairly the financial position of the Company in accordance with generally accepted accounting principles and similar standards of financial reporting, presentation and disclosures; and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

For the purpose of performing their duties, the members of the Committee, individually or collectively, shall have the right to inspect all books, records and accounts and any other matters relating to the operational and financial matters of the Company, directly communicate with or interview any officer, executive director, the Auditors, internal financial management of the Company, and/or Company counsel.

Remuneration of Committee Members

No member of the Committee may earn fees from the Company (or any of its subsidiaries) other than directors’ fees (which fees may include cash, options or other consideration ordinarily available to directors). For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

Meetings & Operating Procedures

•	The Committee shall meet at least four times annually, or more frequently as circumstances dictate;

•	A quorum shall be a majority of the members;

•	Meetings of the Committee shall take place in person or by telephone and shall be called by the Chair. Meetings may also be called by any other member of the Committee, or by the chair of the Board, the Chief Executive Officer, or the Chief Financial Officer of the Company or by the Auditors. Unless otherwise specified by the Chair, the Secretary or the Assistant Secretary of the Company shall act as secretary of the Committee and shall provide the chair of the Board and each member of the Committee with notice of the meetings of the Committee and each shall be entitled to attend such meetings. The Chair or the Committee may require any officer or employee of the Company (or any subsidiary thereof) to attend a Committee meeting and, further, may invite any such other individuals to attend a Committee meeting as deemed appropriate or advisable;

•	In the absence of the Chair of the Committee, the members shall appoint an acting Chair and a Secretary;

Avalon Rare Metals Inc.	Page 97

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

•	A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee in a timely fashion and made available to the Chair of the Board and each Director of the Company;

•	The Chair (or other appropriate person) shall prepare and/or approve an agenda in advance of each meeting;

•	Periodically, the Committee, in consultation with management and the Auditors, shall develop and participate in a process for review of matters affecting the Committee’s mandate outlined throughout this Charter, especially where the issues may have the potential to impact the Company’s financial statements, reports, systems of internal control, policies and disclosures;

•	From time to time, the Committee shall communicate its expectations to management and the Auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the Auditors in advance of meeting dates; and

•	Annually, the Committee shall review, discuss and assess its collective performance and that of its members and report the outcome to the Board. In addition, the Committee shall periodically review its role and responsibilities.

Responsibilities and Duties

•	Review the Company’s annual audited financial statements and quarterly unaudited financial statements and the accompanying Management Discussion and Analysis prior to filing or distribution, and report its findings for approval to the Board. Review should include discussion with management, and where appropriate, the Auditors in respect of significant issues regarding accounting principles, practices and judgments;

•	Review news releases and reports to be issued by the Company with respect to the Company’s annual and quarterly financial statements and, if appropriate, recommend approval of same to the Board prior to distribution.

•	Confirm that adequate internal control procedures and resources are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures;

•	In consultation with management and the Auditors, consider the integrity of the Company’s financial reporting processes and controls. Discuss significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the Auditors together with management’s responses and follow-up to their satisfactory conclusion;

•	Review with management and the Auditors the management certifications of the financial statements as required on a quarterly and annual basis;

•	Review with management and the Auditors the appropriateness of the Company’s accounting policies, disclosures, reserves, key estimates and judgments, including changes or alternatives thereto and to obtain reasonable assurance that they are in compliance with GAAP, and report thereon to the Board;

•	Review the following with management with the objective of obtaining reasonable assurance that financial risk is being effectively managed and controlled:

i)	management’s tolerance for financial risks;

Avalon Rare Metals Inc.	Page 98

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

ii)	management’s assessment of significant financial risks facing the Company; and

iii)	the Company’s policies, plans, processes and any proposed changes to those policies for controlling significant financial risks;

•	Review all proposed activities with related parties and any material transaction in which an Avalon employee or director has a conflict of interest, or potential conflict of interest;

•	Annually, review any legal or regulatory matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with Applicable Law, and inquiries received from regulators or governmental agencies. Management shall provide the Committee with copies of correspondence between the Company, the Auditor, the Company’s counsel, stock exchanges, securities commissions and any other stakeholder relating to any issues respecting the Company’s financial statements and/or disclosures;

•	Annually, review and assess the Company’s Investment Policy, and recommend any changes to the Board;

•	Annually, review and reassess the adequacy of this Charter, submit any changes to the Board for approval and ensure that it is in compliance with Applicable Law.

Relationship with the Auditors

•	The Auditors will be accountable and report directly to the Committee. The Committee shall review the independence and performance of the Auditors and annually recommend to the Board the appointment and compensation of the Auditors or discharge of Auditors, when circumstances warrant, and for the Board to submit same to shareholders for ratification;

•	The Committee will oversee the work of the Auditors engaged to prepare or issue an audit report or perform other audit, review or attest services for the Company, including the resolution of disagreements between management and the Auditors;

•	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor. The Audit Committee has delegated to the Chair of the committee the authority to pre-approve non-audit services up to an amount of $5,000, with such pre-approved services presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

i)	the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more than five percent of the total amount of fees paid by the Company and its subsidiaries to the external auditors during the fiscal year in which the services are provided;

ii)	the Company or subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

iii)	the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by the Chair of the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

•	On an annual basis, the Committee shall review and discuss with the Auditors all significant relationships they have with the Company that could impair the Auditors’ independence;

Avalon Rare Metals Inc.	Page 99

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

•	Review the Auditors’ audit plan, discuss scope, staffing, locations, reliance upon management and internal audit, if any, and general audit approach;

•	Prior to releasing the annual audited financial statements, discuss the results of the audit with the Auditors, as well as any matters required to be communicated to the committee by the Auditors;

•	Consider the Auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

•	Review the results of independent audits and any change in accounting practices or policies and their impact on the financial statements;

•	Where there are unsettled issues raised by Auditors that do not have a material effect on the annual audited financial statements, require that there be a written response identifying a course of action that would lead to their resolution.

Other

•	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•	Ensure that the Company’s annual information form (“AIF”) and management information circulars (and any other relevant disclosure documentation) contains the prescribed disclosure regarding the Committee;

•	The policies and procedures of the Committee should remain flexible in order to enable it to react to changes in circumstances and conditions so as to ensure that the corporate accounting reporting practices of the Company are in accordance with Applicable Law and current best practices. The purpose and procedures outlined in this Charter are meant to serve as guidelines rather than inflexible rules and the Committee is encouraged to adopt such additional procedure and standards as it deems necessary from time to time to fulfill its responsibilities.

Limitations on Committee’s Duties

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. Further, while the Committee has the responsibilities and powers set forth in this Charter, the Committee’s mandate and function is one of oversight. It is not the duty of the Committee to plan or conduct internal or external audits or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such functions are the responsibility of management of the Company and/or the Auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, amongst the management of the Company and the Auditors or to ensure compliance with Applicable Law and regulations. Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which he or she receives information (ii) the accuracy of the financial and other information provided by such persons or organizations (absent actual knowledge to the contrary, which shall be promptly reported to the Board) and (iii) representations made by management as to all audit and non-audit relationships with and/or services provided by the Auditors.

Avalon Rare Metals Inc.	Page 100

Annual Information Form
For the year ended August 31, 2013 and dated as of November 28, 2013

The Chair of the Audit Committee

Specific duties of the Chair include:

•	leading the Committee in discharging all duties set out in the Audit Committee Charter, exercising the authority delegated by the Board;

•	managing the affairs of the Committee to ensure that the Committee is organized properly and functions effectively;

•	presiding at, and together with the members of the Committee, management, external auditors and advisors, as appropriate, call, schedule and prepare the agenda for each meeting of the Committee;

•	hold in-camera sessions between the Committee and the Auditors, whenever appropriate;

•	coordinating with the CFO, Corporate Secretary, management and the external auditors to ensure that:

i)	minutes are prepared accurately and distributed on timely basis;

ii)	briefing materials are delivered to members sufficiently in advance of Committee meetings to allow a thorough review by the members;

iii)	matters are properly presented for the members’ consideration at meetings; and

iv)	the members have adequate opportunity to question management, employees and the Auditors regarding financial results, internal controls, the collection of financial information and all other matters of importance to the Committee;

•	ensuring that the Committee, following each meeting:

i)	reports to the Board regarding its activities, findings and recommendations; and

ii)	makes Committee information available to any director upon request.

Approved by the Board of Directors on November 19, 2013

Avalon Rare Metals Inc.	Page 101